   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 16, 2000


                                                      REGISTRATION NO. 333-31680
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------


                                AMENDMENT NO. 3


                                       TO

                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                               ------------------

                                CELLOMICS, INC.
             (Exact name of registrant as specified in its charter)

            DELAWARE                            8731                           25-1763831
(State or other jurisdiction of     (Primary Standard Industrial            (I.R.S. Employer
 incorporation or organization)     Classification Code Number)           Identification No.)

                              635 WILLIAM PITT WAY
                         PITTSBURGH, PENNSYLVANIA 15238
                                 (412) 826-3600
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                               ------------------

                            D. LANSING TAYLOR, PH.D.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              635 WILLIAM PITT WAY
                         PITTSBURGH, PENNSYLVANIA 15238
                                 (412) 826-3600
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                               ------------------

                                   COPIES TO:

                 WILLIAM R. NEWLIN                                    RODD M. SCHREIBER
                LEWIS U. DAVIS, JR.                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM (ILLINOIS)
                 RONALD W. SCHULER                                  333 WEST WACKER DRIVE
    BUCHANAN INGERSOLL PROFESSIONAL CORPORATION                          SUITE 2100
                 ONE OXFORD CENTRE                                 CHICAGO, ILLINOIS 60606
                 301 GRANT STREET
          PITTSBURGH, PENNSYLVANIA 15219

                               ------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                               ------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. CELLOMICS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                   SUBJECT TO COMPLETION -- NOVEMBER 16, 2000


PROSPECTUS
--------------------------------------------------------------------------------

                                6,000,000 Shares

                                 CELLOMICS LOGO
                                  Common Stock

--------------------------------------------------------------------------------


Cellomics, Inc. is offering 6,000,000 shares of its common stock in an initial public offering. Prior to this offering, there has been no public market for Cellomics' common stock.


Cellomics is developing and commercializing products in the emerging field of cellomics in an effort to extend the recent advances in genomics, the study of genes, and proteomics, the study of proteins.


It is anticipated that the public offering price will be between $11.00 and $13.00 per share. The shares of Cellomics have been approved for quotation on the Nasdaq National Market under the symbol "CLMX".


                                                    Per Share         Total
Public offering price.............................  $              $
Underwriting discounts and commissions............  $              $
Proceeds, before expenses, to Cellomics...........  $              $


SEE "RISK FACTORS" ON PAGES 5 TO 13 FOR FACTORS THAT SHOULD BE CONSIDERED BEFORE INVESTING IN THE SHARES OF CELLOMICS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------


The underwriters may purchase up to 900,000 additional shares from Cellomics to cover over-allotments.


PRUDENTIAL VECTOR HEALTHCARE
   A UNIT OF PRUDENTIAL SECURITIES

                                    ING BARINGS
                                                           DAIN RAUSCHER WESSELS
            , 2000

[Diagrams depicting our complete solution in applying cellomics products and technologies to the life sciences markets, including products that generate data, extract information and create cellular knowledge.]

                               TABLE OF CONTENTS


                                     PAGE
                                     ----
Prospectus Summary.................    1
Risk Factors.......................    5
Forward-Looking Statements.........   14
Use of Proceeds....................   15
Dividend Policy....................   15
Capitalization.....................   16
Dilution...........................   17
Selected Financial Data............   18
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations........   20
Business...........................   26
Management.........................   41
Certain Transactions...............   50
Principal Stockholders.............   54
Description of Capital Stock.......   58
Shares Eligible for Future Sale....   62
Underwriting.......................   64
Legal Matters......................   66
Experts............................   66
Where You Can Find More
  Information......................   66
Index to Financial Statements......  F-1


--------------------------------------------------------------------------------

     ArrayScan(R) and Cellomics(R) are our registered trademarks. We have applied for registration of the following trademarks: the Cellomics logo, CellChip, HitKit, and PharmacoCellomics. This prospectus also includes trademarks and tradenames of other companies.
--------------------------------------------------------------------------------

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

                               PROSPECTUS SUMMARY


     This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully.


                                  OUR COMPANY

     We are a pioneer in the emerging field of cellomics. We believe the field of cellomics will extend the recent advances in genomics, the study of genes, and proteomics, the study of proteins. Cellomics refers to the study of all the molecules comprising a cell, as well as their interactions in space and over time, that bring about cellular functions. Normal genes and proteins coordinate and perform life functions and abnormal genes and proteins cause disease at the cellular level. We offer products that we design to provide in-depth knowledge about cells and cellular functions in order to aid researchers in drug discovery, basic biomedical research and clinical diagnostics. We design our products to:

     - measure the physical position and activity over time of cells and cellular components;

     - extract information about cells, cellular components and their functions;

     - create new knowledge about cells; and

     - enable researchers to access a digital "virtual cell."


     We developed our initial products starting in 1997 through early technology access programs with Johnson & Johnson, Merck & Co., Inc. and Warner-Lambert Company. We currently market five products and have a number of products in various stages of development. We currently develop a number of our products in collaboration with third parties, including Carl Zeiss Jena GmbH, one of the world's leading optical engineering and manufacturing companies, as well as ACLARA Biosciences, Inc. and Molecular Probes, Inc. In addition, in June 2000, we entered into a strategic relationship with Beckman Coulter, Inc. This relationship includes a global distribution agreement for some of our high content screening and informatics products. Beckman Coulter has also purchased $5.8 million of our common stock.


                                  OUR PRODUCTS

     Our products and products in development include:

     - High Content Screening Products. We refer to information about time, space and activity of cells and cellular components as high content cellular information. We design our high content screening products to provide this information to researchers. We introduced our first automated system, the ArrayScan II, in late 1999, and have additional automated systems in development. Our customers can expand the capabilities of our automated systems through follow-on purchases of our software tools and tests for specific cellular reactions. We are also developing a miniaturized screening system, called the CellChip System. We believe the CellChip System will permit researchers to perform cell experiments more quickly and at lower cost.


     - Informatics Products. We refer to software programs that archive, manage and extract large quantities of information about cells, cellular components and their functions as informatics products. We began commercialization of our first informatics product, Cellomics Store, in 1999 and have recently released our second informatics product, Cellomics Screen. We design our informatics products to provide our customers with a user-friendly, web-based environment built on top of industry standard database tools, together with data and pattern analysis tools for easy data exchange.


     - Cellular Bioinformatics Products. We refer to searchable databases of cellular information and related software as cellular bioinformatics products. We design these products to enable researchers to perform computer-based searches of cellular information to identify new knowledge about cells and cellular functions. We believe our database under development has the potential to personalize drug discovery based on the response of an individual's cells to drugs in much the same way that genomics databases have begun to personalize drug discovery based on the genetic make-up of individual patients.

     We believe our products can enhance the productivity of the drug discovery process by offering insights into the cellular properties of drug candidates prior to initiating pre-clinical and human clinical trials. We believe that, in this way, our products may allow researchers to more accurately identify and select those candidates that have a higher chance of successfully completing the drug development process. In addition to our products, we market Zeiss' Ultra High Throughput Screening System in North America on an exclusive basis.

                           OUR INITIAL TARGET MARKETS


     We initially target our products to pharmaceutical and biotechnology companies and academic and government laboratories engaged in drug discovery. According to industry sources, the pharmaceutical industry spent approximately $24 billion on research and development in 1999. Industry sources estimate that only 20% of new drug candidates ever become marketed drugs, and only about 30% of drugs ever recoup their development costs. We believe that researchers must understand how cells work in order to develop effective drugs or therapies. Present drug discovery techniques, however, do not provide information about the physical position and activity over time of cells and cellular components. The current drug discovery process therefore makes assumptions about the specificity, effectiveness and toxicity of potential drug candidates. These assumptions must then be validated through expensive and time consuming pre-clinical and human clinical trials. In addition, advances in some aspects of the drug discovery process, such as genomics, proteomics and high throughput screening, have led to a proliferation in the number of potential drug candidates and a corresponding bottleneck in selecting candidates for further development. We estimate that the drug discovery market for our products includes approximately 140 pharmaceutical companies, 2,000 biotechnology companies and over 1,000 academic and government laboratories.


                                  OUR STRATEGY

     We aim to be a leader in the field of cellomics. Key elements of our strategy include:

     - establishing high content screening as the standard for drug discovery;

     - offering a broad menu of software tools and tests for specific cellular reactions to generate recurring revenues;

     - expanding into additional segments of the life sciences market, including basic biomedical research, clinical diagnostics and agriculture;

     - migrating our high content screening system to the miniaturized CellChip System;

     - constructing a powerful predictive tool by creating a searchable repository of cellular information and by linking this information to existing genomics and proteomics databases; and

     - combining our strengths with the strengths of strategic corporate partners to access complementary technologies and strengthen our commercialization capabilities.


                                    ABOUT US



     We were originally incorporated in Pennsylvania in 1995, and reincorporated in Delaware in 1998. Our revenues from operations totaled approximately $13.3 million since our inception, including $3.4 million in 1999 and $6.8 million for the nine months ended September 30, 2000. We have incurred operating losses in each of the years since our inception. As of September 30, 2000, our accumulated deficit was approximately $30.0 million.



     Our principal offices and facilities are at 635 William Pitt Way, Pittsburgh, Pennsylvania 15238, and our telephone number is (412) 826-3600.

                                  THE OFFERING

Shares offered by Cellomics.........      6,000,000 shares


Total shares outstanding after this
offering............................     24,175,800 shares



Use of proceeds.....................     For technology research and product and
                                         services development, scale-up of sales
                                         and marketing, facilities expansion,
                                         capital expenditures, working capital
                                         and general corporate purposes.



Nasdaq National Market symbol.......     CLMX



     We based the number of shares of common stock to be outstanding after this offering on the number of shares outstanding on October 31, 2000. This number includes 13,735,923 shares of common stock issuable on the conversion of all of our outstanding shares of convertible preferred stock but excludes:



    - 3,636,600 shares of our common stock reserved for issuance under our stock option plans, including options to purchase 1,553,393 shares of our common stock that are outstanding, as of October 31, 2000, at a weighted average exercise price of $0.53 per share, and options to purchase up to 1,350,000 shares of our common stock that we expect to grant on or about the closing of this offering, at an exercise price equal to the initial public offering price;



    - 1,425,031 shares of common stock issuable on exercise of outstanding warrants, as of October 31, 2000, at a weighted average exercise price of $2.41 per share; and



    - up to 900,000 shares of our common stock that the underwriters may purchase if they exercise their over-allotment option in full.


     Unless otherwise indicated, information in this prospectus assumes the following:


     - the conversion of all of our outstanding shares of convertible preferred stock into shares of common stock on the closing of this offering;



     - completion of a 3.19-for-1 stock split immediately prior to the offering, with all references to shares of preferred stock outstanding prior to the conversion into common stock reflecting the stock split; and


     - the filing of our amended and restated certificate of incorporation.

                                  RISK FACTORS

     You should consider the risk factors and the impact of various events that could adversely affect our business before investing in our common stock.

                             SUMMARY FINANCIAL DATA

     We derived the following summary statement of operations data for the years ended December 31, 1997, 1998 and 1999 from our audited financial statements.


     We derived the statement of operations data for the nine months ended September 30, 1999 and 2000 from our unaudited interim financial statements.



     The pro forma net loss per share presented below for the year ended December 31, 1999 and the nine months ended September 30, 2000 includes the assumed conversion of our Series A, Series B and Series C preferred stock actually outstanding at the end of each period into common stock on a one-for-one basis at the beginning of each period, or the date of issuance during that period, if later.


     The pro forma balance sheet data presented below give effect to:


     - the sale of 1,312,395 shares of our Series C preferred stock in October 2000, for aggregate gross proceeds to us of $7.5 million;



     - the payment of $2.0 million in transaction costs in October 2000, related to the sale of our Series C preferred stock;



     - the sale of 168,148 shares of our common stock to Beckman Coulter in October 2000, for aggregate gross proceeds to us of $960,922; and



     - the conversion of our Series A, Series B and Series C preferred stock into common stock on the closing of this offering, as if such conversion had occurred at September 30, 2000.


     The pro forma as adjusted balance sheet data presented below give effect to:


     - the sale of 6,000,000 shares of our common stock in this offering at an assumed initial public offering price of $12.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses, and paying accrued dividends through September 30, 2000 of $2.4 million to the holders of our outstanding preferred stock.


     You should read the summary financial data together with our financial statements and the related notes and the sections of this prospectus entitled "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                                                                                     NINE MONTHS
                                                                                                        ENDED
                                                                                                    SEPTEMBER 30,
                                                            YEAR ENDED DECEMBER 31,             ---------------------
                                                       ----------------------------------            (UNAUDITED)
                                                        1997         1998          1999          1999          2000
                                                       -------      -------      --------       -------      --------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues.............................................  $   395      $ 2,273      $  3,390       $ 1,517      $  6,796
Operating costs and expenses.........................    2,820        5,782        13,847         9,482        17,774
Loss from operations.................................   (2,425)      (3,509)      (10,457)       (7,965)      (10,978)
Net loss.............................................   (2,438)      (3,495)      (10,618)       (7,910)      (12,891)
Net loss attributable to common stockholders.........   (2,438)      (4,013)      (11,551)       (8,603)      (43,047)
Net loss per share--basic and diluted................  $ (0.68)     $ (1.09)     $  (3.06)      $ (2.28)     $ (10.96)
Shares used to compute basic and diluted net
  loss per share.....................................    3,600        3,676         3,771         3,768         3,926
Pro forma net loss per share.........................                            $  (1.07)                   $  (3.36)
Shares used to compute pro forma net loss per
  share..............................................                               9,899                      12,459



                                                                      SEPTEMBER 30, 2000
                                                              ----------------------------------
                                                                         (UNAUDITED)
                                                                                       PRO FORMA
                                                                                          AS
                                                               ACTUAL     PRO FORMA    ADJUSTED
                                                              --------    ---------    ---------
                                                                        (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 23,034    $ 29,455     $ 93,272
Working capital (deficit)...................................    19,395      25,463       91,173
Total assets................................................    32,052      38,473      101,790
Total long-term debt less current maturities................     1,356       1,356        1,356
Mandatorily redeemable convertible preferred stock..........    41,521          --           --
Total stockholders' equity (deficit)........................   (19,718)     27,871       93,581

                                  RISK FACTORS

     You should carefully consider the following risk factors, in addition to other information set forth in this prospectus, before purchasing shares of our common stock. Each of these risk factors could adversely affect our business, financial condition and operating results, as well as the value of an investment in our common stock. This investment involves a high degree of risk.

     RISKS RELATED TO OUR BUSINESS

     AS AN EARLY STAGE COMPANY, WE FACE MANY RISKS INHERENT IN OPERATING A NEW BUSINESS. IF WE DO NOT OVERCOME THESE RISKS, WE MAY NOT SUCCEED OR BECOME PROFITABLE.

     The risks inherent in operating a new business such as ours include:

     - difficulties and delays often encountered in developing, producing and commercializing new, complex technologies;

     - developing the markets for our high content screening, informatics and cellular bioinformatics products and technologies;

     - transitioning our research and development efforts to commercializing technologies; and

     - attracting and retaining qualified management, sales, technical and scientific staff.

     We cannot assure you that we will be able to address these risks effectively. Therefore, uncertainty exists about the extent of our future losses and the time required to achieve and maintain profitability. Further, we cannot assure you that we will ever be able to generate sufficient revenue to achieve or maintain profitability.

     WE HAVE A LIMITED OPERATING HISTORY AND HAVE INCURRED SIGNIFICANT LOSSES TO DATE. WE EXPECT TO CONTINUE TO INCUR LOSSES IN THE FORESEEABLE FUTURE AND WE MAY NEVER ACHIEVE OR MAINTAIN PROFITABILITY.


     We incurred operating losses in each of the years since our inception. As of September 30, 2000, our accumulated deficit was approximately $30.0 million. Our losses primarily result from research and development and selling, general and administrative expenses associated with our operations. Since our inception, we have generated limited revenue from the sale of our products, technology and services. We have financed our operations principally from private placements of our common and preferred stock, collaboration agreements and grants. We expect to continue to experience significant operating losses in the foreseeable future as we continue to expand our research and development efforts, our marketing and sales force and our facilities in an effort to commercialize more of our products. We expect to incur additional losses until such time, if ever, that our revenues from the sale of our products, technologies and services cover our expenses. Achieving and maintaining long-term profitability depends on successfully commercializing our products and technologies. We cannot assure you that we will be able to achieve any of the foregoing or that we will be profitable even if we successfully commercialize our products.


     WE USE SIGNIFICANTLY MORE CASH THAN WE GENERATE. IF WE FAIL TO OBTAIN SUFFICIENT CAPITAL, THEN OUR BUSINESS WOULD BE SIGNIFICANTLY HARMED.


     Since our inception, our operating and research and development activities consumed more cash than we generated. Our current and anticipated development projects require substantial additional cash. We expect that the net proceeds from this offering, together with our existing assets and revenues from operations, will be sufficient to fund our operations through at least 2002. However, we may need to raise additional capital before that time or in the future to meet our operating and research and development cash requirements. The amounts and timing of our actual expenditures and our need to raise additional funds will depend on numerous factors, including the scope, status and success of our product development and commercialization efforts, the amount of proceeds actually raised in this offering, the amount of cash generated by our operations, competitive developments, the scope and success of our sales and marketing activities, changes in or termination of existing collaboration and licensing arrangements, costs of acquisitions of or investments in companies, technologies, products or assets and our need for manufacturing capacity. We lack committed external sources of funding and cannot assure you that we will be able to obtain additional funds on acceptable terms, if at all. The unavailability of adequate funds may require us to:


     - delay, reduce the scope of, or eliminate the development or commercialization of one or more of our products;

     - obtain funds through arrangements with collaboration partners or others that may require us to relinquish rights to technologies or products that we would otherwise seek to develop or commercialize ourselves;

     - license rights to technologies or products on terms that are less favorable to us than might otherwise be available;


     - raise funds by issuing additional stock, which could have rights superior to existing stockholders or otherwise dilute our stockholders' interest; or



     - discontinue operations.


     IF WE FAIL TO SUCCESSFULLY DEVELOP OR COMMERCIALIZE OUR TECHNOLOGIES OR TO GAIN ACCESS TO TECHNOLOGIES OF THIRD PARTIES, OR IF OUR PRODUCTS DO NOT BECOME WIDELY ACCEPTED METHODS IN DRUG DISCOVERY, WE MAY NOT GENERATE SUFFICIENT REVENUES OR ACHIEVE PROFITABILITY.

     We may encounter problems in commercially developing our technologies and products. The complex process of commercializing our high content screening, informatics and cellular bioinformatics products and technologies requires in some cases the combination of instrumentation, cellular analysis products, software and databases and our continued access to technologies of third parties.


     We have limited experience with commercializing and marketing products. We intend to rely on existing and future collaboration partners, including Zeiss and Beckman Coulter, for developing, commercializing or marketing our products. We cannot assure you that we, even with the assistance of our collaboration partners, can successfully develop our products and technologies to perform at the quality and capacity levels required for commercial success. Unforeseen complications could cause product development delays and increased development costs. We also expect in the future to derive a substantial portion of our revenues from the sale and licensing of consumables, such as reagents, which are substances used to detect and measure cellular structure and activities, and cellular analysis kits. We intend to continue to license cellular analysis technologies from third parties and to use these licenses to develop reagents and cellular analysis kits internally. We cannot guarantee that we will succeed in licensing any additional cellular analysis technologies on acceptable terms, if at all, or that we will successfully commercialize any reagents that we license or develop.



     Our reliance on collaboration partners, including Zeiss and Beckman Coulter, and outside vendors, including a sole or a limited group of suppliers in particular, also creates several risks, including:


     - disputes may arise, leading to delays in or termination of the research, development or commercialization of our products or resulting in significant litigation or arbitration;

     - our partners could independently develop, or develop with third parties, products or technologies that compete with our products;


     - our partners may not pursue or commit enough resources to successfully develop, commercialize, market or distribute our products or technologies; and


     - the terms of our contracts, including pricing with our partners, may not be favorable to us in the future.

If we are unable to enter into future collaboration agreements or maintain existing collaborations, we would experience increased capital requirements, encounter significant delays in commercializing our products and the development, manufacture or sale of our products may be adversely affected.

     Our tools for high content screening, informatics and cellular bioinformatics products and technologies target a new and undefined market. Pharmaceutical and biotechnology companies and academic and government laboratories currently use very little of these technologies. To date, our technologies have never been utilized in the discovery of any compound that has ultimately become a commercialized drug. Because our initial products have been in operation for only a limited period of time, their ease of use and commercial value have not been fully established. In addition, operators using these systems may require substantial new technical skills and training. If our customers do not accept our products and technologies because these systems fail or are perceived as failing to generate the expected quantities and quality of data, are too difficult or costly to use or are otherwise deficient, then market acceptance of our products will suffer and we may not be able to generate further sales or achieve or maintain profitability.

     IF OUR OPERATING RESULTS FLUCTUATE SIGNIFICANTLY, WE FAIL TO MEET FINANCIAL EXPECTATIONS OR THE FINANCIAL MARKETS EXPERIENCE GENERAL VOLATILITY, OUR STOCK PRICE MAY DECLINE SUBSTANTIALLY.

     Our operating results may fluctuate in the future. Some of the factors that could cause our operating results to fluctuate include:

     - the length and unpredictability of our sales cycles;

     - the relatively high purchase price of many of our products;


     - changes in exchange rates between the U.S. dollar and the German deutsche mark because the prices we pay for some of the components of systems we resell are denominated in deutsche marks;



     - research and development spending budgets of pharmaceutical companies;
       and


     - the timing, release and competitiveness of our or our competitors' products.

     If revenues decline in a period, whether due to a delay in recognizing expected revenues or otherwise, our earnings, if any, will decline. In particular, research and development and a majority of selling, general and administrative expenses are fixed costs regardless of variations in revenues. Due to fluctuations in our revenues and operating expenses, we believe that period-to-period comparisons of our results of operations are not a good indication of our future performance. If our operating results in some future quarter or quarters are below the expectations of securities analysts or investors, our stock price could fluctuate and substantially decline.

     In addition, historically, extreme price and volume fluctuations in the stock markets have occurred based on, among other things, general economic conditions. In particular, extreme fluctuations occurred in the market prices of the securities of life sciences companies, often without regard to their operating performance. These broad fluctuations may adversely affect the trading price of our common stock, regardless of our actual operating performance.


     In the past, following periods of market volatility, security holders of companies that are similar to us have instituted class action litigation. If the market value of our stock experiences adverse fluctuations and if litigation results, we could incur substantial legal costs and management's attention could be diverted, which could materially harm our business or cause the market price of our stock to further decline.


     WE RELY HEAVILY ON ZEISS TO MANUFACTURE SOME OF OUR KEY PRODUCTS. IF EITHER WE OR ZEISS FAIL TO PERFORM UNDER OUR AGREEMENTS, OUR ABILITY TO GENERATE REVENUES WILL BE SIGNIFICANTLY IMPAIRED.

     In February 2000, we entered into a development, manufacturing and supply agreement with Zeiss. That agreement obligates Zeiss to develop and manufacture our ArrayScan Kinetics Workstation and ArrayScan Kinetics Reader until 2002. Our ability to develop, manufacture and obtain a sufficient supply of these products depends significantly on Zeiss' performance under this agreement. If Zeiss experiences manufacturing or development difficulties, or delays or difficulties in adapting to design changes or does not otherwise perform under this agreement, our ability to generate revenues from sales of our ArrayScan Kinetics Workstation and ArrayScan Kinetics Reader will be dramatically reduced.


     The Zeiss development, manufacturing and supply agreement terminates in December 2005. However, in some instances, this agreement may be terminated prior to 2005. Termination of this agreement would require us to find one or more alternative developers, suppliers and manufacturers for these products or experience increased capital requirements to undertake development and manufacturing at our own expense. We cannot assure you that we would be able to find an alternative source to develop or manufacture our products on a timely basis or on terms acceptable to us, if at all. We also cannot assure you that we would be able to develop or manufacture these instruments on our own. Additionally, upon termination of this agreement, Zeiss could begin to develop its own competing technologies or seek other collaborators that develop products that are competitive with our products.

     IF WE CANNOT SUCCESSFULLY COMMERCIALIZE ZEISS' ULTRA HIGH THROUGHPUT SCREENING SYSTEM IN NORTH AMERICA, THEN OUR NEAR-TERM REVENUES WILL BE MATERIALLY REDUCED.


     In February 2000, we also entered into a sales and marketing agreement with Zeiss under which we agreed to sell and market Zeiss' Ultra High Throughput Screening System and related products. Under the agreement, we exclusively distribute these Zeiss products in North America. We expect to generate a significant portion of our near-term revenues from these products. If either we or Zeiss fail to perform under our agreement, or we cannot successfully commercialize these products, our revenues and net income, if any, will be significantly lower and our business will be materially harmed. This agreement terminates in December 2005. However, in some instances, this agreement may be terminated prior to December 2005. Termination of this agreement would lower our near-term and future revenues, and net income, if any.


     IF, AS A RESULT OF OUR LIMITED MANUFACTURING CAPABILITIES, WE ENCOUNTER MANUFACTURING PROBLEMS OR DELAYS, WE MAY HAVE LOWER REVENUES.


     Successful commercialization requires the manufacture of our products in commercial quantities at an acceptable cost, either by us or by our collaboration partners. To date, we have produced only a limited number of our products and we have no experience in manufacturing commercial quantities of our products. Our customers expect that we comply with standard manufacturing practices. We manufacture in one facility located in Pittsburgh, Pennsylvania. To achieve the production levels necessary for successful commercialization of our products, we will need to scale-up our manufacturing facilities, establish more automated manufacturing capabilities, maintain adequate levels of inventory and rely on collaboration partners for components. In many cases, we obtain and intend to obtain components, subassemblies, software and reagents used in our products from single suppliers or a limited number of suppliers. For example, we purchase optical components from Zeiss for our ArrayScan II and reagent supplies from Molecular Probes that are used in our cellular analysis kits, the loss of which would result in significant production delays and increased expenditures. We have recently begun to examine various options for expanding our facilities. We cannot assure you that we can develop the necessary manufacturing capability in compliance with manufacturing standards, or that we will be able to fund or build an adequate commercial manufacturing facility to provide adequate commercial supplies of quality products on a timely basis. If we cannot achieve the required level and quality of production, we may need to outsource production or rely on licensing and other arrangements with third parties who possess sufficient manufacturing facilities and capabilities. Even if we could outsource needed production or enter into licensing or other third party arrangements, this could reduce our gross margins and expose us to the risks inherent in relying on others. We also cannot assure you that our collaboration partners will deliver an adequate supply of required components on a timely basis. Failure to obtain these components on a timely basis would disrupt our manufacturing and increase our costs. We cannot assure you that we, acting alone or with the assistance of others, will successfully make the transition to commercial production.

     IF WE ENCOUNTER DIFFICULTIES IN COMMERCIALIZING OUR PRODUCTS ON A MASS SCALE AS A RESULT OF OUR LIMITED SALES FORCE AND MARKETING EXPERIENCE OR BECKMAN COULTER'S FAILURE TO PERFORM, THEN OUR REVENUES AND PROFITABILITY WILL DECLINE.


     We have a limited sales force and limited experience in selling, marketing, servicing and supporting our products. Successful penetration of our target markets requires a larger sales force or distribution partner able to address complex scientific and technical issues raised by our customers. We recently entered into a distribution agreement with Beckman Coulter under which they will distribute our ArrayScan II as well as our Cellomics Store and Cellomics Screen informatics products. Beckman Coulter will become our exclusive worldwide distributor of these products and of our ArrayScan Kinetics Reader high content screening product upon completion of the ArrayScan Kinetics Reader's development and our certifying to Beckman Coulter that we can deliver it in commercial quantities. Beckman Coulter will also market our test kits. Under the terms of our agreement, Beckman Coulter may terminate our agreement for any reason on 12-months' prior written notice to us. If Beckman Coulter does not perform under this agreement, or in the event that Beckman Coulter terminates this agreement, our ability to generate revenues from sales of our existing ArrayScan II and related software tools and test kits as well as from our ArrayScan Kinetics Reader, Cellomics Store and Cellomics Screen informatics products will be dramatically reduced. We also need customer support personnel with a broad range of technical expertise to adequately train our customers and service and support our products in the field. If we fail to develop a larger sales force or customer support team or to obtain a distribution partner with the necessary expertise, then our revenues and profitability will decline.


     WE EXPECT THAT THE MARKET FOR CELL-BASED TOOLS AND TECHNOLOGIES WILL BE HIGHLY COMPETITIVE AND SUBJECT TO RAPID TECHNOLOGICAL CHANGES. IF WE FAIL TO SUCCESSFULLY COMPETE IN THIS MARKET, THEN WE WILL NOT BECOME PROFITABLE.

     The biotechnology industry and the market for tools and technologies for drug discovery are highly competitive and subject to rapid technological changes. We compete with companies in the United States and abroad that develop and produce products to assist pharmaceutical companies and other researchers in developing commercial drugs. Our competitors include biotechnology, pharmaceutical, chemical and other companies, academic and scientific institutions, government agencies and public and private research organizations. We encounter competition from companies that offer one or more components of high content screening, including integrated reagents, kits, applications, instrumentation and informatics.


     Many of our competitors have much greater financial, technical, research, marketing, sales, distribution, service and other resources than we do. Moreover, our competitors may offer broader product lines and have greater name recognition than we do. If our competitors develop or market more effective or commercially attractive technologies or products than our current or future products, our technologies and products would become obsolete and our revenues and profitability would be adversely affected.



     IF OUR INTELLECTUAL PROPERTY RIGHTS ARE NOT ADEQUATE, THEN THIRD PARTIES COULD USE OUR TECHNOLOGIES AND SIGNIFICANTLY IMPAIR OUR ABILITY TO COMPETE.


     Our success depends in part on our ability to obtain patents, maintain trade secret protection and operate our business without infringing the proprietary rights of others. We depend, in part, on the patent rights licensed from third parties with respect to our technologies. We cannot assure you that patent applications filed by us or our licensors will result in patents being issued, that the claims of such patents will offer significant protection for our technology, or that any patents issued to or licensed by us, will not be challenged, narrowed, invalidated or circumvented.

     Our patent positions and those of other biotechnology product companies are uncertain and involve complex legal and factual questions. In addition, the coverage sought to be claimed in a patent application can be significantly reduced before issuance of the patent. Consequently, we cannot assure you that our patent applications or those of our licensors will result in patents being issued or that any issued patents will provide protection against competitive technologies or will be held valid if challenged or circumvented. Others may independently develop products similar to ours or design around or otherwise circumvent patents issued to us.

     We may be subject to legal proceedings that result in the revocation of patent rights owned by or licensed to us, and as a result, competitors may practice the patent or licensed technology. We are aware of third party patents that contain issued claims that could be construed to cover certain aspects of our technologies. We cannot assure you that we will not be required to license any such patents to produce products or that such licenses would be available on commercially reasonable terms, if at all. Any action against us claiming damages and seeking to enjoin commercial activities relating to the affected technologies could subject us to potential liability for damages. We could incur substantial costs in defending patent infringement claims, obtaining patent licenses, engaging in interference and opposition proceedings or other challenges to our patent rights or intellectual property rights made by third parties, or in bringing such proceedings or enforcing any of our patent rights. Any of these proceedings would be expensive and time-consuming and divert management's time and attention from other concerns.

     We also rely on trade secret and copyright law and employee and third party nondisclosure agreements to protect our intellectual property rights in our products and technology. We cannot assure you that these agreements and measures will provide meaningful protection of our trade secrets, copyrights, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure, or that others will not independently develop substantially equivalent proprietary technologies. Litigation to protect our trade secrets or copyrights would result in significant costs to us as well as diversion of management time. Adverse determinations in any such proceedings or unauthorized disclosure of our trade secrets could have a material adverse effect on our business, financial condition and operating results. In addition, the laws of certain foreign countries do not protect our intellectual property rights to the same extent as the laws of the United States. We cannot assure you that we will be able to protect our intellectual property in these markets.

     The patent protection of biotechnology companies is highly uncertain, involves complex legal and factual questions, and has been the subject of much litigation. No consistent policy has emerged from the U.S. Patent and Trademark Office or the courts regarding the breach of claims allowed or the degree of protection offered under biotechnology patents. In addition, there is a substantial backlog of biotechnology patent applications at the U.S. Patent and Trademark Office and the approval or rejection of a patent application could take several years.

     OUR SUCCESS WILL DEPEND PARTLY ON OUR ABILITY TO OPERATE WITHOUT INFRINGING ON OR UTILIZING THE PROPRIETARY RIGHTS OF OTHERS.

     We may be sued for infringing on the patent rights of others. Intellectual property litigation is costly, and, even if we prevail, the cost of such litigation could adversely affect our business, financial condition and operating results. In addition, litigation is time consuming and could divert management attention and resources away from our business. If we do not prevail in any litigation, in addition to any damages we might have to pay, we could be required to stop the infringing activity or obtain a license. Any required license may not be available to us on acceptable terms, if at all. In addition, some licenses may be non-exclusive, and therefore, our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or are unable to design around a patent, we may be unable to sell some of our products, which would reduce our revenues and net income, if any.


     IF WE DO NOT EFFECTIVELY MANAGE OUR RAPID GROWTH, OUR BUSINESS WILL BE SIGNIFICANTLY HARMED.



     Since our inception in 1995, the number of our employees increased from six to 129, as of October 31, 2000. In addition, we have significantly increased our development, manufacturing and operational facilities. In order to implement our business strategy we expect continued rapid growth. Previous growth in our business has strained, and expected future growth will significantly strain our management, operational and financial resources. To manage such growth, we must expand our facilities, augment our operational, financial and management systems and hire and train additional qualified personnel. If we fail to manage growth effectively, we may be unable to pursue new business opportunities or maintain existing business relationships which would reduce our revenues and lower our net income, if any, and our business would be significantly harmed.

     WE DEPEND ON OUR KEY PERSONNEL, THE LOSS OF WHOM WOULD ADVERSELY AFFECT OUR OPERATIONS. IF WE FAIL TO ATTRACT AND RETAIN THE TALENT REQUIRED FOR OUR BUSINESS, THEN OUR REVENUES AND PROFITABILITY, IF ANY, WILL BE REDUCED.


     We depend to a great extent on principal members of our management and scientific staff, including Dr. D. Lansing Taylor, President and Chief Executive Officer, the loss of whose services would impede product introduction and achievement of our strategic objectives. Our success depends on our ability to retain key employees and our scientific staff and our continuing ability to attract and retain highly qualified scientific, technical and managerial personnel. Intense competition exists for qualified staff and we cannot assure you that we will be able to retain existing personnel or attract and retain qualified staff in the future. We do not maintain, and do not currently intend to obtain, key employee global life insurance on any of our personnel other than on the life of Dr. Taylor. If we fail to hire and retain personnel in key positions, we may be unable to develop or commercialize our products in a timely manner which would reduce our revenues and harm our profitability.


     IF WE INCUR PRODUCT LIABILITY CLAIMS, AND IF WE DO NOT HAVE ADEQUATE INSURANCE AGAINST THOSE CLAIMS, THEN OUR CASH RESERVES WILL BE REDUCED OR ELIMINATED.

     Our business exposes us to potential product liability claims that are inherent in the life sciences field. Liability exists for any product we develop, or any product made with the use of or incorporation of any of our technologies, which causes injury or is found otherwise unsuitable during manufacturing, marketing or sale. We cannot assure you that we will be able to avoid product liability exposure. We have obtained product liability insurance coverage in the amount of $6.0 million. However, we cannot assure you of the present or future adequacy of our insurance coverage. We must pay any product liability claim in excess of our insurance coverage, which would have a detrimental effect on our financial condition. Also, we cannot assure you that we can or will maintain our insurance policies on commercially acceptable terms, if at all.

     IF THE GOVERNMENT REDUCES, WITHDRAWS OR TERMINATES OUR GRANTS, THEN OUR REVENUES WILL BE REDUCED.


     We have received and expect to continue to receive funds from various U.S. government research and technology development programs. The government may significantly reduce funding in the future for a number of reasons that are beyond our control. For example, a yearly appropriation process in the U.S. Congress applies to some programs, and they may be eliminated due to budget reductions. Additionally, we may not receive funds under existing or future grants because of budget constraints of the agency administering the program. The loss of our current or future government grants would decrease our near-term revenues and increase our net losses.



     IF THE CURRENCY EXCHANGE RATE BETWEEN U.S. DOLLARS AND DEUTSCHE MARKS FLUCTUATES, THEN OUR SALES MAY BE LOWER AND OUR COSTS MAY BE INCREASED.



     We expect that a significant portion of our revenues over the next few years will be derived from our sale in North America of Zeiss' Ultra High Throughput Screening System. We must pay for this Zeiss equipment in German deutsche marks, although our customers will pay us in U.S. dollars. If adverse fluctuations in the currency exchange rate between the U.S. dollar and the deutsche mark occur, we could lose sales because these products would be disadvantageously priced compared to competitive products that are priced only in dollars. In addition, we buy components from Zeiss for our ArrayScan II, ArrayScan Kinetics Workstation and ArrayScan Kinetics Reader in deutsche marks. If adverse fluctuations in the currency exchange rate between the U.S. dollar and the deutsche mark occur, our costs could materially increase. We recognize foreign currency gains or losses arising from our operations in the period incurred. As a result, currency fluctuations between the U.S. dollar and the currencies in which we do business will cause foreign currency translation gains and losses. We cannot predict the effects of exchange rate fluctuations upon our future operating results because of the variability of currency exposure and the potential volatility of currency exchange rates. We may use hedging instruments, including forward contracts, to minimize any foreign currency rate fluctuation exposure. We cannot assure you that any hedging transaction will adequately protect us against currency rate fluctuations or that these transactions will not result in losses to us.

     RISKS RELATED TO THIS OFFERING

     SOME OF OUR EXISTING STOCKHOLDERS CAN EXERT SIGNIFICANT INFLUENCE OVER US. IF THEY MAKE DECISIONS THAT ARE NOT IN THE BEST INTERESTS OF ALL STOCKHOLDERS, THEN OUR STOCK PRICE MAY DECLINE.


     Immediately following this offering, our directors and executive officers and their affiliates will beneficially own, in the aggregate, approximately 35% of our outstanding common stock, or approximately 34% if the underwriters' over-allotment option is exercised in full. As a result, these stockholders as a group could substantially influence our management and affairs and any matter submitted to our stockholders for approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets and any other significant corporate transaction. If these stockholders acted together, they could cause a result which may not be in the best interest or interests of all stockholders. In addition, the interests of this concentration of ownership may not always coincide with our interests or the interests of other stockholders and, accordingly, this concentration could cause us to enter into transactions or agreements which we would not otherwise consider. The concentration of ownership may also delay or prevent a change of control of Cellomics. As a result, the market price of our common stock could be adversely affected.


     YOUR INVESTMENT IN OUR STOCK MAY DECLINE IN VALUE FROM THE INITIAL PUBLIC OFFERING PRICE.


     The initial public offering price will be determined by negotiations between the representatives of the underwriters and us, and may not be indicative of future market prices. Among many factors which we and the representatives may consider in determining the initial public offering price of the common stock are estimates of our business potential and the market valuations of other biotechnology companies. In the event these estimates are inaccurate or if market prices for biotechnology companies experience volatility after the offering, your investment in our common stock may be worth less in the future than it was worth when you made your investment.


     A LARGE NUMBER OF SHARES COULD BE SOLD IN THE MARKET FOLLOWING THIS OFFERING, WHICH MAY DEPRESS THE MARKET PRICE OF OUR COMMON STOCK.


     Sales of a substantial number of shares of our common stock in the public market following this offering or the perception that such sales could occur could cause the market price of our common stock to decline or adversely affect our future ability to raise capital through an offering of equity securities. Federal securities law and lock-up agreements that our stockholders have entered into with the underwriters and with us limit the number of shares of common stock available for sale in the public market. Our officers, directors and stockholders have agreed in these lock-up agreements not to offer or sell shares of common stock or securities convertible into or exchangeable for shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of Prudential Securities Incorporated, on behalf of the underwriters. Prudential Securities Incorporated may, at any time and without notice, waive any of the terms of these lock-up agreements.

     The following table indicates approximately when the 18,175,800 shares of our common stock that are not being sold in the offering but which were outstanding as of October 31, 2000 will be eligible for sale into the public market, except for 31,900 shares eligible for resale on the date of this prospectus:



 NUMBER OF
   SHARES           DATE OF ELIGIBILITY FOR RESALE INTO PUBLIC MARKET
------------   ------------------------------------------------------------
  12,237,277   180 days after the date of this prospectus due to lock-up
               agreements substantially all of our stockholders have
               entered into with Prudential Securities Incorporated.
   5,906,623   Between 180 and 365 days after the date of this prospectus due to requirements of the federal securities laws.


     OUR MANAGEMENT WILL HAVE BROAD DISCRETION TO ALLOCATE THE NET PROCEEDS OF THIS OFFERING AND THE USE OF THESE PROCEEDS MAY NOT YIELD FAVORABLE RETURNS.


     Our management will retain broad discretion allocating the proceeds of this offering. Although we plan to use these proceeds as described under "Use of Proceeds" on page 15, we may also use a portion of the net proceeds of this offering for the acquisition of or investment in companies, technologies or assets that complement our business. We have no specific allocations for approximately 80% of the net proceeds of this offering. Consequently, management will retain a significant amount of discretion over the allocation of these proceeds. Our management may utilize these proceeds in ways that do not yield favorable returns.


     AS A NEW INVESTOR IN OUR COMMON STOCK, YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION IN THE BOOK VALUE OF YOUR SHARES.


     The initial public offering price substantially exceeds the pro forma net tangible book value per share of our common stock which, as of September 30, 2000 was $1.53 per share. If you purchase our common stock in this offering you will incur immediate and substantial dilution of $8.13 per share, based on an assumed initial public offering price of $12.00 per share. You will incur additional dilution upon the exercise of outstanding stock options and warrants.



     SOME PROVISIONS OF OUR CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW MAY DELAY OR PREVENT A TAKEOVER OR MAKE IT DIFFICULT FOR OUR STOCKHOLDERS TO CHANGE OUR THEN-CURRENT BOARD OF DIRECTORS AND DEPRESS OUR STOCK PRICE.



     Some provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing an acquisition, merger or other change of control of our company or make it difficult for our stockholders to change our then-current board of directors, despite the possible benefits to our stockholders. These provisions include the following:


     - the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms, including preferences and voting rights, of those shares without stockholder approval;

     - a staggered board of directors and the limited ability of stockholders to remove our directors;

     - a limitation on who may call special meetings of stockholders; and

     - advance notice requirements for nomination for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.


     In addition to these provisions, we are subject to certain Delaware laws, including one that prohibits us from engaging in a business combination with any interested stockholder for a period of three years from the date the person became an interested stockholder unless certain conditions are met. The provisions of our certificate of incorporation and bylaws and Delaware law may discourage potential takeover attempts, including discouraging bids for our common stock at a premium over market price, limit the ability of stockholders to change members of our then-current board of directors, or adversely affect the voting and other rights of the holders of our common stock. As a result, the market price of our common stock could be adversely affected.

                           FORWARD-LOOKING STATEMENTS

     This prospectus includes forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements are subject to a number of factors, including, among other things:

     - failure to successfully commercialize our products and technologies;

     - market acceptance of our products and technologies;

     - relationships with our collaboration partners;

     - ability to enter into future collaboration agreements;

     - general economic and business conditions, both nationally and in our markets;

     - our expectations and estimates concerning future financial performance and financing plans;

     - competition and technological change;

     - future regulations that may affect our business; and

     - other factors set forth under "Risk Factors" in this prospectus.

     In addition, in this prospectus, the words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "predict," "potential" and similar expressions, as they relate to Cellomics, Inc., our business and our management, are intended to identify forward-looking statements. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

                                USE OF PROCEEDS


     We estimate our net proceeds to be approximately $66.2 million, or $76.3 million if the underwriters exercise their over-allotment option in full, from the sale of the shares of common stock in this offering, assuming a public offering price of $12.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses of approximately $1.3 million, $500,000 of which we have paid as of September 30, 2000.


     We intend to use these net proceeds primarily for:

     - technology research and product and services development;

     - scale-up of sales and marketing;


     - facilities expansion;


     - capital expenditures;


     - working capital; and


     - general corporate purposes.


     We currently anticipate that over the next two years, we will use approximately one-fifth of the net proceeds from this offering for research and development expenses to expand our technologies and products. We also intend to use approximately $3.2 million for the payment of dividend arrearages at the anticipated closing date of this offering to all of our preferred stockholders in accordance with the terms of our preferred stock. We may also use a portion of the net proceeds for the acquisition of, or investment in, companies, technologies, products or assets that complement our business. The amounts and timing of our actual expenditures and our need to raise additional funds will depend on numerous factors, including the scope, status and success of our product development and commercialization efforts, the amount of proceeds actually raised in this offering, the amount of cash generated by our operations, competitive developments, the scope and success of our sales and marketing activities, changes in or termination of existing collaboration and licensing arrangements and our need for manufacturing capacity. We have no present understandings, commitments or agreements to enter into any material potential acquisitions or investments. Other than the approximately $3.2 million for the payment of dividend arrearages and the proceeds we have identified for research and development, we have not determined the amounts we plan to spend on any of the areas listed above or the timing of these expenditures. As a result, our management will have broad discretion to allocate the net proceeds of this offering. Pending such uses, we intend to invest the net proceeds of this offering in short-term, investment-grade interest-bearing securities or guaranteed obligations of the U.S. government.


                                DIVIDEND POLICY

     We have never declared or paid and do not anticipate declaring or paying any cash dividends on our common stock in the near future. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

                                 CAPITALIZATION

     The following table shows:


        - our capitalization, dividends payable and short-term debt, as of September 30, 2000;



        - our capitalization, dividends payable and short-term debt, as of September 30, 2000, on a pro forma basis, giving effect to:



           - the sale of 1,312,395 shares of our Series C preferred stock in October 2000, for aggregate gross proceeds to us of $7.5 million;



           - the sale of 168,148 shares of our common stock to Beckman Coulter in October 2000, for aggregate gross proceeds to us of $960,922; and



           - the conversion of our Series A, Series B and Series C preferred stock into common stock on the closing of this offering, as if such conversion had occurred at September 30, 2000; and



        - our capitalization, dividends payable and short-term debt, as of September 30, 2000, on a pro forma as adjusted basis, giving effect to the sale of 6,000,000 shares of our common stock in this offering assuming an initial public offering price of $12.00 per share, and the receipt and application of the net proceeds from this offering.



                                                                   AS OF SEPTEMBER 30, 2000
                                                              -----------------------------------
                                                                          (UNAUDITED)
                                                                                           PRO
                                                                                          FORMA
                                                                              PRO           AS
                                                               ACTUAL        FORMA       ADJUSTED
                                                              --------     ---------     --------
                                                               (IN THOUSANDS, EXCEPT SHARE DATA)
Dividends payable...........................................  $     --     $  2,393      $     --
                                                              ========     ========      ========
Current maturities of long-term debt........................  $  1,035     $  1,035      $  1,035
                                                              ========     ========      ========
Long-term debt less current maturities......................  $  1,356     $  1,356      $  1,356
                                                              --------     --------      --------
Mandatorily redeemable convertible preferred stock, $.01 par value; 13,954,655 shares authorized, 12,423,528 shares
  issued and outstanding, actual; no shares authorized,
  issued, or outstanding, pro forma and pro forma, as
  adjusted..................................................    41,521           --            --
                                                              --------     --------      --------
Stockholders' equity (deficit):
  Preferred stock, $.01 par value; no shares authorized,
    issued or outstanding, actual and pro forma; 5,000,000
    shares authorized, no shares issued and outstanding pro
    forma, as adjusted......................................        --           --            --
  Common stock, $.01 par value, 25,520,000 shares
    authorized, 4,270,054 shares issued and outstanding,
    actual; 25,520,000 shares authorized, 18,174,125 shares
    issued and outstanding, pro forma; 50,000,000 shares
    authorized, 24,174,125 shares issued and outstanding,
    pro forma, as adjusted..................................        42          182           242
  Additional paid-in capital................................    14,656       62,105       127,756
  Deferred compensation.....................................    (4,392)      (4,392)       (4,392)
  Accumulated deficit.......................................   (30,024)     (30,024)      (30,024)
                                                              --------     --------      --------
  Total stockholders' equity (deficit)......................   (19,718)      27,871        93,582
                                                              --------     --------      --------
  Total capitalization......................................  $ 23,159     $ 29,227      $ 94,938
                                                              ========     ========      ========


---------------


The outstanding share information in the table above is as of September 30, 2000, and excludes:



    - 3,636,600 shares of our common stock reserved for issuance under our stock option plans, including options to purchase 1,555,067 shares of our common stock that were outstanding, as of September 30, 2000, at a weighted average exercise price of $0.53 per share; and options to purchase up to 1,350,000 shares of our common stock that we expect to grant on or about the closing of this offering, at an exercise price equal to the initial public offering price; and



    - 1,422,645 shares of common stock issuable on exercise of outstanding warrants, as of September 30, 2000, at a weighted average exercise price of $2.41 per share.

                                    DILUTION


     You will experience immediate and substantial dilution in the net tangible book value of your common stock. Net tangible book value is our total assets minus the sum of our total liabilities, mandatorily redeemable convertible preferred stock and intangible assets. Net tangible book value per share is net tangible book value divided by the number of shares of common stock outstanding. At September 30, 2000, we had net tangible book value (deficit) of $(19.7 million), or $(4.62) per share of common stock. The sale of 1,312,395 shares of our Series C preferred stock for aggregate gross proceeds to us of $7.5 million in October 2000 has no effect on net tangible book value. The sale of 168,148 shares of our common stock for net proceeds of $960,922 after September 30, 2000 would increase net tangible book value by $960,922, or $0.39 per share. The assumed conversion of our Series A, Series B, and Series C preferred stock (including the shares of Series C preferred stock sold in October 2000) that will occur on the closing of this offering would increase net tangible book value by $46.6 million or $5.76 per share at September 30, 2000 on a pro forma basis. The pro forma net tangible book value after giving effect to the sale of our common stock and the conversion of our Series A, Series B and Series C preferred stock, is $27.9 million or $1.53 per share. After giving effect to the sale of 6,000,000 shares of our common stock in this offering at an assumed initial public offering price of $12.00 per share and receipt and application of the net proceeds therefrom after deducting underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value at September 30, 2000 would have been $93.6 million, or $3.87 per share. This represents an immediate increase in net tangible book value of $2.34 per share to existing stockholders and an immediate and substantial dilution of $8.13 per share to new investors purchasing our common stock in this offering. The following table illustrates this per share dilution.





Assumed initial public offering price.......................            $12.00
     Net tangible book value (deficit) as of September 30,
      2000..................................................  $ (4.62)
     Increase attributable to sale of common stock after
      September 30, 2000 but prior to this offering.........     0.39
     Increase attributable to conversion of Series A, Series
      B and Series C preferred stock........................     5.76
                                                              -------
     Pro forma net tangible book value as of September 30,
      2000..................................................     1.53
     Increase in net tangible book value attributable to new
      investors.............................................     2.34
                                                              -------
Pro forma net tangible book value as of September 30, 2000,
  as adjusted to give effect to this offering...............              3.87
                                                                        ------
Dilution to new investors...................................            $ 8.13
                                                                        ======



     The following table shows the difference between existing stockholders and new investors in this offering with respect to the number of shares of common stock purchased from us assuming the conversion of all of our outstanding preferred stock into common stock, the total consideration paid and the average price paid per share, before deducting underwriting discounts and commissions and offering expenses.



                                  SHARES PURCHASED           TOTAL CONSIDERATION
                                ---------------------      -----------------------      AVERAGE PRICE
                                  NUMBER      PERCENT         AMOUNT       PERCENT        PER SHARE
                                ----------    -------      ------------    -------      -------------
Existing stockholders.........  18,175,800      75.2%      $ 57,153,845      44.3%         $ 3.14
New investors.................   6,000,000      24.8         72,000,000      55.7           12.00
                                ----------     -----       ------------     -----
       Total..................  24,175,800     100.0%      $129,153,845     100.0%
                                ==========     =====       ============     =====


---------------


The outstanding share information set forth above is as of October 31, 2000, and excludes:



    - 3,636,600 shares of our common stock reserved for issuance under our stock option plans, including options to purchase 1,553,393 shares of our common stock that were outstanding, as of October 31, 2000, at a weighted average exercise price of $0.53 per share; and options to purchase up to 1,350,000 shares of our common stock that we expect to grant on or about the closing of this offering, at an exercise price equal to the initial public offering price; and



    - 1,425,031 shares of common stock issuable on exercise of outstanding warrants, as of October 31, 2000, at a weighted average exercise price of $2.41 per share.



     To the extent that any outstanding options or warrants are exercised, new investors will experience further dilution.

                            SELECTED FINANCIAL DATA


     We derived the statement of operations data for each of the years ended December 31, 1997, 1998 and 1999 and the balance sheet data as of December 31, 1998 and 1999 from our financial statements included elsewhere in this prospectus which have been audited by PricewaterhouseCoopers LLP, independent accountants. We derived the statements of operations data for the period from May 3, 1995, the date of inception, to December 31, 1995 and the year ended December 31, 1996, and the balance sheet data as of December 31, 1995, 1996 and 1997 from our audited financial statements not included in this prospectus. The statements of operations data set forth below for the nine-month period ended September 30, 1999 and 2000 and the balance sheet data as of September 30, 2000 have been derived from our unaudited interim financial statements which are included elsewhere in this prospectus. The interim financial information has been prepared on a basis consistent with that of the audited financial statements and, in the opinion of our management, includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of results of operations and financial position. Our historical results are not necessarily indicative of results to be expected for any future period. We derived the data presented below from financial statements that have been prepared in accordance with accounting principles generally accepted in the United States and should be read with our financial statements, including the notes, and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.



     The pro forma net loss per share for the year ended December 31, 1999 and nine-month period ended September 30, 2000 includes the assumed conversion of our Series A, Series B and Series C preferred stock actually outstanding at the end of each period into common stock on a one-for-one basis at the beginning of each period, or the date of issuance during that period, if later.


     You should read the selected financial data together with our financial statements and the sections of this prospectus entitled "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                              NINE MONTHS
                                                                                                 ENDED
                                  FROM DATE                                                  SEPTEMBER 30,
                                OF INCEPTION             YEAR ENDED DECEMBER 31,              (UNAUDITED)
                              (MAY 3, 1995) TO    --------------------------------------   ------------------
                              DECEMBER 31, 1995    1996      1997      1998       1999      1999       2000
                              -----------------   -------   -------   -------   --------   -------   --------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
  DATA:
Revenues....................       $    36        $   363   $   395   $ 2,273   $  3,390   $ 1,517   $  6,796
Operating costs and
  expenses:
  Costs of product sales....            --             --        --        --        405        --      2,190
  Research and
    development.............            57            257     1,486     3,948      9,509     6,532      9,988
  Selling, general and
    administrative..........            83            578     1,334     1,834      3,933     2,950      5,596
                                   -------        -------   -------   -------   --------   -------   --------
    Total operating costs
      and expenses..........           140            835     2,820     5,782     13,847     9,482     17,774
Loss from operations........          (104)          (472)   (2,425)   (3,509)   (10,457)   (7,965)   (10,978)
Interest income (expense),
  net.......................            (1)            (5)      (13)       14       (161)       55     (1,913)
                                   -------        -------   -------   -------   --------   -------   --------
Net loss....................       $  (105)       $  (477)  $(2,438)  $(3,495)  $(10,618)  $(7,910)  $(12,891)
Accrued and deemed dividends
  and accretion on
  mandatorily redeemable
  convertible preferred
  stock (1).................            --             --        --      (518)      (933)     (693)   (30,156)
                                   -------        -------   -------   -------   --------   -------   --------
Net loss attributable to
  common stockholders.......       $  (105)       $  (477)  $(2,438)  $(4,013)  $(11,551)  $(8,603)  $(43,047)
                                   =======        =======   =======   =======   ========   =======   ========
Net loss per share-basic and
  diluted...................       $ (0.06)       $ (0.15)  $ (0.68)  $ (1.09)  $  (3.06)  $ (2.28)  $ (10.96)
                                   =======        =======   =======   =======   ========   =======   ========
Shares used to compute basic
  and diluted net loss per
  share.....................         1,731          3,240     3,600     3,676      3,771     3,768      3,926
                                   =======        =======   =======   =======   ========   =======   ========
Pro forma net loss per share
  (2).......................                                                    $  (1.07)            $  (3.36)
                                                                                ========             ========
Shares used to compute pro
  forma net loss per share
  (2).......................                                                       9,899               12,459
                                                                                ========             ========


---------------

(1) Additional increases in net loss attributable to common stockholders due to dividends and accretion on mandatorily redeemable convertible preferred stock will not occur after this offering because all of our outstanding preferred stock will be converted into common stock upon the closing of this offering.


(2) See Note 10 to our financial statements for an explanation of the number of shares used in computing pro forma net loss per share and the pro forma net loss attributable to common stockholders.


                                                              AS OF DECEMBER 31,                    AS OF
                                                 --------------------------------------------   SEPTEMBER 30,
                                                 1995    1996     1997      1998       1999         2000
                                                 ----   ------   -------   -------   --------   -------------
                                                                (IN THOUSANDS)                   (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents......................  $ 3    $1,389   $   319   $   662   $  1,341     $ 23,034
Working capital (deficit)......................   (8)    1,375      (806)      409     (1,223)      19,395
Total assets...................................   72     1,679       745     3,963      5,860       32,052
Total long-term debt less current maturities...   --        --       500       653      3,745        1,356
Mandatorily redeemable convertible preferred
  stock........................................   --        --        --     6,252     12,153       41,521
Total stockholders' equity (deficit)...........   36     1,385    (1,053)   (4,994)   (15,734)     (19,718)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the "Selected Financial Data," and the accompanying financial statements and related notes included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements which involve risks and uncertainties. Our actual results may differ materially from the results discussed in these forward-looking statements. Factors that might cause such a difference include those discussed in "Risk Factors" and elsewhere in the prospectus.

OVERVIEW


     Since inception, we have primarily focused on the development of high content screening products consisting of instrumentation, fluorescence-based reagents and cellular analysis products, data and information management software and cellular bioinformatics. Our technologies and products are designed to extend the power of genomics by defining the cellular functions of genes and proteins. Our initial commercialization efforts focus on the pharmaceutical and biotechnology industries. To fund in part our product development, we entered into collaboration agreements with Johnson & Johnson, Merck & Co. and Warner-Lambert. Under these agreements, we received funding for the development of prototype instrumentation and cellular analysis products for initial testing. In November 1999, we sold our first commercial products, the ArrayScan II and Cellomics Store. We are now selling these products as well as our HitKits and custom cellular analysis product development contracts and we expect to generate additional revenue from the release of new products.



     Since our inception, we have incurred losses each year. Through September 30, 2000, we had an accumulated deficit of approximately $30.0 million. Our losses have resulted principally from costs incurred in research and development, and from selling, general and administrative costs associated with our operations. We expect to make significant expenditures in further commercializing our products and in the research and development of future products. Therefore, we expect to incur additional operating losses over at least the next several years as we continue to commercialize our products and fund future research and development expenses.


RESULTS OF OPERATIONS


  NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999 (UNAUDITED)



     Revenues. We recognize revenues from product sales upon shipment of the product to the customer. We recognize development and collaboration agreement and grant revenues on a straight-line basis over the contract period or as work is performed. Where we deliver prototype instruments under collaboration agreements, we recognize revenues when the prototype is shipped to the customer. When we receive payment for revenues under maintenance, support or cellular analysis product development contracts in advance of the services performed, we record deferred revenue related to these agreements. Revenues increased to $6.8 million for the nine months ended September 30, 2000 compared to $1.5 million for the same period in 1999. The increase was primarily attributable to sales of the ArrayScan II and Cellomics Store products. There were no commercial product sales for the nine months ended September 30, 1999.



     Costs of Product Sales. Costs of product sales consist primarily of labor and material costs. Costs of product sales were $2.2 million for the nine months ended September 30, 2000 due to the sale of commercial products. There were no commercial product sales or costs related to product sales for the nine months ended September 30, 1999.



     Research and Development Expenses. Research and development expenses consist primarily of salaries and related personnel costs, materials costs, amounts paid to consultants and contractors, depreciation, facility costs and other expenses related to the design, development, testing and enhancement of our products. We expense research and development costs as incurred. Research and development expenses increased to $10.0 million for the nine months ended September 30, 2000 compared to $6.5 million for the same period in

1999. Research and development expenses increased primarily as a result of increased personnel costs related to product development. We expect our research and development costs to increase over the next several years as we expand our research and development efforts.


     Selling, General and Administrative Expenses. Selling, general and administrative expenses consist of salaries and related personnel costs for executive, sales, marketing, customer support, finance and other administrative personnel, marketing expenses, recruiting expenses, professional fees, facility costs, legal expenses associated with intellectual property and other corporate expenses including business development. Selling, general and administrative expenses increased to $5.6 million for the nine months ended September 30, 2000 compared to $3.0 million for the same period in 1999. Selling, general and administrative expenses increased due to the hiring of senior management and sales personnel, amortization of deferred compensation associated with the issuance of stock options, marketing costs associated with the commercialization of our initial products and other general costs necessary to support the expansion of our business. We expect selling, general and administrative expenses to continue to increase over the next several years to support the commercialization of our products and our growing business activities.



     Amortization of Deferred Compensation. Deferred compensation for options granted to employees represents the difference between the fair value of our common stock and the exercise price of the options at the date of grant. We initially record this amount as a charge to stockholders' equity with an offsetting credit to additional paid-in-capital and amortize it over the vesting period of the options, generally four years, using an accelerated method. We account for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") as amended by FASB Interpretation No. 44 (FIN 44) "Accounting for Certain Transactions Involving Stock Compensation - an interpretation of APB 25," and comply with disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). We determine deferred compensation for options granted to consultants and other non-employees in accordance with SFAS 123 as the fair value of the equity instruments issued when such fair value is more readily determinable than the value of the services rendered. We include amortization expense in the respective categories of expense in the statement of operations. For the nine months ended September 30, 2000 and 1999, respectively, as a result of the grant of additional options, we recorded unamortized deferred stock compensation of $6.5 million and $714,218, respectively. We recorded amortization of deferred compensation of $3.5 million and $392,124 for the nine months ended September 30, 2000 and 1999, respectively. At September 30, 2000, unamortized deferred stock compensation was $4.4 million. We expect to record amortization of deferred compensation of approximately $1.4 million over the last quarter of 2000, $1.9 million in 2001, $870,000 in 2002 and $204,000 in
2003, relating to options granted in 1997, 1998, 1999 and through the third quarter of 2000. The amount of deferred compensation to be amortized in future periods may differ from these amounts if the unvested options for which deferred compensation has been recorded are subsequently cancelled or accelerated.



     Interest Income (Expense), Net. Interest expense for the nine-month period ended September 30, 2000 was approximately $2.1 million compared to $156,909 for the same period in 1999. Interest expense increased primarily due to a $1.7 million one-time non-cash charge related to common stock purchase warrants issued during the first half in connection with the convertible demand notes dated November 30, 1999 as well as increased borrowings under equipment financing lines of credit and a senior term note. Interest income for the nine-month period ended September 30, 2000 was $151,015 compared to $212,198 for the same period in 1999.



     Provision for Income Taxes. We incurred a net operating loss for the nine-month period ended September 30, 2000 and consequently, we did not accrue or pay any federal, state or foreign income taxes. As of September 30, 2000, we had federal and state net operating loss carryforwards of approximately $23.6 million. The net operating losses and credit carryforwards expire at various dates beginning in 2015 through 2019. The Commonwealth of Pennsylvania net operating losses will expire at various dates beginning in 2005 through 2009. Utilization of net operating losses and credit carryforwards will be subject to an annual limitation due to the change in ownership provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitations will likely result in the expiration of net operating losses and credits before utilization. Management believes that there is sufficient uncertainty regarding the realization of deferred tax assets such that a full valuation allowance has been provided against these assets.


     Deemed Dividend Upon Issuance of Convertible Preferred Stock. On February 23, 2000, we issued convertible preferred stock which contained a beneficial conversion feature resulting in a non-cash deemed dividend charge of $6.5 million. On September 28, 2000, we issued Series C convertible preferred stock which contained a similar beneficial conversion feature resulting in a non-cash deemed dividend of $22.5 million. We recorded these deemed dividends by offsetting charges and credits to additional paid-in capital, without any effect on total stockholders' equity. The deemed dividends increased the loss attributable to common stockholders in the calculation of basic net loss per share for the nine-month period ended September 30, 2000. Also, in connection with the sale of additional shares of our Series C preferred stock in October 2000, a deemed dividend of $7.5 million will be recorded in a similar manner during the fourth quarter.


  YEARS ENDED DECEMBER 31, 1999 AND 1998

     Revenues. Revenues increased to $3.4 million for the year ended December 31, 1999 compared to $2.3 million for 1998. The increase was attributable to our sales of ArrayScan II and Cellomics Store products beginning in November 1999. In addition, we recognized increased revenues associated with a grant awarded in September 1998 by the Defense Advanced Research Project Agency, or DARPA, due to a full year of activity during 1999.

     Costs of Product Sales. Costs of product sales were $405,000 for the year ended December 31, 1999 due to the sale of commercial products beginning in November 1999. There were no commercial product sales or costs related to product sales in 1998.

     Research and Development Expenses. Research and development expenses increased to $9.5 million for the year ended December 31, 1999 compared to $3.9 million for 1998. The increase was primarily attributable to increased costs associated with the development of prototype instrument products under a development and manufacturing agreement with Zeiss, hiring of additional personnel in product development and a full year of costs associated with the DARPA grant.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $3.9 million for the year ended December 31, 1999 compared to $1.8 million for 1998. The increase was attributable primarily to the hiring of senior management and sales personnel, marketing costs associated with the commercialization of our initial products and other general costs necessary to support the expansion of our business.


     Amortization of Deferred Compensation. For the years ended December 31, 1998 and 1999, we recorded unamortized deferred stock compensation of $259,000 and $2.2 million, respectively. We amortized deferred compensation of $71,000 and $690,000 for the years ended December 31, 1998 and 1999, respectively. The amortization expense is included in the respective categories of expense in the statement of operations.


     Interest Income (Expense), Net. Interest expense for the year ended December 31, 1999 increased to $302,000 from $44,000 in 1998, due primarily to additional borrowing under equipment financing lines of credit and a senior term note. Interest and other income for the year ended December 31, 1999 increased to $141,000 from $59,000 in 1998. The increase is due to higher average cash balances in 1999.

     Provision for Income Taxes. We incurred net operating losses for the year ended December 31, 1998 and 1999 and consequently, we did not pay any federal, state or foreign income taxes. As of December 31, 1999, we had federal and state net operating loss carryforwards of approximately $15.5 million. We also had federal research and development tax credit carryforwards of approximately $725,000.

  YEARS ENDED DECEMBER 31, 1998 AND 1997

     Revenues. Revenues increased to $2.3 million for the year ended December 31, 1998 compared to $394,935 for 1997. The increase was primarily derived from revenues from collaboration agreements with Johnson & Johnson, Merck and Warner-Lambert and from work performed under the DARPA grant awarded to us in September 1998.

     Research and Development Expenses. Research and development expenses totaled $3.9 million for the year ended December 31, 1998 compared to $1.5 million for 1997. The increase was primarily attributable to increased costs associated with the collaboration agreements as well as additional costs associated with the DARPA project.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses totaled $1.8 million for the year ended December 31, 1998 compared to $1.3 million for 1997. The increase was primarily due to increased personnel and facility costs to support our growth, increased legal expenses associated with intellectual property and increased corporate expenses associated with business development.

     Amortization of Deferred Compensation. We recorded deferred compensation of $259,344 and amortization of deferred compensation of $71,242 for the year ended December 31, 1998. For the year ended December 31, 1997, we recorded no deferred compensation or amortization of deferred compensation. Amortization of deferred compensation is included in the respective categories of expense in the statement of operations.

     Interest Income (Expense), Net. Interest expense for the year ended December 31, 1998 increased to $43,944 from $37,950 in 1997 due primarily to the interest expense associated with our equipment financing line of credit. Interest and other income for the year ended December 31, 1998 increased to $58,555 from $25,309 in 1997. The increase was due to higher average cash balances in 1998.

     Provision for Income Taxes. We incurred net operating losses for the year ended December 31, 1998, and consequently we did not pay any federal, state or foreign income taxes. As of December 31, 1998, we had federal and state net operating loss carryforwards of $6.2 million. We also had federal research and development tax credit carryforwards of approximately $283,000.

LIQUIDITY AND CAPITAL RESOURCES


     From inception, we have financed our operations primarily from the sale of common and preferred stock, collaboration agreements and grants, equipment financing arrangements, a senior term loan and recently from revenues from initial product sales. Through September 30, 2000, we received gross proceeds of $46.4 million from the issuances of equity securities and $13.3 million from product sales, collaboration agreements and grants. In addition, we received $5.6 million from debt financings, of which $2.3 million was subsequently converted into equity.



     On September 28, 2000, we sold 3,937,193 shares of our Series C preferred stock for aggregate gross proceeds to us of $22.5 million. In October 2000, we sold an additional 1,312,395 shares of our Series C preferred stock for aggregate gross proceeds to us of $7.5 million. We also paid $2.5 million in expenses related to the offering of all of the shares of Series C preferred stock, of which $500,000 had been paid as of September 30, 2000.



     As of September 30, 2000, we had cash and cash equivalents of $23.0 million and borrowing availability of $2.7 million under an equipment financing arrangement. Cash used in operating activities increased to $9.6 million for the nine-month period ended September 30, 2000 compared to $4.8 million for the same period in 1999 and $7.2 million for 1999 compared to $4.3 million in 1998. The increases were primarily due to increased costs associated with the expansion of the business partially offset by revenues from product sales and collaboration agreements and grants.



     Capital expenditures for property and equipment were $205,421, $1.4 million, $1.1 million and $1.9 million in 1997, 1998, 1999 and for the nine-month period ended September 30, 2000, respectively. We expect to continue to make significant investments in the purchase of property and equipment to support our expanding operations and increases in our manufacturing capacity.



     Net cash provided by financing activities amounted to $500,000, $6.0 million, $8.9 million and $33.1 million in 1997, 1998, 1999 and for the nine-month period ended September 30, 2000, respectively, which consisted principally of net proceeds of $39.1 million from the sale of preferred stock, $5.6 million from proceeds from debt financings and $4.8 million from the sale of common stock. In September 1998, we entered into a $1.5 million non-revolving equipment financing line of credit. At September 30, 2000, we had borrowed approximately $1.5 million under the line of credit and, net of repayments, approximately $960,000 was outstanding with interest rates ranging from 12.7% to 12.9%. In June 1999, we entered into a $1.5 million senior term loan payable in thirty equal monthly installments commencing after a six-month interest-only period. Our assets secure the term loan and include all of our intellectual property but exclude $5.0 million in equipment acquired under separate equipment financing facilities. Upon the closing of this offering, the liens on our intellectual property will be released. At September 30, 2000, $1.1 million was outstanding under the term loan at an interest rate of 12.5%. In July 1999, we entered into a $3.0 million non-revolving equipment financing facility. At September 30, 2000, we had net borrowings outstanding under that facility of approximately $253,000 with interest rates at 11.0% to 12.0%. As of September 30, 2000, we had approximately $78,569 in capitalized lease obligations outstanding.



     On February 3, 2000, we entered into a development, manufacturing and supply agreement with Zeiss which supersedes an agreement we entered into in April 1998. In connection with this agreement, we have capital expenditure commitments to Zeiss of $1.2 million during 2000, and have agreed to reimburse Zeiss for an additional $2.0 million of development costs incurred by Zeiss through December 31, 1999. Through September 30, 2000, we have made capital expenditures under this agreement totalling $300,000. In addition, we have reimbursed Zeiss for one-half of the development costs with the remaining balance of $1.0 million due during 2001.



     Our capital requirements depend on numerous factors, including the scope, status and success of our product development and commercialization efforts, the amount of proceeds actually raised in this offering, the amount of cash generated by our operations, competitive developments, the scope and success of our sales and marketing activities, changes in, or termination of, existing collaboration and licensing arrangements, costs of acquisitions of or investments in companies, technologies, products or assets and our need for manufacturing capacity. We expect to devote substantial capital resources to continue our research and development efforts, to expand our support and product development activities, expand our facilities, and for other general corporate activities. We believe that the net proceeds of this offering, together with existing cash and marketable securities, borrowings under equipment financing arrangements and anticipated cash generated from product sales, will be sufficient to support our operations through at least 2002. We may be required to raise additional funds before that time or in the future and we cannot assure you that additional financings will be available when needed or under favorable terms and conditions. Our failure to raise capital when needed may harm our business and operating results. To the extent that we raise additional capital by issuing equity securities, stockholders will experience dilution.


RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities," which provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. Under the statement, every derivative is recorded in the balance sheet as either an asset or a liability measured at its fair value. The statement requires that changes in the fair value of a derivative be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS 133 is effective for fiscal years beginning after June 15, 2000. We do not expect the adoption of SFAS 133 to have a material impact on our results of operations or financial condition.

     In December 1999, the SEC issued Staff Accounting Bulletin 101, or SAB 101, Revenue Recognition, which outlines the basic criteria that must be met to recognize revenue and provides guidance for presentation of revenue and for disclosure related to revenue recognition policies in financial statements filed with the SEC. The application of SAB 101 had no impact on our financial position or results of operations.



DISCLOSURE ABOUT MARKET RISK


  INTEREST RATE RISK


     We currently maintain an investment portfolio of primarily money market investments and certificates of deposit with maturities of less than 90 days. The securities in our investment portfolio are not leveraged and, due to their short-term nature, are subject to minimal interest rate risk. Therefore, we currently do not hedge interest rate exposure. Due to the short term maturities of these investments, we do not believe that an increase in market rates would have any significant negative impact on the realized value of our investment portfolio. However, an increase in interest rates may negatively impact the interest expense on undrawn equipment financing.



  FOREIGN CURRENCY EXCHANGE RATE FLUCTUATIONS



     Our commitments to Zeiss described above are denominated in German deutsche marks. Also, under our agreement with Zeiss, the ArrayScan Kinetics Workstation, ArrayScan Kinetics Reader and Zeiss' Ultra High Throughput Screening System will be sold to us at a transfer price denominated in deutsche marks. This will create an exposure to foreign currency exchange rate fluctuations. Any foreign currency revenues and expenses are translated into U.S. dollars using monthly average exchange rates prevailing during the year and any transaction gains and losses are included in net income. We may use hedging instruments, including forward contracts, to minimize any foreign currency exchange rate fluctuation exposure. We cannot assure you that any hedging transaction will adequately protect us against currency exchange rate fluctuations or that these transactions will not result in losses to us.

                                    BUSINESS

OVERVIEW

     We are a pioneer in the emerging field of cellomics. We believe that the field of cellomics will extend the recent advances in genomics and proteomics. We design our products to:

     - measure the physical position and activity over time of cells and cellular components;

     - extract information about cells, cellular components and their functions; and

     - create new knowledge about cells and enable researchers to access a digital "virtual cell."

     We are working to commercialize our products as an integrated solution to address the current bottlenecks in drug discovery. We believe that our products and technologies will provide the pharmaceutical and biotechnology industries with extensive information about cellular structure and function, in an automated fashion. Our products are intended to seamlessly link the generation of data, the extraction of information and the creation of knowledge of the workings of the cell. In addition to drug discovery, we believe our products are applicable to basic biomedical research, clinical diagnostics and agriculture.

INDUSTRY BACKGROUND

  THE CELL

     The cell is the fundamental unit of life and the building block of all living organisms. The components of cells, such as genes and proteins, do not independently reproduce themselves or respond to changes in their environment, and are not, themselves, alive. The cell is the most basic biological unit with these abilities. The adult human has trillions of cells of approximately 200 types, each with a different function, but all with similar structures and internal workings. Every cell contains a copy of an organism's genetic blueprint, as well as the machinery required to turn the blueprint into proteins. These proteins perform the majority of cellular functions. In addition to proteins, cells also contain a variety of other molecules that are also vital for cellular function.

     The breakdown of normal cellular function as a result of abnormalities in genes and the expression of proteins causes all disease. Research aimed at understanding how cells work may lead to the development of new drugs or therapies addressing disease at the cellular level. In addition, this understanding may lead to advances in other areas of life sciences including basic biomedical research, diagnostics and agriculture markets. A detailed knowledge of the workings of the cell builds on our present understanding of genomics and proteomics.

  GENOMICS AND PROTEOMICS

     Genomics is the study of deoxyribonucleic acid, or DNA, and messenger ribonucleic acid, or mRNA, which are the biomolecules that contain and convey the information required for protein production and for all cellular functions. DNA contains the genetic blueprint of all organisms. The complete sequence of an organism's DNA is called the genome. Interest in understanding the relationships between genes and disease has generated a worldwide effort to identify and sequence genes, leading to the identification of new targets for drug discovery and gene therapy. The introduction of automated DNA sequencers and searchable DNA sequence databases helped to create the field of genomics.

     Proteomics is the study of the structures, chemical modifications and functions of an organism's complete collection of proteins, the major targets for drug discovery. Proteins are the molecular machines of the cell that are responsible for performing the majority of cellular functions. The complete set of proteins within an organism is called the proteome. Interest in understanding the relationships between protein functions and disease has generated a global initiative to define the structure and function of every protein. This task is challenging because any given cell type expresses only ten to twenty percent of all genes. Furthermore, selected proteins are present only during a portion of the life cycle of a cell.

     Both genomics and proteomics provide important components of understanding cellular function and disease, but they do not provide a complete understanding of cellular function. Understanding how different genes and proteins act in tandem to perform functions at the cellular level is critical to improving productivity in drug discovery and other life sciences applications. Drugs affect target proteins involved in disease at the cellular level and novel therapies should be directed at this level.

  THE EMERGING FIELD OF CELLOMICS

     We define cellomics as the study of all the molecules comprising a cell, as well as their interactions in space and over time, that bring about cellular functions. The cellome is the complete collection of an organism's cells and cellular components, including genes and proteins. Unlike genomics and proteomics, cellomics seeks to develop a complete description of all the characteristics, actions and interactions of cellular components. We believe that more fully understanding cellular function through cellomics will enable the more efficient, productive and cost-effective discovery and development of novel drugs and therapies, and improve the diagnosis and management of disease. We believe that the introduction of automated cell analysis instruments and searchable cellular databases may lead to the creation of the field of cellomics. The following diagram illustrates the cell as a functional machine which includes a number of components that are responsible for performing cellular functions:

                           THE GENE-TO-CELL CONTINUUM
[GRAPHIC SHOWING HOW DNA, RNA AND PROTEINS ARE PART OF THE CELLULAR FUNCTIONAL MACHINE]

  THE CURRENT DRUG DISCOVERY PROCESS AND ITS LIMITATIONS

     Growing research and development investments by the pharmaceutical and biotechnology industries have historically fueled drug development. Drug discovery and development is an expensive, time-consuming and risky process. The Pharmaceutical Research and Manufacturing Association estimates that pharmaceutical companies spent approximately $24 billion, or 20% of sales, in research and development during 1999. This expenditure represented a 14.1% increase from 1998. Of the potentially hundreds of thousands of compounds screened in a drug discovery program, less than 1 in 1,000 will become new drug candidates and only about 20% of these will complete human clinical trials and receive regulatory approval. Only about 30% of drugs that are commercialized ever recover their development costs. Pharmaceutical and biotechnology companies have realized that, to stay competitive and meet their goals for growth, they will have to significantly increase the number of new drugs introduced each year. Because government agencies rigidly define and highly regulate the pre-clinical and clinical trial phases of the development of new drugs, companies can impose little control over the costs of these phases. As a result, drug companies increasingly focus their efforts on the drug discovery stage to enhance productivity and reduce costs.

     The following four steps comprise the drug discovery process: target identification, target validation, primary screening and lead optimization.

     - Target identification characterizes the role a particular protein plays in cellular function in order to determine whether it might be a target for drug discovery. The dramatic increase in gene discovery, largely due to the emergence of genomics technology, has alleviated the previous bottleneck in drug discovery of target identification.

     - Target validation demonstrates that affecting the function of a particular target has a potential effect on the course of a disease. Traditional target validation depends primarily upon manual, benchtop biological research, which is expensive and slow. Target validation has not kept pace with increased productivity in target identification.

     - Primary screening tests a large collection of chemical compounds, or libraries, against validated targets to find "hits" or members of the library that affect the function of a particular target. During primary screening, hundreds of thousands of compounds may be screened for a single, simple measure of a target's biological activity. Over the last decade, some companies have introduced automated high throughput and ultra high throughput screening systems. These systems can perform over 100,000 cellular analyses per day.

     - Lead optimization is the process of sorting through hits that emerge from primary screening to find compounds likely to have appropriate drug properties, including efficacy and low toxicity. Because of the improved efficiency in primary screening, lead optimization is now the major bottleneck in the drug discovery process. Traditionally, lead optimization utilizes manual, benchtop biological research that includes secondary screens, studies of the relationship between the structure and activity of compounds and cellular toxicity measurements. This slow and expensive process usually employs single measurements of biological activity without capturing both time and space data from cells. Time and space data, which we call high content data, is important to the understanding of complex cell functions. Without cellular analysis systems which provide high content data on cell functions, the pharmaceutical and biotechnology industries have historically been focused on a narrow range of targets, primarily the receptors on the surface of cells. However, cell functions involve not only the number and distribution of specific receptors localized on the surface of cells, but also the distribution and activity of other molecules on and within the cells. For example, the cycle of internalization of receptors to the inside of cells and back to the surface that regulates the responsiveness of many cells, involves numerous proteins in different locations within cells and exhibits different activities. The ability to measure the time and space activities of these proteins in relationship to specific cell functions, such as receptor-based stimulation, is an important challenge for lead optimization.

     Pharmaceutical and biotechnology companies strive to improve productivity in all four steps of the drug discovery process. To date, substantial improvements in the target identification and the primary screening steps have occurred through significant investments in genomics and high throughput screening technologies. We believe that the key to relieving the bottleneck at the lead optimization step will be the development of products and technologies that produce high content data, information and ultimately knowledge of cellular functions. We also believe that the application of cellomics will make target validation more efficient. In addition, we believe that the large amount of time and space data that will be produced in high content, cell-based measurements will require automation of the process from the level of instrumentation, management and mining of data, to the identification of lead compounds based on knowledge of the role of targets in cellular functions.

OUR SOLUTION

     We are pioneering an approach to the field of cellomics in an effort to increase the productivity of the drug discovery process. We believe our products will allow researchers to narrow the focus of their discovery effort to more accurately identify and select compounds that have a higher chance of successfully completing the drug development process. Our solution involves the following elements:

     Create High Content Screening Technologies and Products. We have developed a high content screening technology that consists of instrumentation, fluorescent dyes and biological molecules that we call reagents, protocols, and data and information management software. Together, this integrated approach provides high content biological information about time, space and activity of cells and cellular components, as it relates to a drug candidate's physiological impact on specific cellular targets within, on and between cells. We are designing our high content screening products to provide insights into the potential efficacy and toxicity of a drug candidate on cells prior to initiating expensive pre-clinical testing and human clinical trials, in order to enable pharmaceutical companies to increase productivity. We believe that we are the first company to develop and deliver high content screening products to the pharmaceutical industry. We have developed a high content screen that measures the internalization of specific receptors from the surface of the cell and defines their dynamic re-distribution within the cell, including their return to the cell surface. We believe our products and technologies will enable our customers to define the specific role that proteins play in cell functions such as receptor cycling. Furthermore, we believe our high content screening products have broad applications across many segments of the life sciences industry.


     We believe the use of high content screening during lead optimization will significantly enhance the process of further qualifying hits resulting from high throughput screening. High throughput screening products for cell-based analysis presently used in the primary screening step of drug discovery cannot produce time and space activity information required for high content screening. Our high content screening products directly measure the time and space activity of fluorescently labeled targets and other cellular components on, in and even between cells.


     Automate High Content Screening. We designed our high content screening products and technologies to automate the instrumentation, cellular analysis tools and information management tools required to analyze cells. Just as the proliferation of automated DNA sequencing instruments led to a dramatic increase in the generation of vast amounts of genomic data and information, we believe that automation of high content screening systems will lead to a dramatic increase in cell-based data and information, thereby improving the productivity of the drug discovery process. Until now, most cell analysis methods used manual experimentation that did not keep pace with the automation of primary screening. In addition, due to the large volume of data generated in high throughput screening and high content screening, we believe it is essential to use an automated system to identify the compounds that have the most desirable effects on targets within cells. We designed our products to automatically link together all of the results from the discovery process with the compounds, biological targets and cellular processes that are part of the screen. We believe this enables all of the higher level linkages to chemical informatics systems and bioinformatics tools that will permit the creation of new knowledge.

     Access, Manage and Mine Data for Decision Support. We are developing software tools and products to archive data from high content screens, perform data analysis, manage large numbers of measurements in the total screening process and perform data mining on large data sets. We believe the life sciences industry's most pressing issues include the effective management and use of the volume of data being generated. In addition, to fully exploit the potential of our high content screening systems, researchers need innovative informatics tools to manage, analyze and mine the large volume of data being generated. We are designing our informatics products to provide an integrated informatics solution. To this end, our product design will offer a user-friendly, web-based environment built on top of industry standard database tools, together with data and pattern analysis tools for easy data exchange. In addition, we design our informatics products to take advantage of a web browser-based interface that enables seamless access and integration of proprietary and public domain databases, including genomics, proteomics and the Cellomics Knowledgebase. We believe our informatics tools provide for the development of a more effective understanding of the cell, and increasing productivity in the drug discovery process.

     Create a Database which Leads to a Better Understanding of the Cellome. We are developing a searchable database of the molecular components and their interactions that occur in the cell. We are developing the Cellomics Knowledgebase, our proprietary, web-based, searchable database of the biochemical and molecular interactions that produce normal and abnormal cell functions. Our Cellomics Knowledgebase will consist of a densely populated database of public domain "prior knowledge" in cell biology, searchable using our proprietary software, and proprietary knowledge generated from our high content screening systems.

     We are working to create a digital virtual cell through the integration of the Cellomics Knowledgebase with the continuum of our data-generating and information-extracting products. We believe the Cellomics Knowledgebase can become a powerful predictive tool to permit better decisions on what targets to screen, what cell functions to measure and what types of chemical compounds to screen, as well as define potentially new cellular pathways.

STRATEGY

     Our mission is to be a leader in the field of cellomics in order to extend the power of genomics and proteomics by defining the cellular functions of genes and proteins. Our strategy involves developing and commercializing products designed to make life sciences research, including drug discovery, more productive and cost-effective. Key elements of our strategy follow:

     Establish High Content Screening as the Standard for Drug Discovery. We currently market our high content screening systems primarily to the pharmaceutical and biotechnology industries. Our strategy is to make high content screening an important tool for drug discovery by penetrating pharmaceutical, biotechnology and other research laboratories engaged in drug discovery. We have designed our instruments, cellular analysis products and informatics products to meet the immediate needs and current standards of this market segment. We believe this segment provides the most immediate opportunity due to the large investment in research and development and the need to improve the productivity of drug discovery.

     Broaden Our Cellular Analysis Products Menu. We are developing a series of new classes of the consumable reagents and software tools used in high content screening. The consumable reagents consist of a combination of fluorescent dyes that specifically bond to cellular components and biological molecules that have fluorescent dyes attached by a variety of methods. We sell these consumable reagents in kits called reagent kits. These molecules permit the proteins and other cellular components to be detected and measured by the screening instrumentation. We design software tools for the different types of cellular analysis. Each major cellular process will require a new class of cellular analysis products including its own software tool and will utilize multiple reagent kits. For example, the receptor internalization class of cellular analysis products includes many different types of receptors, each requiring their own kit. We believe there are dozens of classes of cellular analysis products each requiring multiple reagent kits that have the potential to generate follow-on sales.

     Expand into New Market Segments. We intend to use our proprietary cellular analysis products to expand high content screening into multiple markets. These markets include target validation in drug discovery, basic biomedical research, clinical diagnostics and agriculture. We also intend to use our high content screening products to study the physiological impact of drugs on cells collected, or derived, from humans with individual genetic make-ups. In addition, we believe this approach, which we call PharmacoCellomics Profiling, will allow for pre-testing the response of a patient's cells to an accepted protocol or drug candidate, and better focus clinical trials on the optimal population of patients.

     Migrate to the CellChip System. We are currently developing the CellChip System. We believe the CellChip System is a revolutionary approach, incorporating the precision of high content screening into a miniaturized, more versatile product. We are designing the CellChip System to increase the productivity of the drug discovery process by combining high throughput screening and high content screening into the same miniaturized format. We believe that our CellChip System will permit pre-packaged, complex cellular analysis to be performed simply, quickly and at less cost per measurement than presently performed using test plates and will accelerate the use of cell-based measurements in all fields of life sciences.

     Create the Leading Searchable Repository of Cellomics Knowledge. We are striving to create the leading searchable repository of knowledge of the cellome by populating our Cellomics Knowledgebase with high content screening information and information obtained from the public domain. We intend to continually edit and refine our Cellomics Knowledgebase through reviews by a panel of scientists in the field of cell biology. We believe our Cellomics Knowledgebase may add significant value to researchers' understanding of the cellome, thereby increasing the productivity of the drug discovery process. We intend to commercialize the Cellomics Knowledgebase through the sale of subscriptions.

     Combine Our Strengths with the Strengths of Strategic Corporate
Partners. We intend to continue to enter into strategic partnerships to combine our core expertise in cell and molecular biology, imaging science,

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information management software, cellular bioinformatics and cell patterning, with the strengths of corporate partners. Through these collaborations, we intend to access complementary technologies and strengthen our commercialization capabilities. We believe that strategic relationships with partners who have strong, existing market positions and development track records will speed market introduction, maintain high barriers to entry and reduce our research and development risk and capital outlay. For example, we have established a strategic relationship with Zeiss relating to our ArrayScan products and Zeiss' Ultra High Throughput Screening System and with Beckman Coulter relating to marketing various of our products and automation for our CellChip System. In addition, we have entered into a collaboration with ACLARA to incorporate their technologies for the control of very small fluid volumes into our CellChip System. We also have exclusively licensed some key fluorescence technologies from Molecular Probes to incorporate into our reagent kits for the high content screening market.

OUR PRODUCTS


     Our products initially target a market segment consisting of approximately 140 pharmaceutical companies which are involved in discovery research and development. The pharmaceutical industry spent approximately $24 billion in research and development in 1999. Within this initial market segment, we are focusing on screening and toxicology where the pharmaceutical industry spent approximately $1.5 billion in 1999 and information management and bioinformatics tools where the pharmaceutical industry spent approximately $800 million in 1999. We believe our products have potential application in other life sciences markets. Our products are designed to seamlessly integrate the generation of data to the extraction of information, and ultimately create cellular knowledge. We generate cellular data using our proprietary instruments and cellular analysis products, including software tools and reagent kits. Our proprietary informatics products then store, manage, analyze and mine the cellular data generated. We are designing our cellular bioinformatics products, coupled with internally and externally generated information, to build a virtual cell which maps the complex network of cellular components and their interactions. Our knowledge products aim to systematize, in a searchable, electronic format, our continuously evolving understanding of cellular biology. Our existing products and our products in development are highlighted on the following page.


  HIGH CONTENT SCREENING PRODUCTS TO GENERATE DATA

     ArrayScan II. The ArrayScan II is an automated, high content screening instrument comprised of optics, automation hardware and software that scans standard test plates and analyzes fields of cells based on multi-color fluorescence imaging. Our ArrayScan II analyzes drug candidate interactions within, on and between cells with multi-color fluorescence measurements taken at a single point in time. The system contains test plate scanning hardware, using fluorescence, a solid state camera, a Pentium-based PC with powerful software to perform cellular analyses, a plate stacker for automated screens and database management capabilities. The system can control the temperature, humidity and other environmental parameters for simple live cell experimental analysis. We offer a number of versions of the ArrayScan II which have different software tools for various levels of analysis.


     ArrayScan Kinetics Workstation. The ArrayScan Kinetics Workstation is designed to allow researchers to perform complete, automated high content screening on multiple plates of living cells. A working version of our ArrayScan Kinetics Workstation is in pre-product testing. The ArrayScan Kinetics Workstation is designed to operate under controlled growth conditions with random access compound delivery where time, or kinetic, information is critical. Random access compound delivery enables researchers to test the effects of drug candidates in cells at multiple points in time and under various growth conditions to assess interaction between drugs and cells or cell components, which may be useful in understanding toxicity and efficacy. This proprietary workstation includes many of the features of the ArrayScan II, as well as an advanced plate reader, 30-plate incubator stacker, on-board fluid addition, compound storage, and automatic plate handling. Zeiss manufactures our ArrayScan Kinetics Workstation to our specifications under the terms of our collaboration. The ArrayScan Kinetics Workstation is designed to operate as a standalone screening workstation or in connection with Zeiss' Ultra High Throughput Screening System.


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

                    OUR PRODUCTS AND PRODUCTS IN DEVELOPMENT
--------------------------------------------------------------------------------


   PRODUCT CATEGORIES               PRODUCT                          DESCRIPTION                  STATUS(1)
------------------------  ----------------------------  --------------------------------------  --------------
HIGH CONTENT SCREENING    ArrayScan II                  Automated, high content screening       Commercialized
PRODUCTS TO GENERATE                                    instrument and software for single
DATA                                                    point-in- time cellular analysis
                          ArrayScan Kinetics            Automated, fully integrated high        In development
                          Workstation                   content screening system with reader,   (Pre-product
                                                        fluid addition station, and             testing)
                                                        environmental control for multiple
                                                        point-in-time analyses
                          ArrayScan Kinetics Reader     Automated high content screening        In development
                                                        instrument and software designed for    (Pre-product
                                                        use with existing high throughput       testing)
                                                        screening automation systems, to allow
                                                        them to perform multiple point-in-time
                                                        analyses
                          Software Tools and HitKit     Software tools and reagent kits         Commercialized
                          Reagents                      optimized for high content screening    16 kits;
                                                        on our ArrayScan systems                others in
                                                                                                development
                                                                                                (Pre-product
                                                                                                testing)
                          Custom Cellular Analysis      Cellular analysis development services  Commercialized
                          Development                   for customers
                          CellChip System               Miniaturized cell analysis utilizing    In development
                                                        small volume fluid control technology   (Proof of
                                                        in collaboration with ACLARA            concept of
                                                                                                whole system;
                                                                                                Prototype of
                                                                                                microscopic
                                                                                                cell grids and
                                                                                                fluid control
                                                                                                technologies)

INFORMATICS PRODUCTS TO   Cellomics Store               Data management software for managing,  Commercialized
EXTRACT INFORMATION                                     archiving and viewing massive volumes
                                                        of cell data
                          Cellomics Screen              Process management and data analysis    Commercialized
                                                        software intended to allow hits and
                                                        leads to be identified and verified
                          Cellomics Discover            Data visualization and mining software  In development
                                                        incorporating a web browser-based       (Prototype
                                                        interface to examine data in Cellomics  products)
                                                        Screen and Cellomics Store, as well as
                                                        retrieve data from both proprietary
                                                        and public databases

CELLULAR BIOINFORMATICS   Cellomics Knowledgebase       Web-based, searchable database of       In development
PRODUCTS TO CREATE                                      cellular biochemical and molecular      (Prototype
KNOWLEDGE                                               interactions designed to create a       products)
                                                        digital virtual cell
                          PharmacoCellomics Profiling   Searchable database that contains       In development
                                                        individual patient's cell responses to  (Proof of
                                                        lead compounds and complements          concept)
                                                        genomics to personalize drug discovery


(1) Products in development are defined in four stages: (a) the planning stage -- where concept of product is defined; (b) proof of concept -- which involves testing components of prototypes successfully; (c) prototype products -- partially functional system tested against performance specifications and; (d) pre-product testing -- the testing of pre-product to finalize performance specifications before commercialization.

     ArrayScan Kinetics Reader. We have designed our ArrayScan Kinetics Reader to allow researchers to integrate our high content screening system into the existing installed base of high throughput screening systems. We have working prototypes of our ArrayScan Kinetics Reader that are undergoing pre-product testing. Our ArrayScan Kinetics Reader includes proprietary optics, hardware, environmental controls and software that have been optimized for kinetic measurements. As part of our collaboration with Zeiss, Zeiss manufactures our ArrayScan Kinetics Reader according to our specifications.


     Software Tools and HitKit Reagents. We have a growing list of proprietary classes of cellular analysis products, including software tools and reagent kits optimized for our ArrayScan systems. We presently have commercialized 16 reagent kits. We design our cellular analysis products for use in monitoring drug effects in a variety of diseases such as cancer, diabetes and infectious disease, as well as for toxicity testing at the cellular level. The process of developing a new cellular analysis product includes the selection of cell types, targets, fluorescence-based reagents, protocols and software programs. The complete kit incorporates the necessary reagents and protocols to run the analysis. We are developing new Software tools for the new classes of cellular analysis products being developed. We anticipate selling the Software tools as software plug-ins to our ArrayScan systems.


     Our reagent kits, which we call HitKits, include combinations of cells, multi-color fluorescence-based reagents and other consumables such as validated test plates, in order to understand a drug candidate's effect on a cell. We designed our first commercialized HitKits to measure transcription factor activation, cell viability, receptor internalization, apoptosis, or cell death, and cytotoxicity, or the toxic effect on cells. We are expanding our commercialized list of cellular analysis products.

     Custom Cellular Analysis Development. We provide screen development services on a contractual basis to support customers in the design, development and implementation of high content screening cellular analysis tools that are not already offered as finished HitKits and software tools. We offer custom cellular analysis tools through screen development support services, including the development of specific fluorescence-based reagents, software tools for analysis, and sample preparation and screening protocols.

     CellChip System. We are developing our CellChip System as a miniaturized, next-generation product for combining high content screening and high throughput screening. Our CellChip System combines the organization of specific cells in very small grids of cells, with technologies which control very small fluid volumes. We believe our CellChip System will represent a significant advance over the industry standard test plates. We are collaborating with ACLARA to develop our CellChip System by incorporating their small volume fluid control technologies. Our CellChip System utilizes small wafers of glass or plastic that are patterned with chemical and molecular domains which organize specific cells in microscopic grids. We are designing our CellChip System to permit more rapid, sophisticated and cost-effective cell analyses than presently permitted by the current test plate format.

  INFORMATICS PRODUCTS TO EXTRACT INFORMATION

     Cellomics Store. We currently market Cellomics Store, a software package that manages and archives the large volume of cell data and images that can be generated during screening. Cellomics Store allows for the visualization of biologically rich data generated from our ArrayScan instrument line, as well as existing high throughput screening instruments.


     Cellomics Screen. We currently market Cellomics Screen, a software package designed to manage the screening process and data analysis. Cellomics Screen analyzes screening runs, allowing hits and leads to be identified and verified.


     Cellomics Discover. We are developing Cellomics Discover, a software package that includes a web browser-based interface. We have designed Cellomics Discover to provide data visualization and mining capabilities, and information retrieval from both proprietary and public databases. We have also designed Cellomics Discover to examine data in Cellomics Screen and Cellomics Store. Cellomics Discover will also automate quality assessment of screening data, and correlate high content screening and high throughput

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

screening data with data from other databases such as genomics, proteomics and our Cellomics Knowledgebase. We are currently working with a prototype product.

  CELLULAR BIOINFORMATICS PRODUCTS TO CREATE KNOWLEDGE

     Cellomics Knowledgebase. We are developing our Cellomics Knowledgebase as a web browser-based product designed to facilitate the discovery of cellular knowledge about new targets, the interaction of targets within cellular pathways and cellular functions. We believe our Cellomics Knowledgebase will be for the cell, what searchable genomics databases have been with respect to the discovery of new genes from DNA sequences. The core of the Cellomics Knowledgebase will consist of a biochemical and molecular wiring diagram of cells, which is the complex, interactive network of cellular components. We believe queries of the Cellomics Knowledgebase will allow new knowledge to be discovered concerning molecular interactions, pathway connections, cell functions and relationships among cell components across cell types and species. We are developing our virtual cell visualization tool to display the complex results of queries. In addition, we believe that proprietary databases derived from the Cellomics Knowledgebase could contain profiling information on the impact of classes of compounds on targets, pathways, cell functions and cytotoxicity. We also intend the Cellomics Knowledgebase to integrate information from genomics, proteomics and gene expression profiles. We are designing the first volume of the Cellomics Knowledgebase to organize around human cell types, but be expandable and searchable across species, cell functions, cell pathways and specific proteins and other cellular components. The design of the Cellomics Knowledgebase should systematize, in a searchable, electronic format, our continuously evolving understanding of cellular biology, encompassing not only cellular components, but also their complex interactions and interdependencies.

     PharmacoCellomics Profiling. We are developing a searchable database that will combine our high content screening products, informatics software and Cellomics Knowledgebase, to create an integrated system capable of profiling cells of specific patients. PharmacoCellomics complements genomics profiling, which is the profiling of the human population to define genetic subsets of the population that would be likely candidates for specific drugs. Our PharmacoCellomics product will contain an individual patient's cell responses to lead compounds, which we believe will significantly increase the potential of personalizing drug discovery. We are initially exploring cancer, where high content screening can access and use patient tumor cells to define the effect of experimental compounds.

PRODUCTS WE MARKET FOR ZEISS

     As part of our strategic relationship with Zeiss, we have entered into an agreement to sell and market their Ultra High Throughput Screening System in North America. Zeiss' Ultra High Throughput Screening System is a fully automated product capable of screening over 100,000 compounds per day in the primary screening step of drug discovery. The system optimizes all process steps using advanced technologies for optical detection and automation to achieve high speed, flexibility and reliability. The system is modular and can be rapidly reconfigured for distinct types of screens. Our ArrayScan Kinetics Workstation could be directly coupled to Zeiss' system to shorten the drug discovery process by running primary cell-based screens and lead optimization screens in series.

SALES AND MARKETING


     We sell our products to pharmaceutical and biotechnology companies. We believe our products are applicable to a broader range of life sciences markets. We sell our products in North America and Europe through a direct sales force experienced in selling capital equipment, reagents and development contracts to the pharmaceutical, biotechnology and other life sciences markets. As of October 31, 2000, we had 25 employees in sales and marketing, including five that are dedicated sales people. Our executive business development team and a scientific and applications support staff support the pre-sale and post-sale processes. In June 2000, we formed a strategic relationship with Beckman Coulter which includes a distribution agreement for some of our products. We describe this relationship, including the distribution agreement, under "Corporate Collaborations and Technology Access Programs" below.

     We also sell access to our future products through technology access programs. We provide our customers with a standard one year replacement warranty on our products. Our standard payment terms for our products are 30 days from date of shipment.



     In addition to our own products, we provide exclusive marketing, sales, service and support for Zeiss' Ultra High Throughput Screening System in North America. Under this agreement, Zeiss ships directly its Ultra High Throughput Screening System to our customers in North America thereby limiting the amount of inventory we require. Zeiss also provides standard industry warranties of one year to replace parts. Our standard payment terms for the Zeiss products are 30 days from date of shipment.



     We identify potential customers through a comprehensive marketing program, coupled with personal lead development by our field sales force, executive management and scientists, as well as our scientific advisors. Led by an experienced marketing and product management staff, our marketing program includes direct mail programs, advertisements in market-specific journals, production of detailed product and technology literature, trade show exhibits, speaking engagements at scientific meetings, seminars, public relations and internet-based website marketing.


CORPORATE COLLABORATIONS AND TECHNOLOGY ACCESS PROGRAMS

     We rely on Zeiss for optical components for our ArrayScan II and on Molecular Probes for reagent supplies that are used in our cellular analysis kits. We expect to rely on Beckman Coulter for marketing some of our products and to assist us in the development of our CellChip System. We also expect to rely on ACLARA for some of the technologies to be used in our CellChip System.

     Carl Zeiss Jena, GmbH. In April 1998, we formed a collaboration with Zeiss, one of our early stockholders, relating to developing, manufacturing and supplying the ArrayScan Kinetics Reader and the ArrayScan Kinetics Workstation. In February 2000, we entered into two new agreements with Zeiss that amend and restate our 1998 agreement. These agreements are a development, manufacturing and supply agreement and a sales and marketing agreement.


     Under the new development, manufacturing and supply agreement, Zeiss exclusively manufactures our ArrayScan Kinetics Workstation and ArrayScan Kinetics Reader. Under the terms of our agreement, Zeiss will manufacture these products to our specifications. The arrangement also provides that both we and Zeiss cooperatively develop software interfaces designed to make Zeiss' Ultra High Throughput Screening System compatible with our data analysis and management software. Under the terms of the agreement, we market, sell and service these products. The term of the overall agreement sets forth the prices we will pay Zeiss for products they manufacture subject to renegotiation every two years. Under the agreement, we own all intellectual property of components specifically developed and manufactured for the ArrayScan products. Zeiss has agreed not to use or incorporate this technology into competing products. The initial exclusive supply period extends through September 2002 and can be renewed for one additional year by mutual agreement. Under the terms of the agreement, to maintain exclusivity, we must purchase a minimum of $3.3 million in products from Zeiss by September 2001. The agreement expires in January 2005, subject to early termination by either party after January 2002. In connection with entering into the February 2000 agreement, we agreed to reimburse Zeiss for $2.0 million of development costs incurred through December 1999. Under the terms of the February 2000 agreement, we have agreed to pay Zeiss the development costs during 2000 and 2001, in equal installments of $1.0 million. We have reimbursed Zeiss for $1.0 million of these development costs.



     Under the terms of our sales and marketing agreement with Zeiss, we exclusively sell and market Zeiss' Ultra High Throughput Screening System and related products in North America. We also provide, at our expense, shipping, installation and other support activities for products sold in North America. During the term of the agreement, we may not sell in North America any products that compete with Zeiss' Ultra High Throughput Screening System or other related products developed by Zeiss. In the event that we do not comply with this provision of the agreement, Zeiss may terminate our exclusivity immediately. Under the terms of the agreement, we have agreed to purchase a minimum of approximately $3.8 million and $6.0 million of Zeiss products for the 12 month periods ending September 2001 and 2002, respectively. If we do not fulfill our requirements specified in the agreement, Zeiss has the right to either terminate our exclusivity or terminate the agreement in its entirety. We are free, under the terms of the agreement, to sell the Zeiss products in North America at a sales price we establish. We will retain all revenues from our sales of Zeiss products in North America. The agreement expires in December 2005; however, either party may terminate the agreement on the occurrence of material breach by the other party or if the other party comes under control of a competitor of the terminating party.



     Beckman Coulter, Inc. In June 2000, we entered into a strategic relationship agreement with Beckman Coulter. We appointed Beckman Coulter as our commission sales representative for North America and a number of countries in Europe to sell our ArrayScan II high content screening product and our Cellomics Store and Cellomics Screen informatics products. They will become our exclusive distributor for these products as well as for our ArrayScan Kinetics Reader upon completion of its development and our certifying that we can deliver it in commercial quantities. We also appointed Beckman Coulter as our commission sales representative in North America and a number of European countries primarily for large volume purchasers of our HitKit reagents for high content screening. Beckman Coulter has the right to expand its territory to include Japan. We are free to sell our other products that we are developing such as our Knowledgebase bioinformatics product. To maintain exclusivity, Beckman Coulter will have to meet sales objectives for the first two years, and thereafter will have to meet sales objectives that we negotiate with them in the future. We will provide marketing, training, technical and customer assistance to Beckman Coulter and are responsible for customer warranties for the first year. We have also granted Beckman Coulter a right to fund and acquire the exclusive license for a future version of our Cellomics Store and Cellomics Screen informatics products that we are developing for high throughput screening in exchange for royalty payments. Apart from the distribution arrangements, Beckman Coulter has agreed to provide automation design for our CellChip product. If we complete development of our CellChip product and, if at that point in time the parties have mutually agreed to proceed forward and, if Beckman Coulter is the developer of the automation portion of this product, Beckman Coulter shall manufacture the automation portion and exclusively distribute the CellChip System and related informatics products with the right to distribute (co-exclusively with us) CellChip consumables in the fields of clinical research and in vitro diagnostics. We will retain rights for the distribution of CellChip consumables in all markets. Beckman Coulter can obtain a non-exclusive license to use our Knowledgebase bioinformatics product which is under development. We intend to explore joint programs with the potential of cross licensing key technologies upon terms to be mutually agreed to by both parties for the fields of high content screening, flow cytometry and of high throughput screening. We and Beckman Coulter will also each contribute $1.0 million in funds, products or resources to universities and nonprofit research institutes for cell research during the term of the agreement. The strategic relationship agreement has a ten year term, although Beckman Coulter has the right to terminate it for any reason with 12 months' prior written notice to us. In the event of such notice, Beckman Coulter, under certain conditions, cannot manufacture, sell, distribute or service products that compete with our products which they distributed, and we cannot manufacture, sell distribute or service products that compete with specified Beckman Coulter products for a defined period of time. Under a separate agreement, Beckman Coulter purchased approximately $5.8 million of our common stock.


     ACLARA Biosciences, Inc. In October 1999, we entered into an exclusive collaboration with ACLARA for the development of our CellChip System utilizing our cell patterning technologies and ACLARA's proprietary technology for controlling very small volumes of fluids. Each of us owns all intellectual property in which we had the sole role in inventing, and will jointly own all intellectual property which was co-invented by both of us. During the term of the agreement, we may not seek another partner for small volume fluid control technologies, and ACLARA may not partner with another entity for technology to organize specific cells into very small grids using its small volume fluid control technologies. We have established proprietary development budgets with ACLARA for the first year of the agreement and have agreed to develop budgets for succeeding years in good faith. In the event that we receive revenues from early access programs or commercialization of our products, we will enter into good-faith negotiations to determine division of those revenues. ACLARA has agreed to enter into a supply agreement with us upon commercialization of the CellChip System. Either party may terminate this agreement on the material breach of the other party. Under some circumstances, licenses that were granted between the parties during the term of the agreement may survive any termination of the agreement. Further, each party has the right to license from the other party additional technology related to the CellChip if requested within two years of termination.


     Molecular Probes, Inc. In April 1999, we entered into a license and supply agreement with Molecular Probes under which it licensed to us select proprietary fluorescence-based reagents on an exclusive worldwide basis for use in high content screening. We also obtained a non-exclusive worldwide license to sell these proprietary fluorescence-based reagents for use in ultra high throughput screening. Under the terms of the agreement, we must commercialize a licensed fluorescence-based reagent within three years and generate royalties of $50,000 per year for each specific fluorescence-based reagent within five years. In the event we do not meet these conditions, the exclusive license immediately becomes non-exclusive. We will also purchase all of our requirements for particular fluorescence-based reagents for use in high content screening and ultra high throughput screening from Molecular Probes, unless Molecular Probes is unable to meet our requirements. We paid Molecular Probes an up-front license fee and agreed to pay continuing royalties based on specified annual sales revenues.


     Pharmaceutical Company Collaborations. We enter into technology access programs through which we give customers early access to our new products, along with technical support, training and individualized services. Through our technology access programs, we collaborate with our customers during the product development process in order to create products that closely meet the needs of the market. Our technology access programs assist us in focusing our technology and development efforts on areas that we believe will have the most impact on the market. To date, Johnson & Johnson, Merck and Warner-Lambert have participated in our technology access programs. Typically, for the term of a technology access agreement, our customers will have non-exclusive or limited-time exclusive access to particular products in development.


     We have received approximately $3.4 million to date and expect to receive an additional $45,000 from the collaborators referenced above related to the achievement of milestones, research and development funding and license fees. We have also paid approximately $2.1 million to date and we are committed to pay approximately $1.9 million to the collaborators referenced above relating to capital expenditures, the achievement of milestones, research and development funding and license fees. In addition, in connection with our strategic relationship agreement with Breckman Coulter, we have committed to contribute $1.0 million in funds, products or resources to universities and nonprofit research institutes for cell research.


MANUFACTURING

     We currently maintain a manufacturing facility for instrumentation, software products, and reagent kit production. Our manufacturing of the ArrayScan II predominantly involves a final assembly and testing activity using commercially available optical, mechanical and computer components combined with custom mounting assemblies and proprietary software. The ArrayScan Kinetics Workstation and ArrayScan Kinetics Reader manufacturing will involve software integration and testing of the electromechanical and optical system manufactured for us by Zeiss. We manufacture HitKits in our facility with a combination of our proprietary reagents and those we have exclusively licensed from Molecular Probes. We dispense, finish and test our products on site using our processes and to our specifications. Similarly, we manufacture our informatics and bioinformatics software products using industry standard procedures.

COMPETITION

     Rapidly evolving technology and intense competition characterize the biotechnology and pharmaceutical industries. Currently, we compete with many companies, including major pharmaceutical, chemical and biotechnology companies that perform drug discovery and development and related tasks using alternative technologies. We have begun to encounter competition from companies which offer one or more components of high content screening, including integrated reagents, kits, applications, instrumentation and informatics. We expect to encounter intense competition from companies providing conventional drug discovery and development products based on established technologies and companies developing their own cellular analysis technologies.

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

     In order to compete against vendors of conventional products, we will need to demonstrate the advantages of our products and technologies over well-established alternative products and technologies. Moreover, we will need to demonstrate the potential economic value of our products relative to these conventional technologies and products. We will also need to compete effectively with companies developing their own cellular analysis technologies and products. Our future success will depend in large part on our ability to establish and maintain a competitive position in these and future technologies which we may not be able to do. Rapid technological development may render our products or technologies obsolete. Less expensive or more effective products of our competitors based on similar or other technologies could also render our products obsolete.

     Many of our competitors have or will have greater corporate, financial, operational, sales and marketing resources, and more experience in research and development than we have. Moreover, competitors may have greater name recognition than we do, and may offer discounts as a competitive tactic. We cannot assure you that our competitors will not succeed in developing or marketing technologies or products that are more effective or commercially attractive than our products or that would render our technologies and products obsolete. Also, we may not have the financial resources, technical expertise or marketing, distribution or support capabilities to compete successfully in the future. Our success will depend in large part on our ability to maintain a competitive position with our technologies.

     Our competitive position also depends on our ability to:

     - attract and retain qualified personnel;

     - obtain patent protection or otherwise develop proprietary products or processes;

     - discover new technologies that improve the productivity of the drug discovery process; and

     - secure sufficient capital resources to complete product development and commercialization processes.

INTELLECTUAL PROPERTY RIGHTS


     We seek patent protection on cell-based screening analysis tools and kits, cell array technologies, reagents, instrumentation, informatics technologies and bioinformatics. We currently own two issued U.S. patents and have over 40 U.S. patent applications pending, of which over 15 are provisional patent applications. In addition, we have patents pending in other countries and jurisdictions.


     We direct our patents and applications at various technological areas which we believe are valuable to our business, including:

     - a wide variety of cell screening analysis tools;

     - fluorescence-based reagents for cell screening;

     - cell grids;

     - devices for the control of small fluid volumes;

     - informatics software;

     - bioinformatics software; and

     - cell screening instrumentation, devices, and operating software.

     We hold one exclusive license covering 14 issued U.S. patents for fluorescence-based reagents for high content screening, as well as two non-exclusive licenses for such reagents.

     We also rely upon trade secrets, know-how, trademarks, copyright protection, and continuing technological and licensing opportunities to develop and maintain our competitive position. We require our employees, consultants, and outside scientific collaborators to execute confidentiality agreements upon commencing employment or consulting relationships with us. In the case of employees, the agreement provides that all inventions they conceive during employment will be our exclusive property.

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

     Patents may provide some degree of protection for our intellectual property. However, patent protection involves complex legal and factual determinations and is therefore uncertain. In addition, the laws governing patentability and the scope of patent coverage continue to evolve, particularly in the areas of technology of interest to us. As a result, we cannot assure you that patents will issue from any of our patent applications or from applications licensed to us. The scope of any of our issued patents may not be sufficiently broad to offer meaningful protection. In addition, our issued patent or patents licensed to us may be successfully challenged, invalidated, circumvented or unenforceable so that our patent rights would not create an effective competitive barrier. Moreover, the laws of some foreign countries may not protect our proprietary rights to the same extents as do the laws of the United States. In view of these factors, our intellectual property positions bear some degree of uncertainty.

     Although we are not currently a party to any legal proceedings relating to our intellectual property, in the future, third parties may file claims asserting that our technologies or products infringe on their intellectual property. We cannot predict whether third parties will assert such claims against us or against the licensors of technology licensed to us, or whether those claims will harm our business. If we are forced to defend against such claims, whether they are with or without any merit, whether they are resolved in favor of or against us or our licensors, we may face costly litigation and diversion of management's attention and resources. As a result of such disputes, we may have to develop costly non-infringing technology, or enter into licensing agreements. These agreements, if necessary, may be unavailable on terms acceptable to us, if at all, which could seriously harm our business or financial condition.

EMPLOYEES


     As of October 31, 2000, we had 129 full-time employees, 25 in sales and marketing, including five that are dedicated sales people, 35 in informatics/bioinformatics, 40 in cellular analysis tools/kit development/ manufacturing, 16 in research and development and 13 in administration. We have no collective bargaining agreements. We have not experienced any work stoppage. We consider our relations with our employees to be good.


SCIENTIFIC ADVISORY BOARD


     An important component of our scientific strategy is to establish collaborative relationships with researchers in our fields of interest. Our scientific advisors attend periodic meetings of our scientific advisory board. We do not employ any of our scientific advisors, and they may have commitments to or consulting or advisory agreements with other entities that may limit their availability to us. These companies may also compete with us. In general, our scientific advisors hold stock options, own our stock and/or receive financial remuneration for their services. The following are the members of our scientific advisory board:


     Alan S. Waggoner, Ph.D. is the Director, Science and Technology Center at Carnegie Mellon University. He is a founder of Cellomics.


     Harold Craighead, Ph.D. is the Director of the Nanobiotechnology Center and a Professor of Applied and Engineering Physics at Cornell University where he also served as Director of the National Nanofabrication Facility from 1989 to 1995.


     Richard Haugland, Ph.D. is the founder and since 1975 has been the President of Molecular Probes, Inc.


     Susan Henry, Ph.D. is the Ronald P. Lynch Dean of Agriculture and Life Sciences at Cornell University.


     Takeo Kanade, Ph.D. is a computer scientist/electrical engineer, a member of the National Academy of Sciences, and the Director of the Robotics Institute at Carnegie Mellon University.

     John S. Lazo, Ph.D. is a Professor and Chairman of Pharmacology at the University of Pittsburgh School of Medicine. He is also Co-Director of the Experimental Therapeutics Program at the Pittsburgh Cancer Institute and Visiting Scientist, Imperial Cancer Research Fund, University of Oxford, Oxford, U.K.


     Milan Mrksich, Ph.D. is an Associate Professor of Chemistry at the University of Chicago.


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

     Franklyn Prendergast, MD, Ph.D. is the Edmond and Marion Guggenheim Professor of Biochemistry and Molecular Biology and Director of the Mayo Clinic Cancer Center where he has also served as the Chairman of the Biochemistry Department and a member of the Board of Governors of the Mayo Clinic and Foundation.


     Felix de la Iglesia, MD recently retired from his position as the Vice President, Pathology and Experimental Toxicology, at Warner Lambert/Parke-Davis Pharmaceutical Research.


     George N. Pavlakis, MD, Ph.D. is the Head of the Human Retrovirus Section at the National Cancer Institute.

FACILITIES


     We lease approximately 51,000 square feet of leased space in Pittsburgh, Pennsylvania for our research and development, manufacturing and administrative facilities. Our leases initially expire in April and June 2001. We believe that our current facilities are adequate to meet our immediate needs. We will require additional space as we expand our research and development activities and production capabilities. We are currently exploring options for meeting our future facilities needs. We do not anticipate any significant difficulties in obtaining additional facilities, as necessary.


LEGAL PROCEEDINGS

     We are not currently party to any legal proceedings. However, we may from time to time become a party to various legal proceedings arising in the ordinary course of our business.

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

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS


     Our directors and executive officers, and their ages and positions as of October 31, 2000, are as follows:



NAME                                           AGE    POSITION
----                                           ---    --------
D. Lansing Taylor, Ph.D. ....................  53     President and Chief Executive Officer, Director
R. Terry Dunlay..............................  42     Executive Vice President and Chief Information Officer
L. Robert Johnston, Jr. .....................  40     Executive Vice President and Chief Financial Officer
Michael A. Nemzek............................  40     Chief Business Officer
Alan W. Seadler, Ph.D. ......................  52     Chief Operating Officer
William Busa, Ph.D. .........................  48     Chief Scientific Officer
Jefferson W. Paslay, Ph.D. ..................  54     Senior Vice President, Pharmaceutical Technology
Albert H. Gough, Ph.D. ......................  47     Vice President, Research and Development
John M. Boles................................  64     Chairman of the Board and Director
Alan Mendelson...............................  52     Director
Arnold L. Oronsky, Ph.D. ....................  60     Director
Barclay Phillips.............................  38     Director
James A. Sharp...............................  45     Director


     D. Lansing Taylor, Ph.D. has served as our President and Chief Executive Officer since October 1996. Dr. Taylor is a founder of Cellomics. Dr. Taylor was a Professor of Biological Sciences and Vice-Dean of the Division of Molecular Sciences at Carnegie Mellon University from 1982 to 1998. He was also the Director of the Center for Fluorescence Research and Director of the National Science Foundation Center for Light Microscope Imaging and Biotechnology. Dr. Taylor co-founded Biological Detection Systems, Inc., a reagents and instruments company, in 1990 where he served as a director and a consultant. Prior to Carnegie Mellon University, Dr. Taylor was a Professor of Biology at Harvard University, where he pioneered fluorescence ratio imaging techniques. Dr. Taylor received his B.S. degree in Zoology from the University of Maryland and his Ph.D. in Cell Biology from the State University of New York, Albany.

     R. Terry Dunlay has served as our Executive Vice President and Chief Information Officer since February 2000. From October 1996 to February 2000, he served as our Executive Vice President. Mr. Dunlay is a founder of Cellomics. Mr. Dunlay held various positions, including President and Chief Executive Officer at Biological Detection, Inc., a software company, from 1996 to 1997 and Vice President of Engineering/ Director of Engineering at Biological Detection Systems, Inc., a reagents and instrumentation company, from 1992 to 1996. Mr. Dunlay received his B.S. degree in Electrical Engineering from the University of Pittsburgh and his M.S. degree in Electrical Engineering from Arizona State University.


     L. Robert Johnston, Jr. has served as our Executive Vice President and Chief Financial Officer since September 2000. From November 1998 to August 2000 he was our Vice President and Chief Financial Officer. Prior to joining our company, Mr. Johnston was Senior Vice President, and Chief Financial Officer at Oncormed, Inc., a cancer genetics biotech company, from 1994 to 1998. Prior to Oncormed, Mr. Johnston held various positions including Assistant Treasurer at American Mobile Satellite Corporation, a telecommunications company in Reston, Virginia from 1990 to 1994. Mr. Johnston received his B.A. degree from the University of Virginia and his M.B.A. from the Darden Graduate School of Business at the University of Virginia.


     Michael A. Nemzek has served as our Chief Business Officer since February 2000. From December 1998 to February 2000, he was our Senior Vice President of Sales and Marketing. Prior to joining our company, Mr. Nemzek was previously Vice President, Marketing - Tropix Center of Excellence, PE Biosystems Division of Perkin Elmer Corporation, a life sciences company, from 1996 to 1998. Prior to Perkin Elmer, Mr. Nemzek was Vice President of Sales and Marketing at Genosys Biotechnologies, Inc., a manufacturer of custom synthetic DNA, peptides, genes and kit products from 1994 to 1996 and Vice President of Sales and Marketing for Tropix, Inc., a manufacturer of non-isotopic reagents from 1991 to 1994. Mr. Nemzek received his B.A. degree in Chemistry from the University of North Carolina at Charlotte, his M.Sc. degree in Analytical Chemistry from North Carolina State University and his Master of General Administration in Marketing Management from the University of Maryland.

     Alan W. Seadler, Ph.D. has served as our Chief Operating Officer since February 2000. From January 1999 to February 2000, Dr. Seadler was our Vice President, Manufacturing and Operations. Dr. Seadler was Vice President for Technology Development and Reagent Manufacturing at Visible Genetics, Inc., a reagent/kit diagnostic company, from 1996 to 1999. Prior to Visible Genetics, he was a Site Manager for Amersham Life Science, Inc., a biomedical research and manufacturing firm, from 1995 to 1996. Dr. Seadler was the Vice President, Operations, General Manager at Biological Detection Systems, Inc., a reagents company, from 1991 to 1995. Dr. Seadler received his B.A. degree in Biology and Chemistry and his Ph.D. in Biology from the Case Western Reserve University.


     William Busa, Ph.D. has served as our Chief Scientific Officer since August 2000. From September 1999 to August 2000, Dr. Busa served as our Vice President of Bioinformatics. Prior to joining our company, Dr. Busa was the consulting editor for the American Association for the Advancement of Science, Knowledge Environment Development Program from 1998 to 1999. Dr. Busa was also President of Memex Press, Inc., a technical publisher, from 1996 to 1999. Dr. Busa also served on the faculty of Johns Hopkins University for eleven years. Dr. Busa received his B.S. degree in the fields of Biological, Information and Computer Sciences at the University of California at Irvine and his Ph.D. in Zoology from the University of California at Davis.


     Jefferson W. Paslay, Ph.D. has served as our Senior Vice President Pharmaceutical Technologies since September 1998. Prior to joining our company, Dr. Paslay held various positions including General Manager at MDS-Panlabs, a screening services organization, from 1994 to 1998. Prior to MDS-Panlabs, he held various positions including Director, Chemical and Biological Screening at the Upjohn Company from 1981 to 1994. Dr. Paslay received his B.Sc. degree in Biology from the University of Mississippi, his M.Sc. degree in Microbiology (Immunology) from the University of Mississippi and his Ph.D. in Molecular Cell Biology (Immunology) from the University of Alabama, Birmingham.

     Albert Gough, Ph.D. has served as our Vice President Research and Development since May 1999. From December 1998 to May 1999, he served as our Vice President of Systems Engineering and from November 1996 to December 1998, he served as our Director of Drug Discovery Systems. Prior to joining our company, Dr. Gough was the Director of Imaging Technology at Carnegie Mellon University where he directed a project in the development of automated imaging systems for scientific research applications from 1993 to 1996. Dr. Gough received his B.S. degree in Biology from the University of Michigan and his Ph.D. in Biophysics from Carnegie Mellon University.


     John M. Boles has served as a director and the Chairman of our Board since our inception in 1995. Mr. Boles is a founder of our company. Mr. Boles has been engaged in the investment banking business since 1972 and served as the Managing Partner of Boles Knop & Company LLC, an investment banking firm from 1996 until August 2000. Mr Boles is currently the principal in Boles and Company LLC, an investment banking firm. Mr. Boles received his undergraduate degree from Lake Forest College, his M.S. from the University of Toronto and his M.B.A. from the University of Michigan.


     Alan Mendelson has served as a director since 1998. He is a co-founder and partner of Axiom Ventures, a venture capital firm which focuses on investing in biotech/hi-tech companies, for more than the past five years. Mr. Mendelson received his B.A. degree in Economics from Trinity College and his law degree from the University of Connecticut. Mr. Mendelson is a director of Ziplink Inc., a publicly traded company.

     Arnold L. Oronsky, Ph.D. has served as a director since 1998. He has been a general partner in InterWest Partners, a venture capital firm investing in the medical technology sector, since 1994. Dr. Oronsky received his B.A. degree from New York University and his Ph.D. from Columbia University, College of

Physicians & Surgeons. Dr. Oronsky is a director of Corita Corporation, a publicly traded company and Coulter Pharmaceutical, Inc., a publicly traded company.

     Barclay "Buck" Phillips has served as a Managing Director of Vector Fund Management since 1999. Prior to joining Vector Fund Management, Mr. Phillips was Director of Private Placements and Biotechnology Analyst for INVESCO Funds Group, Inc. from 1991 to 1999. Mr. Phillips has in the past, and currently serves as a director of a number of privately-held companies in the health care industry. Mr. Phillips received his B.A. degree in Economics from the University of Colorado in Boulder.

     James A. Sharp has served as a director since 1996. He has been the President, Microscopy Division of Carl Zeiss, Inc., a subsidiary of Carl Zeiss Jena, GmbH, since October 1999. From 1995 to 1999, Mr. Sharp was a Senior Vice President of Carl Zeiss Jena, GmbH, a manufacturer of optical, scientific and industrial instruments. Mr. Sharp received a degree from The DeVry Institute of Technology.

COMPOSITION OF THE BOARD


     Our amended and restated certificate of incorporation and bylaws, when effective, will provide that our board of directors be divided into three classes of nearly equal number: Classes A, B and C. The term of office of directors comprising Class A expires at the next annual meeting of stockholders; the term of office of directors comprising Class B expires at the second annual meeting of stockholders; and the term of office of directors comprising Class C expires at the third annual meeting of stockholders. At each annual meeting of stockholders thereafter, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting of stockholders following election and until a successor will have been duly elected and will have qualified.



     Our bylaws will authorize our board of directors to fix the number of directors at not less than one. The board of directors currently has six members. The board of directors plans to increase the number of directors from six to seven members following the offering.


     There are no family relationships among any of our directors or executive officers.


     Our amended and restated certificate of incorporation will require the affirmative vote of holders of 80% of the issued and outstanding shares of common stock entitled to vote for the election of directors to remove any director or the entire board of directors. Under Delaware law, our directors can only be removed for "cause."


BOARD COMMITTEES

     Our board of directors currently has two committees: an audit committee and a compensation committee.

     The audit committee was established on March 18, 1998, and reviews, acts on and reports to our Board of Directors with respect to various auditing and accounting matters, including the recommendation of our independent accountants, the scope of the annual audits, the fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices. The members of the audit committee are Messrs. Boles and Mendelson and Dr. Oronsky.

     The compensation committee was established on March 18, 1998, and recommends, reviews and oversees the salaries, benefits, granting of options and stock plans for our employees, consultants and directors. The compensation committee also administers our compensation plans. The members of the compensation committee are Messrs. Boles and Mendelson and Dr. Oronsky.


     The Nasdaq Stock Market has provided us a temporary exception from Nasdaq's audit committee requirements as those requirements relate to the independence of the committee's membership and the implementation of an audit committee charter. Nasdaq has granted us 90 days from the date of our initial listing on Nasdaq to comply with these requirements.

DIRECTOR COMPENSATION


     All of our directors are reimbursed for the reasonable expenses of attending the meetings of our board of directors or committees. Under our 2000 Stock Option Plan, each non-employee member of our Board of Directors was granted an option to purchase 10,632 shares of our common stock in March 2000. These options vest in two installments, on March 1, 2000 and March 1, 2001, for our current non-employee directors. In the case of first time directors, vesting will occur in three installments beginning on the date that he or she joins our board and on the first and second yearly anniversaries of that date. Other than the forgoing, the directors receive no other compensation for their services as directors.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


     Our compensation committee currently consists of Messrs. Boles and Mendelson and Dr. Oronsky. Mr. Boles, our chairman, is an employee of Cellomics. Neither Mr. Mendelson nor Dr. Oronsky has been an officer or employee of ours at any time. No interlocking relationship exists between any member of our board of directors or our compensation committee and any member of our board of directors or compensation committee of any other corporation. Prior to the formation of the compensation committee on March 18, 1998, our board of directors as a whole made decisions relating to compensation of our executive officers.


EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE

     The following table sets forth the annual compensation earned during 1999 by our chief executive officer and the four highest paid executive officers whose total annual salary and bonus exceeded $100,000. These individuals are referred to as the "named executive officers" here and elsewhere in this prospectus.


                                                                    ANNUAL COMPENSATION
                                                            ------------------------------------
                                                                                   OTHER ANNUAL
              NAME AND PRINCIPAL POSITION                    SALARY      BONUS     COMPENSATION
              ---------------------------                   --------    -------    -------------
D. Lansing Taylor, Ph.D.................................    $255,000    $40,000            --
  President and Chief Executive Officer

R. Terry Dunlay.........................................     135,000     22,950            --
  Executive Vice President and Chief Information Officer

L. Robert Johnston, Jr..................................     173,147     29,240       $53,837(1)
  Executive Vice President and Chief Financial Officer

Michael Nemzek..........................................     170,567     47,600        73,457(2)
  Senior Vice President of Sales and Marketing

Alan Seadler............................................     100,000     35,000            --
  Chief Operating Officer


---------------
(1) Mr. Johnston's other annual compensation for 1999 reflects a relocation allowance.

(2) Mr. Nemzek's other annual compensation for 1999 reflects a relocation allowance.

                               1999 OPTION GRANTS


     The following table sets forth information regarding options granted to each of our named executive officers during the year 1999. The percentage of options granted is based on an aggregate of 439,423 options granted by us during 1999. The amounts shown as potential realizable value are based on assumed 5% and 10% annual rates of stock price appreciation from the date of grant to the end of the option term and are provided in accordance with rules of the SEC. They do not represent our estimate or projections of the future common stock price. Actual gains, if any, on stock option exercise are dependent on the future performance of our common stock, overall market conditions and the option holder's continued employment during the vesting period. All options in this table were granted under our Cellomics, Inc. Stock Plan, have ten year terms, will terminate before their expiration dates if the optionee leaves his employment with us, and, unless otherwise noted, vest over a period of four years. We have not granted any stock appreciation rights. In estimating the gain realized by these option holders, we have deducted the option exercise price, but have not deducted taxes or any other expenses payable upon the exercise of the option or the sale of the common stock underlying the option.



                                                  INDIVIDUAL GRANTS
                            -------------------------------------------------------------     POTENTIAL REALIZABLE VALUE AT
                            NUMBER OF                                                         ASSUMED ANNUAL RATES OF STOCK
                            SECURITIES    PERCENT OF TOTAL                                    PRICE APPRECIATION FOR OPTION
                            UNDERLYING   OPTIONS GRANTED TO                                              TERM(1)
                             OPTIONS        EMPLOYEES IN      EXERCISE PRICE   EXPIRATION   ----------------------------------
           NAME              GRANTED      FISCAL YEAR 1999      PER SHARE         DATE         0%          5%          10%
           ----             ----------   ------------------   --------------   ----------   --------   ----------   ----------
D. Lansing Taylor,
  Ph.D. ..................        --             --                  --              --           --           --           --
R. Terry Dunlay...........        --             --                  --              --           --           --           --
L. Robert Johnston, Jr....    15,950(2)           4%              $0.18         11/9/09     $188,600     $292,581     $444,709
Michael Nemzek............    15,950(3)           4                0.18         12/9/09      188,600      292,581      444,709
Alan Seadler..............    47,850(4)          11                0.18         1/18/09      565,800      921,629    1,467,539
                              15,950(5)           4                0.18         6/25/09      188,600      307,210      489,180


---------------


  (1) The potential realizable values have been calculated using an assumed initial public offering price of $12.00 per share.



  (2) The vesting start date for the options to purchase 15,950 shares of common stock granted to Mr. Johnston is November 9, 1998.



  (3) The vesting start date for the options to purchase 15,950 shares of common stock granted to Mr. Nemzek is December 2, 1998.



  (4) The vesting start date for options to purchase 47,850 shares of common stock granted to Mr. Seadler is January 18, 1999.



  (5) The vesting start date for the options to purchase 15,950 shares of common stock granted to Mr. Seadler is June 25, 1999.


                               1999 OPTION VALUES


                                            NUMBER OF SECURITIES                 VALUE OF UNEXERCISED
                                       UNDERLYING UNEXERCISED OPTIONS            IN-THE-MONEY OPTIONS
                                            AT DECEMBER 31, 1999                AT DECEMBER 31, 1999(1)
                                       -------------------------------       -----------------------------
                NAME                   EXERCISABLE      UNEXERCISABLE        EXERCISABLE     UNEXERCISABLE
                ----                   ------------     --------------       -----------     -------------
D. Lansing Taylor, Ph.D..............     95,700           127,600           $1,131,600       $1,508,800
R. Terry Dunlay......................     35,320            28,480              417,640          336,760
L. Robert Johnston, Jr...............     27,913            83,738              330,050          990,150
Michael Nemzek.......................     27,913            83,738              330,050          990,150
Alan Seadler.........................         --            79,750                   --          943,000


---------------


  (1) The value of unexercised in-the-money options at December 31, 1999 has been calculated using an assumed initial public offering price of $12.00 per share.


   There were no options exercised during the year ended December 31, 1999.

1998 STOCK PLAN


     Our stock plan was adopted by our board of directors on April 2, 1998. As of October 31, 2000, there were outstanding options granted under this plan to purchase 1,317,151 shares of our common stock. The board of directors adopted a resolution prohibiting further grants under this plan.



     The stock plan provides for the grant of incentive stock options to employees, non-qualified stock options, stock awards, stock appreciation rights and stock purchases. The stock plan provides that it will be administered by our board of directors, or a committee appointed by the board, which determines recipients and types of awards to be granted, including number of shares under the award and the vesting of the award. As of the date of this prospectus, all awards granted under the stock plan have been made to our employees, directors and consultants and have been in the form of non-qualified stock options. All awards under the stock plan terminate not more than 10 years from the date of grant, subject to the earlier termination upon or after a fixed period following an optionee's death or termination of employment with us. The vesting provisions of each outstanding option were determined by our board of directors. Outstanding options are not generally assignable or otherwise transferable except by will or the laws of descent and distribution. In the event of a change in control and in other circumstances described in the stock plan, our board of directors can substitute on an equitable basis our securities with securities of the successor or surviving entity in the change of control, require that the unexercised awards be exercised within a certain period of time, or allow the unexercised portions of the awards to be purchased by the successor entity at the then fair market value.


2000 STOCK PLAN


     We have adopted a new stock plan known as the 2000 Stock Plan. We have reserved 2,319,449 shares of our common stock for issuance upon exercise of awards under the 2000 Stock Plan. The following is a description of the material features and provisions of the 2000 Stock Plan.



     As of October 31, 2000, we had granted options to purchase 1,553,393 shares of our common stock at a weighted average exercise price of $0.53 per share. On or about the closing of this offering, we expect to grant options to purchase an aggregate of up to 1,350,000 shares of our common stock at an exercise price equal to the initial public offering price.


Awards

     Under the 2000 Stock Plan, we may grant incentive stock options intended to qualify for special tax treatment, non-qualified stock options, stock grants, stock appreciation rights and stock purchase rights. Each option or appreciation right will expire within 10 years of the original grant date, unless the grantee owns more than 10% of our stock, in which case the option or appreciation rights will expire within 5 years of the original grant date. Incentive options may not have exercise prices less than the fair market value at the time of grant. If the grantee owns more than 10% of our stock, the option may not have an exercise price less than 110% of the fair market value at the time of grant. Upon exercise, an option grantee may pay for the shares with cash, other shares, shares deducted from the total granted under the option or other compensation acceptable to the administrator of the plan.

     If a grantee's employment is terminated, the grantee may, within 90 days after termination, exercise his or her option or appreciation right to the extent that the option has vested by the date of termination. If a grantee is disabled, the grantee may, within 12 months after becoming disabled, exercise his or her option or appreciation right to the extent that the option has vested by the date of becoming disabled. If a grantee dies, the grantee's estate may, within 12 months of the grantee's death, exercise the grantee's option or appreciation right to the extent that the option has vested by the date of the grantee's death. In each case, the option terminates with respect to the shares that had not vested. Other than by will or other transfer on death, options and appreciation rights are not transferrable.

Administration


     The 2000 Stock Plan may be administered either by our board of directors, or by a committee appointed by our board. The administrator, whether our board or a committee, will have the authority to determine the fair market value of the common stock for the purposes of making an award, select the eligible persons to whom awards may be granted, make the awards, determine the number of shares to be covered by each award, offer to buy out for cash or shares a granted option or appreciation right and determine the form, terms and conditions of any agreement by which any award is made. The administrator may also determine whether an option or appreciation right will be paid in cash rather than stock, whether and to what extent payment of an award may be deferred, whether under certain circumstances to reduce the exercise price of an award and the restrictions applicable to any stock grants or purchase rights. The 2000 Stock Plan will expire on March 1, 2010.


Eligibility


     Under the terms of the 2000 Stock Plan, non-statutory options may be granted to our employees, non-employee directors and consultants. Incentive stock options may be granted only to our employees. Incentive stock options may not exceed $100,000 to any one person in one year. If an incentive stock option does exceed $100,000, the excess is considered to be a non-statutory option.


Adjustments

     If a reorganization, recapitalization, stock dividend, merger, consolidation or other change in corporate structure affecting the number of issued shares of our common stock occurs, then the administrator of the plan can make equitable adjustments to the terms of the 2000 Stock Plan. In particular, the administrator can make an equitable adjustment in the number and type of shares authorized by the plan, the number and type of shares covered by outstanding awards under the plan, the exercise prices of the awards and, in the case of a merger or consolidation, the date of exercisability if the award is not assumed by the other entity. After the adjustments, any incentive stock options granted under the plan must continue to qualify as incentive stock options. The board of directors can amend or terminate this plan any time, although certain amendments require stockholder approval and an amendment or termination cannot adversely affect any rights under an outstanding grant without the grantee's consent.

Change in Control

     The 2000 Stock Plan includes change in control provisions which may result in the accelerated vesting of outstanding option grants and stock issuances. If we are acquired by merger or asset sale, each outstanding option under the discretionary option grant program which is not to be assumed by the successor corporation will immediately become exercisable for all the option shares, and all outstanding unvested shares will immediately vest, except to the extent our repurchase rights with respect to those shares are to be assigned to the successor corporation. Our compensation committee has the discretion to, on a change in control, vest and make exercisable any option granted under the plan. In addition, our compensation committee may grant options and structure repurchase rights so that the shares subject to those options or repurchase rights will immediately vest in connection with a successful tender offer for more than 50% of our outstanding voting stock or a change in control of our board through one or more contested elections. Such accelerated vesting may occur either at the time of such transaction or upon the subsequent termination of the individual's service.

EMPLOYEE STOCK PURCHASE PLAN


     Our board of directors intends to adopt a new employee stock purchase plan to present to our stockholders for approval prior to the completion of this offering. If adopted, our Employee Stock Purchase Plan will provide our employees with an opportunity to purchase our common stock through accumulated payroll deductions and at a discount from fair market value. The total number of shares of common stock with respect to which purchases may be made under the plan will be 957,000, which amount shall be adjusted in accordance with the terms of the plan. The Employee Stock Purchase Plan will be administered by our compensation committee. Eligible employees may purchase up to a maximum fair market value of $25,000 for all purchases ending within the same calendar year under this plan. Our employees will be eligible to participate if they are employed by us for at least 20 hours per week, for more than five months in any calendar year and do not own 5% or more of our voting stock. The initial offering period under the plan will commence on the date that the registration statement with respect to this offering is declared effective by the SEC, and will end on or about December 31, 2000. We intend to have new offering periods commence every six months after the ending date of the initial period. The purchase price per share for our common stock under the plan will be equal to the lower of 85% of the fair market value of our common stock on the first or last day of each purchase period. Employees may end their participation under the plan at any time prior to the exercise date of any one purchase period and, generally, such participation will be automatically terminated on termination of employment. In the event we are the surviving corporation in a merger, reorganization or other business combination, options to purchase shares issued under the plan will be assumed. A dissolution or liquidation or a merger or consolidation in which we are not the surviving entity will cause each option then outstanding to terminate. Generally, our board of directors will have the power to amend, modify or terminate the plan at any time, provided the rights of plan participants are not impaired. The plan will terminate on December 31, 2005 unless earlier terminated by our board of directors.

EMPLOYMENT AND SEVERANCE AGREEMENTS

     All of our current employees have entered into agreements with us that contain covenants relating to the protection of our confidential information, assignment of inventions, restrictions on competition and soliciting our customers, employees or independent contractors. We also have employment agreements with our chief executive officer and each of the named executive officers.

     Dr. Taylor serves as our President and Chief Executive Officer. Dr. Taylor's employment agreement is for a period of three years ending September 30, 2001. If Dr. Taylor is terminated without cause, as that term is defined in the agreement, he is entitled to receive all earned salary, bonuses and fringe benefits through the date of notice of termination, 12 months' salary following the date of notice, and automatic acceleration of all options held at that date. At the discretion of our board, Dr. Taylor's base salary is subject to annual adjustment increases of $5,000 and $10,000 in each of the last two years, respectively, of this agreement. In each year of the agreement, Dr. Taylor is also entitled to receive an incentive bonus up to a maximum of twenty percent of his base salary in that year, based on a formula agreed to with our board of directors. However, our board of directors subsequently approved an increase in Dr. Taylor's potential annual performance bonus for 2000 from twenty percent to thirty percent, and may award other bonuses in its discretion. In addition, options held by Dr. Taylor as of December 31, 1999 vest on October 1 of each year of his continued employment.

     Under an agreement with us dated February 2, 1999, Mr. Dunlay serves as our Executive Vice-President of Development. He is entitled to receive an initial annual salary of $135,000 and annual performance bonuses up to twenty percent of his salary subject to review and approval by our board of directors. The term of Mr. Dunlay's agreement is for a one year period that automatically renews unless we terminate the agreement prior to ninety days before the beginning of the next term. If we terminate Mr. Dunlay, unless that termination is for cause, as defined in the agreement, we are obligated to pay him an amount equal to six months of his base salary.


     Under an agreement with us dated October 15, 1998, Mr. Johnston serves as our Vice-President and Chief Financial Officer. He is entitled to an annual salary of $172,000, subject to adjustment by the Board of Directors. He is also eligible to receive annual performance bonuses up to twenty percent of his salary subject to review and approval by our board of directors. However, our board of directors subsequently approved an increase in Mr. Johnston's potential annual performance bonus for 2000 from twenty percent to twenty-five percent and may award other bonuses in its discretion. Mr. Johnston was also provided with a relocation allowance of $53,837. All of Mr. Johnston's unvested options will vest on a change of control and if Mr. Johnston is terminated by constructive termination, as defined in the agreement, fifty percent of his unvested option will vest on the date of termination. If we terminate Mr. Johnston, unless that termination is for cause, as defined in the agreement, we are obligated to pay him an amount equal to six months of his base salary.

     Under an agreement with us dated November 9, 1998, Mr. Nemzek serves as our Senior Vice-President for Sales and Marketing. He is entitled to an annual salary of $170,000, subject to adjustment by the Board of Directors. He is also eligible to receive annual performance bonuses up to thirty-five percent of his salary subject to review and approval by our board of directors. Mr. Nemzek was also provided with a relocation allowance of $73,457. If we terminate Mr. Nemzek, unless that termination is for cause, as defined in the agreement, we are obligated to pay him an amount equal to six months of his base salary.

     Under an agreement with us dated October 12, 1998, Mr. Seadler serves as our Chief Operating Officer. He is entitled to receive an initial annual salary of $100,000 and annual performance bonuses up to twenty percent of his salary subject to review and approval by our board of directors. Mr. Seadler was also provided an additional $10,000 signing bonus upon his start date. If we terminate Mr. Seadler, unless that termination is for cause, as defined in the agreement, we are obligated to pay him an amount equal to six months of his base salary.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law authorizes a corporation's board of directors to grant indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities arising under the Securities Act, including reimbursement for expenses incurred.


     As permitted by Delaware law, our amended and restated certificate of incorporation, when made effective immediately prior to the completion of this offering, will limit the liability of directors for monetary damages for breach of their fiduciary duties as directors, except liability for:


     - any breach of their duty of loyalty to us or our stockholders;

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - unlawful payments of dividends or unlawful stock repurchases or redemptions; or

     - any transaction from which the director derived an improper personal benefit.


     Our amended and restated certificate of incorporation and bylaws will provide that we will indemnify our directors, officers, employees and agents to the fullest extent permitted by law, and that we will advance expenses to our directors and officers in connection with a legal proceeding, subject to an undertaking to repay our costs, should the indemnified person lose the proceeding.


     Prior to the completion of this offering, we intend to enter into indemnification agreements with each of our officers and directors to give them additional contractual assurances regarding the scope of the indemnification provided in our amended and restated certificate of incorporation and bylaws, and to provide additional procedural protections.

     There is currently no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification will be required or permitted. We are not aware of any pending or threatened litigation or proceeding that might result in a claim for such indemnification.

                              CERTAIN TRANSACTIONS

REGISTRATION RIGHTS

     Some of our stockholders, some of whom own more than 10% of our common stock, have certain registration rights which they may exercise after this offering. They may request that we register their shares for sale with the Securities and Exchange Commission, and, if all of the conditions that are contained in our agreements with them are met, we must register their shares. We would be required to bear all the expenses of a registration. For a more detailed description see also "Description of Capital Stock -- Registration Rights."

PRIOR FINANCINGS


     The following list sets forth our prior capital raising financings that involved amounts in excess of $60,000 and that involved persons or a group of affiliated persons known by us to be a record or beneficial owner of more than five percent of the outstanding shares of our common stock, any of our directors or any entity that is an affiliate of one of our directors, any of our named executive officers or any affiliate of our named executive officers or any member of the immediate family of any of the foregoing during the last three years:



     In each transaction set forth below where executive officers, directors, five percent or greater stockholders or affiliates of any of these persons purchased shares, these shares were purchased at the same price, and on the same terms, as share purchased by other investors at those times.


January 1998 and 1999 Series A Preferred Financing


     In January 1998, we sold an aggregate of 3,140,526 shares of our Series A preferred stock at a price of $1.76 per share and issued warrants to purchase an aggregate of 851,424 shares of common stock with exercise prices ranging from $1.76 to $2.07 per share, including:



     - 1,031,927 and 32,353 shares of Series A preferred stock and issued warrants to purchase 206,387 and 6,469 shares of our common stock to InterWest Partners VI, L.P. and InterWest Investors VI, L.P., respectively;



     - 780,472 shares of Series A preferred stock and issued warrants to purchase an additional 156,093 shares of our common stock to Axiom Venture Partners II Limited Partnership;



     - 696,970 and 12,549 shares of Series A preferred stock and issued warrants to purchase 139,393 and 2,511 shares of our common stock to Delphi Ventures III, L.P. and Delphi BioInvestments III, L.P., respectively; and



     - 162,231 and 121,577 shares of our Series A preferred stock and issued warrants to purchase 32,445 and 24,317 shares of our common stock to Oxford Bioscience Partners II, L.P. and Oxford Bioscience Partners (Bermuda) II Limited Partnership, respectively.



     In January 1999, as a subsequent closing, we sold an aggregate of 2,838,079 shares of our Series A preferred stock at a price of $1.76 per share, including:



     - 1,031,927 and 32,353 shares of Series A preferred stock to InterWest Partners VI, L.P. and InterWest Investors VI, L.P., respectively;



     - 780,472 shares of Series A preferred stock to Axiom Venture Partners II Limited Partnership;



     - 696,970 and 12,549 shares of Series A preferred stock to Delphi Ventures III, L.P. and Delphi BioInvestments III, L.P., respectively; and



     - 162,231 and 121,577 shares of our Series A preferred stock to Oxford Bioscience Partners II, L.P. and Oxford Bioscience Partners (Bermuda) II Limited Partnership, respectively.

November 1999 Convertible Debt Financing


     In November 1999, we issued convertible promissory notes in the aggregate principal amount of $1.8 million. These notes carried an interest rate of 10.0% per year. On February 23, 2000, the outstanding principal and interest on each of these convertible notes converted into 486,772 shares of our Series B preferred stock at a price of $3.78 per share, and we issued warrants to purchase an aggregate of 261,580 shares of our common stock. These warrants were issued at an exercise price of $3.78 per share.



     Shares converted for convertible demand notes included:



     - 196,667 and 6,163 shares of our Series B preferred stock and warrants to purchase 105,682 and 3,314 shares of common stock to InterWest Partners VI, L.P. and InterWest Investors VI, L.P., respectively;



     - 79,696 and 1,432 shares of our Series B preferred stock and warrants to purchase 42,827 and 772 shares of common stock to Delphi Ventures III, L.P. and Delphi BioInvestments III, L.P., respectively;



     - 148,743 shares of our Series B preferred stock and warrants to purchase 79,929 shares of common stock to Axiom Venture Partners II Limited Partnership; and



     - 19,800, 14,837 and 19,433 shares of our Series B preferred stock and warrants to purchase 10,639, 7,975 and 10,443 shares of common stock to Oxford Bioscience Partners II L.P., Oxford Bioscience Partners (Bermuda) II Limited Partnership and Oxford Bioscience Partners (GS-Adjunct) II L.P., respectively.


February 2000 Series B Preferred Financing


     In February 2000, we sold an aggregate of 1,726,052 shares of our Series B preferred stock at a price of $3.78 per share, including:



     - 773,052 and 257,685 shares of our Series B preferred stock to Vector Later-Stage Equity Fund II (QP), L.P. and Vector Later-Stage Equity Fund II, L.P., respectively;



     - 142,628 and 4,472 shares of Series B preferred stock to InterWest Partners VI, L.P. and InterWest Investors VI, L.P., respectively;



     - 103,847 and 1,869 shares of our Series B preferred stock to Delphi Ventures III, L.P. and Delphi BioInvestments III, L.P. respectively;



     - 86,462, 64,795 and 84,864 shares of our Series B preferred stock to Oxford Bioscience Partners II, L.P., Oxford Bioscience Partners (Bermuda) II Limited Partnership and Oxford Bioscience Partners (GS-Adjunct) II, L.P., respectively; and



     - 66,074 shares of Series B preferred stock to Axiom Venture Partners.



September 2000 and October 2000 Series C Preferred Financing



     In September and October 2000, we sold an aggregate of 5,249,588 shares of our Series C preferred stock at a price of $5.71 per share, including:



     - 1,224,903 shares of our Series C preferred stock to Invesco Global Health Sciences Fund;



     - 393,719 and 131,240 shares of our Series C preferred stock to Vector Later-Stage Equity Fund II (QP), L.P. and Vector Later-Stage Equity Fund II, L.P., respectively;



     - 320,812, 320,809, 320,809 and 262,473 shares of our Series C preferred stock to Amerindo Technology Growth Fund II Inc., Amerindo Internet Fund PLC, Emerging Technology Portfolio and Litton Master Trust, respectively; and



     - 262,480 shares of our Series C preferred stock to InterWest Partners VI, L.P.

Conversion of Preferred Stock



     Our preferred stock will convert into common stock upon the closing of this offering on a one-to-one basis. We must pay to all of the holders of the preferred stock the dividend arrearages on their shares which are expected to approximate $3.2 million as of the closing of this offering. Upon the closing of this offering we expect to pay the following amounts to the indicated preferred stockholders:



     - InterWest Partners VI, L.P. and InterWest Investors VI, L.P. will be paid approximately $810,458 and $24,605, respectively;



     - Axiom Venture Partners II Limited Partnership will be paid approximately $583,314;



     - Delphi Ventures III, L.P. and Delphi BioInvestments III, L.P. will be paid approximately $518,870 and $9,342, respectively;



     - Oxford Bioscience Partners II, L.P., Oxford Bioscience Partners (Bermuda) II Limited Partnership, Oxford Bioscience Partners (GS-Adjunct) II, L.P. will be paid approximately $104,824, $78,556 and $80,793, respectively;



     - Vector Later-Stage Equity Fund II (QP), L.P. and Vector Later-Stage Equity Fund II, L.P. will be paid approximately $228,230 and $76,077, respectively;



     - Amerindo Internet Fund PLC, Amerindo Technology Growth Fund II Inc., Emerging Technology Portfolio and Litton Master Trust will be paid approximately $31,343, $31,343, $31,343 and $25,643, respectively; and



     - Invesco Global Health Sciences Fund will be paid approximately $113,534.



     Arnold L. Oronsky, Ph.D., a member of our board of directors, is a general partner of InterWest Partners, an affiliate of InterWest Partners VI, L.P. and InterWest Investors VI, L.P. Alan Mendelson, a member of our board of directors, is general partner of Axiom Ventures, an affiliate of Axiom Venture Partners. Barclay Phillips, a member of our board of directors, is a Managing Director of Vector Fund Management, an affiliate of Vector Later-Stage Equity Fund II (QP), L.P. and Vector Later-Stage Fund II, L.P.


ZEISS AGREEMENTS


     In April 1998, we entered into a collaboration agreement with Zeiss. The collaboration agreement was amended and restated by two agreements, a Development, Manufacturing and Supply Agreement and a Sales and Marketing Agreement for UHTS Products in February 2000.



     Under the Development, Manufacturing and Supply Agreement, by which we engaged Zeiss to cooperate in the development of our ArrayScan Kinetics Reader and ArrayScan Kinetics Workstation products to our specifications, we have capital expenditure commitments to Zeiss of $1.2 million during 2000 and have agreed to reimburse Zeiss for an additional $2.0 million of development costs incurred by Zeiss through December 31, 1999. We have reimbursed Zeiss for $1.0 million of these development costs. Through September 30, 2000, we have made capital expenditures under this agreement totaling $300,000. We also purchased approximately $317,000 and $165,000 of components from Zeiss for our products in 1999 and 1998. Under this agreement, we are the owner of all intellectual property of components specifically developed and manufactured for the ArrayScan products and Zeiss is prohibited from incorporating such technology into competing products in consideration for our agreement to purchase such products from Zeiss. Moreover, Zeiss has agreed to manufacture for us high content screening instruments on an exclusive basis for a limited period of time. Unless terminated earlier by either party after December 2002, the agreement remains in effect until December 31, 2005.


     Under the Sales and Marketing Agreement for UHTS Products, Zeiss has appointed us to be Zeiss' exclusive dealer and distributor within North America of certain ultra-high throughput screening systems manufactured by Zeiss which are complementary with our products until December 31, 2005. We are free, under the terms of the agreement, to sell the Zeiss products in North America at a sales price we establish. We will retain all revenues from our sales of Zeiss' products in North America.

TRANSACTIONS WITH DIRECTORS


     Mr. Boles, a member of our board, entered into a consulting agreement with us in December 1996. Under this agreement Mr. Boles was paid $5,000 per month. The term of the agreement was for a period of two years from the date of its execution. Under the agreement, Mr. Boles agreed to refrain from competing with us in the full field of luminescence-based tools for drug discovery or toxicology for a period of five years from the date of the agreement.

                             PRINCIPAL STOCKHOLDERS


     The following table sets forth, as of October 31, 2000, as adjusted to give effect to the sale of common stock offered hereby, certain information regarding beneficial ownership of our common stock by:


     - each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of the outstanding shares of common stock;

     - each director;

     - each named executive officer; and

     - all directors and named executive officers as a group.

     Beneficial ownership is determined according to the rules of the SEC, and generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, and includes options that are currently exercisable or exercisable within 60 days. Information with respect to beneficial ownership has been furnished to us by each director, officer or 5% or more stockholder, as the case may be. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below, based on the information each of them has given to us, have sole investment and voting power with respect to their shares, except where community property laws may apply.


     This table lists applicable percentage ownership based on 18,175,800 shares of common stock outstanding as of October 31, 2000, assuming the conversion of all of our outstanding shares of preferred stock, and also lists applicable percentage ownership based on 24,175,800 shares of common stock outstanding after the completion of this offering. Options to purchase shares of our common stock that are exercisable or will become exercisable within 60 days of October 31, 2000 are deemed to be outstanding for the purpose of computing the percentage of ownership of the persons or entity holding these options but are not treated as outstanding for the purpose of computing any other person's or entity's ownership percentage.


     The address for each officer who is a 5% holder is c/o Cellomics, Inc., 635 William Pitt Way, Pittsburgh, Pennsylvania 15238.


                                                                                     PERCENTAGE
                                                                                  OF COMMON STOCK
                                                                           ------------------------------
                                                          SHARES SUBJECT   PERCENT BEFORE   PERCENT AFTER
NAME AND ADDRESS OF BENEFICIAL OWNER      TOTAL NUMBER      TO OPTIONS        OFFERING        OFFERING
------------------------------------      ------------    --------------   --------------   -------------
DIRECTORS AND NAMED OFFICERS
D. Lansing Taylor, Ph.D. ...............     781,550         127,600             4.3%            3.2%
R. Terry Dunlay.........................     450,020          35,320             2.5             1.9
L. Robert Johnston, Jr. ................      55,825          55,825           *               *
Michael A. Nemzek.......................      55,825          55,825           *               *
Alan W. Seadler, Ph.D. .................      15,950          15,950           *               *
John M. Boles...........................     661,038           7,088             3.6             2.7
Alan Mendelson..........................   2,018,871(1)        7,088            11.1             8.3
James A. Sharp..........................       7,088           7,088           *               *
Arnold Oronsky, Ph.D. ..................   3,069,909(2)        7,088            16.9            12.7
Barclay Phillips........................   1,555,696(3)           --             8.6             6.4
All executive officers and directors as
  a group (10 persons)..................   8,671,773         318,873            46.9            35.4

                                                                                     PERCENTAGE
                                                                                  OF COMMON STOCK
                                                                           ------------------------------
                                                          SHARES SUBJECT   PERCENT BEFORE   PERCENT AFTER
NAME AND ADDRESS OF BENEFICIAL OWNER      TOTAL NUMBER      TO OPTIONS        OFFERING        OFFERING
------------------------------------      ------------    --------------   --------------   -------------
5% STOCKHOLDERS
InterWest Management VI LLC.............   3,062,821(4)           --            16.9%           12.7%
Axiom Venture Partners II Limited
  Partnership...........................   2,011,783(5)           --            11.1             8.3
Delphi Management III, L.L.C. ..........   1,791,387(6)           --             9.9             7.4
Vector Fund Management, L.P. ...........   1,555,696(3)           --             8.6             6.4
Invesco Global Health Sciences Fund.....   1,224,903(7)           --             6.7             5.1
Amerindo Technology Growth Fund II......     320,812(8)           --             1.8             1.3
Amerindo Internet Fund..................     320,808(9)           --             1.8             1.3
Emerging Technology Portfolio...........     320,808(10)          --             1.8             1.3
Litton Master Trust.....................     262,473(11)          --             1.4             1.1
OBP Management II, L.P..................     675,938(12)          --             3.7             2.8
OBP Management (Bermuda) II Limited
  Partnership...........................     267,689(13)          --             1.5             1.1


---------------
  *  Less than 1%.


 (1) Includes 1,775,761 shares of common stock beneficially owned by Axiom Venture Partners II Limited Partnership and immediately exercisable warrants to purchase 156,093 and 79,929 shares of common stock at exercise prices of $2.07 and $3.78 per share, respectively. Axiom Venture Associates II Limited Liability Company is the general partner of Axiom Venture Partners II Limited Partnership. Mr. Mendelson shares voting control with the other three managing members of Axiom Venture Associates II Limited Liability Company, Samuel McKay and Linda Sonntag. Each managing members' address is c/o Axiom Venture Partners II Limited Partnership, City Place II, 185 Asylum Street, 17th Floor, Hartford, Connecticut 06103.



 (2) Includes 2,665,628 shares of common stock beneficially owned by InterWest Partners VI, L.P. and 75,341 shares of common stock beneficially owned by InterWest Investors VI, L.P. Also includes immediately exercisable warrants to purchase 206,387 and 105,682 shares of common stock at exercise prices of $2.07 and $3.78 per share, respectively, held by InterWest Partners VI, L.P. and immediately exercisable warrants to purchase 6,469 and 3,314 shares of common stock at exercise prices of $2.07 and $3.78 per share, respectively held by InterWest Investors VI, L.P. InterWest Management Partners VI, LLC is the general partner of both InterWest Partners, L.P. and InterWest Investors, VI. Dr. Oronsky is a managing director of InterWest Management Partners VI, LLC. Dr. Oronsky shares voting control over securities held by InterWest Partners, VI L.P. and InterWest Investor, VI, L.P. with the other managing directors of InterWest Management Partners VI, LLC, Berry Cash, Alan Crites, Philip Gianos, Scott Hedrick, Stephen Holmes, Bob Momsen and the venture member Gil Kliman. Dr. Oronsky and all other managing directors and members disclaim beneficial ownership of these shares, except to the extent they have pro rata interests in them. The managing directors' and the venture members' addresses are c/o InterWest Partners, 3000 Sand Hill Road, Menlo Park, California 94025.



 (3) Includes 1,166,771 shares of common stock beneficially owned by Vector Later-Stage Equity Fund II (QP), L.P. and 388,925 shares of common stock beneficially owned by Vector Later-Stage Equity Fund II, L.P. The general partner of each fund is Vector Fund Management, LLC, which has appointed Vector Fund Management, L.P. as the manager of the shares. There is no single person at the funds that exercises voting or investment control over the shares held by the funds. Voting and investment of the shares is conducted by an internal investment committee of Vector Fund Management, L.P. Mr. Phillips is a Managing Director of Vector Fund Management. The address of the funds is 1751 Lake Cook Road, Deerfield, Illinois 60015.



 (4) Includes 2,665,628 shares of common stock beneficially owned InterWest Partners VI, L.P. and 75,341 beneficially owned by InterWest Investors VI, L.P. Also includes immediately exercisable warrants to purchase 206,387 and 105,682 shares of common stock at exercise prices of $2.07 and $3.78 per share, respectively held by InterWest Partners VI, L.P. and immediately exercisable warrants to purchase for 6,469 and 3,314 shares of common stock at exercise prices of $2.07 and $3.78 per share, respectively, held by InterWest Investors VI, L.P. InterWest Management Partners VI, LLC is the general partner of InterWest Partners, L.P. and InterWest Investors, VI. Dr. Oronsky, Berry Cash, Alan Crites, Philip Gianos, Scott Hedrick, Stephen Holmes and Bob Momsen are the managing directors of InterWest Management Partners VI, LLC and share voting control with the venture member Gil Kliman. The address of the various InterWest partnerships is 3000 Sand Hill Road, Menlo Park, California 94025.



 (5) Includes 1,775,761 shares of common stock that are beneficially owned by Axiom Venture Partners II Limited Partnership and immediately exercisable warrants to purchase 156,093 and 79,929 shares of common stock at exercise prices of $2.07 and $3.78 per share, respectively. Axiom Venture Associates II Limited Liability Company is the general partner of Axiom Venture Partners II Limited Partnership. Mr. Mendelson shares voting control with the other managing members of Axiom Venture Associates II Limited Liability Company, Samuel McKay and Linda Sonntag. Their address is c/o Axiom Venture Partners II Limited Partnership, City Place II, 185 Asylum Street, 17th Floor, Hartford, Connecticut 06103.



 (6) Includes 1,577,484 shares of common stock beneficially owned by Delphi Ventures III, L.P. and 28,401 shares of common stock held by Delphi BioInvestments III, L.P. Also includes immediately exercisable warrants to purchase 139,393 and 42,827 shares of common stock of exercise prices of $2.07 and $3.78 per share, respectively, held by Delphi Ventures III, L.P. and immediately exercisable warrants to purchase 2,511 and 772 shares of common stock at exercise prices of $2.07 and $3.78 per share, respectively, held by Delphi BioInvestments III, L.P. Delphi Management Partners III, L.L.C. is the general partner of Delphi Ventures III, L.P. and Delphi BioInvestments III, L.P. The managing members of Delphi Management Partners III, L.L.C., James Bochnowski, David Douglas, and Donald Lothrop, share voting control and disclaim beneficial ownership except to the extent their pecuniary interest arises from their partnership interests. The address of the various Delphi partnerships is 3000 Sand Hill Road, Bldg. 3, 135, Menlo Park, California 94025.



 (7)The address of the Invesco Global Health Sciences Fund is 7800, E. Union Ave., Denver, Colorado, 80237.



 (8)Voting and dispositive power are shared with Amerindo Investment Advisors, Inc., a Panamanian corporation which is the investment advisor of Amerindo Technology Growth Fund II, Inc. and Alberto W. Vilar and Gary A. Tanaka, who are the only shareholders and directors of Amerindo Investment Advisors, Inc. All of the above-referenced persons disclaim membership of any group. Amerindo Investment Advisors, Inc. and each of Messrs. Vilar and Tanaka each disclaim beneficial ownership of the above-referenced shares. The address of the Amerindo Technology Growth Fund II is c/o Amerindo Investment Advisors, 399 Park Avenue, 22nd Floor, New York, NY 10022.



 (9)Voting and dispositive power are shared with Amerindo Investment Advisors Inc., a California corporation, which is the manager of Amerindo Internet Fund and Alberto W. Vilar and Gary A. Tanaka, who are the only shareholders and directors of Amerindo Investment Advisors Inc. All of the above-referenced persons disclaim membership of any group. Amerindo Investment Advisors Inc. and each of Messrs. Vilar and Tanaka each disclaim beneficial ownership of the above-referenced shares. The address of the Amerindo Internet Fund is c/o Amerindo Investment Advisors, 399 Park Avenue, 22nd Floor, New York, NY 10022.



(10)Voting and dispositive power are shared with Amerindo Investment Advisors Inc., a California corporation which is the investment manager of Emerging Technology Portfolio and Alberto W. Vilar and Gary A. Tanaka, who are the only shareholders and directors of Amerindo Investment Advisors Inc. All of the above-referenced persons disclaim membership of any group. Amerindo Investment Advisors Inc. and each of Messrs. Vilar and Tanaka each disclaim beneficial ownership of the above-referenced shares. The address of the Emerging Technology Portfolio is c/o Amerindo Investment Advisors, 399 Park Avenue, 22nd Floor, New York, NY 10022.

(11)Voting and dispositive power are shared with Amerindo Investment Advisors Inc., a California corporation, which is the investment advisor of Litton Master Trust and Alberto W. Vilar and Gary A. Tanaka, who are the only shareholders and directors of Amerindo Investment Advisors Inc. All of the above-referenced persons disclaim membership of any group. Amerindo Investment Advisors Inc. and each of Messrs. Vilar and Tanaka each disclaim beneficial ownership of the above-referenced shares. The address of the Litton Master Trust is c/o Amerindo Investment Advisors, 399 Park Avenue, 22nd Floor, New York, NY 10022.



(12)Includes 314,110 and 308,301 shares of common stock held by Oxford BioScience Partners II, L.P. and Oxford BioScience Partners (GS-Adjunct) II, L.P., respectively. Also includes warrants to purchase 32,445 and 10,639 shares of common stock at exercise prices of $2.07 and $3.78, respectively held by Oxford BioScience Partners II, L.P. and a warrant to purchase 10,443 shares of common stock at an exercise price of $3.78 held by Oxford BioScience Partners (GS-Adjunct) II, L.P. OBP Management II L.P. is the general partner of Oxford BioScience Partners II, L.P. and Oxford BioScience Partners (GS-Adjunct) II, L.P. OBP Management II L.P. and OBP Management (Bermuda) II Limited Partnership are controlled by the same individuals, Alan G. Walton, Cornelius P. Ryan, Edmund M. Olivier, and Jonathan J. Fleming. The address of the Oxford Partnerships is 315 Post Rd West, Suite 2, Westport, Connecticut 06880-4739.



(13)Includes 235,396 shares of common stock held by Oxford Bioscience Partners (Bermuda) Limited Partnership, warrants to purchase 24,317 and 7,975 shares of common stock at exercise prices of $2.07 and $3.42, respectively held by Oxford Bioscience Partners (Bermuda) II Limited Partnership. OBP Management (Bermuda) II Limited Partnership is the general partner of Oxford Bioscience Partners (Bermuda) II Limited Partnership. OBP Management II L.P. and OBP Management (Bermuda) II Limited Partnership are controlled by the same individuals, Alan G. Walton, Cornelius P. Ryan, Edmund M. Olivier, and Jonathan J. Fleming. The address of the Oxford Partnerships is 315 Post Rd West, Suite 2, Westport, Connecticut 06880-4739.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


     In accordance with our amended and restated certificate of incorporation, which will be effective upon the closing of this offering, we are authorized to issue up to 50,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of undesignated preferred stock, par value $.01 per share. As of October 31, 2000, assuming the conversion of all outstanding shares of Series A, Series B and Series C preferred stock into common stock upon the consummation of this offering, there were 18,175,800 shares of common stock outstanding held by 37 stockholders of record, and no shares of preferred stock were outstanding.


     The following summary description of our capital stock is not intended to be complete and is qualified by reference to the provisions of applicable law and to our amended and restated certificate of incorporation and our bylaws, filed as exhibits to the registration statement of which this prospectus is a part.

COMMON STOCK


     Based on the number of shares outstanding as of October 31, 2000, and giving effect to the issuance of the 6,000,000 shares of common stock offered pursuant to this prospectus, there will be 24,175,800 shares of common stock outstanding upon completion of this offering. This includes the conversion of all outstanding shares of Series A, Series B and Series C preferred stock into common stock upon the consummation of this offering. In addition, as of October 31, 2000, there were outstanding stock options to purchase 1,553,393 shares of common stock.



     On or about the closing of this offering, we expect to grant options to purchase an aggregate of up to 1,350,000 shares of our common stock at an exercise price equal to the initial public offering price.


     The holders of our common stock are entitled to one vote for each share held of record upon such matters and in such manner as may be provided by law. Subject to preferences applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably dividends, if any, as may be declared by the board of directors out of funds legally available for dividend payments. In the event we liquidate, dissolve or wind up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of the preferred stock. Holders of common stock have no preemptive rights, or rights to convert, their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

PREFERRED STOCK


     We have no present plans to issue any additional shares of preferred stock. However, the preferred stock is issuable from time to time in one or more series and with such designations, preferences and other rights for each series as shall be stated in the resolutions providing for the designation and issue of each such series adopted by our board of directors. Our board of directors will be authorized by our amended and restated certificate of incorporation to determine, among other things, the voting, dividend, redemption, conversion, exchange and liquidation powers, rights and preferences and the limitations thereon pertaining to such series. Our board of directors, without stockholder approval, may issue preferred stock with voting and other rights that could adversely affect the voting power of the holders of the common stock and that could have certain anti-takeover effects. The ability of our board of directors to issue preferred stock without stockholder approval could have the effect of delaying or preventing a change in control of us or the removal of existing management.

WARRANTS


     As of October 31, 2000, the following warrants for the purchase of equity securities were outstanding:



                                                                     NUMBER OF SHARES
                                                                     OF COMMON STOCK
                                                                        FOR WHICH        PER SHARE
                                                                        WARRANT IS       EXERCISE
                                                 EXPIRATION DATE       EXERCISABLE         PRICE
                                                -----------------    ----------------    ---------
Common stock warrants issued January 21,
  1998........................................   January 21, 2002         567,616          $2.07
Common stock warrants issued January 21,
  1998........................................   January 20, 2003         283,808           1.76
Series A preferred stock purchase warrant
  issued January 21, 1998.....................      June 18, 2002          14,189           1.76
Series A preferred stock purchase warrant
  issued January 21, 1998.....................      July 31, 2002         170,285           2.65
Common stock subscription warrant issued June
  30, 1999(1).................................      June 30, 2004         103,675           2.07
Common stock subscription warrant issued
  August 30, 1999(1)..........................    August 30, 2004           1,369           2.07
Common stock subscription warrant issued
  October 4, 1999(1)..........................    October 4, 2004           1,206           2.07
Common stock subscription warrant issued
  December 14, 1999(1)........................  December 14, 2004           1,072           2.07
Common stock subscription warrant issued
  October 31, 2000(1).........................   October 31, 2005           2,386           2.07
Common stock warrants issued February 23,
  2000........................................  February 23, 2004         279,425           3.79


---------------

     (1) These warrants may be exercised for a reduced number of shares without making a cash payment.


Each warrant provides for adjustment of the exercise price and the number of securities issuable upon exercise of the warrant in the event of a reorganization of our capital structure or a stock split. In addition, the exercise price and number of shares issuable upon exercise of the warrants for the purchase of 1,425,031 shares of common stock will be adjusted if we issue stock at prices below the exercise price of such warrants. These rights for readjustment will terminate on the closing of this offering. Finally, we have granted the holders of the warrants for the purchase of 1,031,515 shares of common stock rights to register the common stock issuable upon exercise of the warrants. We have agreed to issue warrants to a financial institution as partial consideration for its extension of credit to us. If we borrow all of the available credit under the agreement, we would issue warrants to purchase approximately 34,321 shares of our common stock exerciseable at a price of $2.07 per share.


ANTI-TAKEOVER EFFECTS OF VARIOUS PROVISIONS OF DELAWARE LAW AND OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND BYLAWS

     Section 203 of the Delaware General Corporation Law. We are subject to
Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless:

     - before the date of the business combination, the transaction is approved by our board of directors of the corporation;

     - upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, he or she owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

     - on or subsequent to such date, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the corporation's voting stock not owned by the interested stockholder.

     A "business combination" includes a merger, sale of assets or stock, or other transaction resulting in a financial benefit to the interested stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change of control attempts with respect to us and, accordingly, may discourage attempts to acquire our company.

     In addition, various provisions of our amended and restated certificate of incorporation, our bylaws and our 2000 Stock Plan, which provisions will be in effect immediately after the completion of this offering and are summarized in the following paragraphs, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

     Classified Board of Directors. Our bylaws provide that, effective upon the closing of this offering, the terms of office of the members of our board of directors will be divided into three classes: Class A, whose term will expire at the annual meeting of stockholders to be held in 2001, Class B, whose term will expire at the annual meeting of stockholders to be held in 2002, and Class C, whose term will expire at the annual meeting of stockholders to be held in 2003. At each annual meeting of stockholders after the initial classification, the successors to directors whose term will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our bylaws permit our board of directors to increase or decrease the size of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors. Our amended and restated certificate of incorporation requires the affirmative vote of holders of 80% of the issued and outstanding shares of common stock entitled to vote for the election of directors to remove any director or the entire board of directors. Under Delaware law, our directors can only be removed for "cause." This removal provision and the classification of our board of directors may have the effect of delaying or preventing changes in control or our management.

     Amendment of Bylaws. Under our amended and restated certificate of incorporation, the affirmative vote of the holders of at least 80% of the voting power of all outstanding shares of our capital stock of Cellomics shall be required to adopt, amend or repeal any provision of our bylaws.

     Prohibition on Written Consents. Under our amended and restated certificate of incorporation, upon the closing of this offering, our stockholders may not take action by written consent.

     Limitations on Special Meetings. Under our amended and restated certificate of incorporation, upon the closing of this offering, special meetings of stockholders may be called only by our president, the chairman of our board of directors or a majority of our board of directors. Also, business transacted at any special meeting must be limited to matters relating to the purposes set forth in the notice of such special meeting.

     Board Discretion in Decision Making. Under our amended and restated certificate of incorporation, our board of directors, when evaluating an offer related to a tender offer or other business combination, is authorized to give due consideration to any relevant factors, including the social, legal and economic effects upon employees, suppliers, customers, creditors, the community in which we conduct business, and the economy of the state, region and nation.

     Limitations on Amending Director Liability Limitation. Under our amended and restated certificate of incorporation, the affirmative vote of at least 80% of the voting power of all outstanding shares of our capital stock shall be required to amend the limitations on liability of directors contained in our amended and restated certificate of incorporation.

     Acceleration of Options on Change of Control. Under our 2000 Stock Plan, in the event of certain mergers, a reorganization or consolidation of Cellomics with or into another corporation or the sale of all or substantially all of our assets or all of our capital stock wherein the successor corporation does not assume outstanding options or issue equivalent options, our board of directors is required to accelerate vesting of options outstanding.

REGISTRATION RIGHTS


     After the completion of this offering, the holders of approximately 15,028,785 shares of common stock held by purchasers of our preferred stock and approximately 1,031,515 shares of common stock issuable upon conversion of outstanding warrants will be entitled to rights to register these shares under the Securities Act of 1933. Under the terms of the Series A Preferred Stock and Warrant Purchase Agreement dated January 31, 1998, the Series B Preferred Stock Purchase Agreement dated February 23, 2000, and the Series C Preferred Stock Purchase Agreement dated September 27, 2000, whenever we propose to file a registration statement under the Securities Act, the holders of registrable securities are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their registrable shares in the registration.



     Additionally, beginning after January 1, 2001, stockholders who acquired their shares of common stock (i) upon conversion of our Series A preferred stock and warrants issued in connection with our Series A financing have the right, upon request by more than 50% of them, to require us to file a registration statement covering their registrable securities on Forms S-1 or S-2 or any other applicable form; (ii) upon conversion of our Series B preferred stock or the exercise of warrants issued in connection with our Series B financing have the right, upon request by more than 50% of them, to require us to file a registration statement covering their registrable shares on Forms S-1 or S-2 or any other applicable form; and (iii) upon conversion of our Series C preferred stock have the right, upon the request of more than 50% of them, to require us to file a registration statement covering their registerable securities on Form S-1 or S-2 or any other applicable form. Under these rights, each series of registrable shares can require us to register their shares if the proposed public offering price of the shares held by those requesting registration is at least $10,000,000. These registration rights are exercisable only once per series if all registered securities are sold. We have also provided that each of Series A, Series B and Series C stockholders have two additional demand registration rights to register their shares on Form S-3 for each series. These rights are limited to shares having an excess market value of $500,000. We have further provided each of these groups of stockholders incidental registration rights which apply when our company or other stockholders register shares. We will pay expenses for the demand registration and the two registrations on Form S-3 for each registrable series, and for the incidental registrations for each series.



     The preferred stock purchase agreements provide that, in connection with our initial public offering, each stockholder agrees not to sell or otherwise dispose of any securities without the prior written consent of us or the underwriters for a period of up to 180 days if other parties having registration rights and all members of our board and our officers agree to be similarly restricted. The rights of the holders of registrable shares terminate upon the earlier of five years from the date of the closing of this offering or as to any single holder on the date when all of that holder's registrable securities may be sold within a three month period under Rule 144 of the Securities Act.


LISTING


     Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "CLMX". The Nasdaq Stock Market has provided us a temporary exception from Nasdaq's audit committee requirements as those requirements relate to the independence of the committee's membership and the implementation of an audit committee charter. Nasdaq has granted us 90 days from the date of our initial listing on Nasdaq to comply with these requirements.


TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that sales could occur, could adversely affect the market price of our common stock and our ability to sell equity securities.


     Upon completion of this offering, we will have a total of 24,175,800 shares of common stock outstanding, or 25,075,800 shares if the underwriters exercise their over-allotment option in full. Of these shares, the 6,000,000 shares sold in the offering, or 6,900,000 shares if the underwriters exercise their over-allotment option in full, will be freely tradable unless they are purchased by our "affiliates," under the Securities Act. The remaining 18,175,800 outstanding shares are "restricted," which means they were originally sold in offerings that were not subject to a registration statement filed with the Securities and Exchange Commission. These restricted shares may be resold only through registration under the Securities Act unless an exemption from registration is available, such as the exemption afforded by Rule 144.



     The following table indicates approximately when the 18,175,800 shares of our common stock that are not being sold in the offering but which were outstanding as of October 31, 2000 will be eligible for sale into the public market, except for 31,900 shares eligible for resale on the date of this prospectus:



 NUMBER OF
   SHARES           DATE OF ELIGIBILITY FOR RESALE INTO PUBLIC MARKET
------------   ------------------------------------------------------------
  12,237,277   180 days after the date of this prospectus due to lock-up
               agreements substantially all of our stockholders have
               entered into with Prudential Securities Incorporated.
   5,906,623   Between 180 and 365 days after the date of this prospectus due to requirements of the federal securities laws.



     We, our directors and officers and stockholders have entered into lock-up agreements under which we and they have agreed not to offer or sell any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of Prudential Securities Incorporated, on behalf of the underwriters. Prudential Securities Incorporated may at any time and without notice, waive any of the terms of these lock-up agreements.


     Generally, Rule 144 as currently in effect provides that, beginning 90 days after the first date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period, a number of shares that does not exceed the greater of:


     - 1% of the number of shares of common stock then outstanding, which, upon completion of this offering, based on the shares of common stock outstanding as of October 31, 2000 and assuming that the underwriters exercise their over-allotment option in full, will equal approximately 251,000 shares; or



     - the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing with the Securities and Exchange Commission of the notice on Form 144 with respect to the sale.


     Rule 144 provides limitations in the manner of sales and imposes requirements as to notice and the availability of current public information about us.

     Under Rule 144(k), a person who has not been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, may sell his or her shares without complying with the manner of the sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, a person who has been a non-affiliate for at least two years may sell his or her shares in the open market immediately after the lock-up agreements expire.

     Rule 701 permits any of our employees, officers, directors or consultants who purchased their shares under a compensatory stock or option plan or other written agreement prior to the effective date of this offering to sell such shares under Rule 144 without complying with the holding period, public information, volume limitation or notice requirements of Rule
144. All holders of Rule 701 shares may not sell their Rule 701 shares until 90 days after the date of this prospectus. However, substantially all shares of our common stock issued under Rule 701 are subject to lock-up agreements described above.


     Shortly following the date of this prospectus, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of our common stock reserved for issuance under our stock option plans. Shares registered under this registration statement will, subject to Rule 144 volume limitations applicable to our affiliates, be eligible for sale in the open market immediately after the lock-up agreements expire. As of October 31, 2000, an aggregate of 1,553,393 shares of common stock were subject to outstanding options. Additionally, on or about the closing of this offering, we expect to grant options to purchase an aggregate of up to 1,350,000 shares of our common stock at an exercise price equal to the initial public offering price.



     As of the close of this offering, holders of 15,028,785 shares of common stock and warrants exercisable to purchase 1,031,515 shares of common stock will be entitled to certain rights with respect to the registration of those shares under the Securities Act. After these shares are registered, they will be freely tradable. For a description of these rights, see "Description of Capital Stock."

                                  UNDERWRITING


     We have entered into an underwriting agreement with the underwriters named below for whom Prudential Securities Incorporated, ING Barings LLC and Dain Rauscher Incorporated are acting as representatives. We are obligated to sell, and the underwriters are obligated to purchase, all of the shares offered on the cover page of this prospectus, if any are purchased. Subject to certain conditions of the underwriting agreement, each underwriter has severally agreed to purchase the shares indicated opposite its name:



                                                                NUMBER
                                                              OF SHARES
                        UNDERWRITERS                          ----------
Prudential Securities Incorporated..........................
ING Barings LLC.............................................
Dain Rauscher Incorporated..................................

                                                              ----------
     Total..................................................   6,000,000
                                                              ==========


     The underwriters may sell more shares than the total number of shares offered on the cover page of this prospectus and they have, for a period of 30 days from the date of this prospectus, an over-allotment option to purchase up to 900,000 additional shares from us. If any additional shares are purchased, the underwriters will severally purchase the shares in the same proportion as per the table above.

     The representatives of the underwriters have advised us that the shares will be offered to the public at the offering price indicated on the cover page of this prospectus. The underwriters may allow to selected dealers a concession
not in excess of $     per share and such dealers may reallow a concession not
in excess of $     per share to certain other dealers. After the shares are
released for sale to the public, the representatives may change the offering price and the concessions.

     We have agreed to pay to the underwriters the following fees, assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares.

                                                                          TOTAL FEES
                                                       -------------------------------------------------
                                             FEE        WITHOUT EXERCISE OF         FULL EXERCISE OF
                                          PER SHARE    OVER-ALLOTMENT OPTION     OVER-ALLOTMENT OPTION
                                          ---------    ---------------------    ------------------------
Fees paid by us.........................  $                  $                          $

     In addition, we estimate that we will spend approximately $1,250,000 in expenses for this offering. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in respect of these liabilities.

     We, our officers and directors and substantially all of our stockholders have entered into lock-up agreements under which we and they have agreed not to offer or sell any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days from the date of this prospectus without the prior written consent of Prudential Securities Incorporated, on behalf of the underwriters. Prudential Securities Incorporated may, at any time and without notice, waive the term of these lock-up agreements specified in the underwriting agreement.

     Prior to this offering, there has been no public market for the common stock of Cellomics. The public offering price, negotiated among us and the representatives, is based upon various factors such as our financial and operating history and condition, our prospects, the prospects for the industry we are in and prevailing market conditions.

     Prudential Securities Incorporated, on behalf of the underwriters, may engage in the following activities in accordance with applicable securities rules:


     - Create a syndicate short position by making short sales of our common stock and may purchase our common stock on the open market to cover syndicate short positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in the offering. Short sales can be either "covered" or "naked." "Covered" short sales are sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares in the offering. "Naked" short sales are sales in excess of the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering.


     - Stabilizing and short covering. Stabilizing bids to purchase the shares are permitted if they do not exceed a specified maximum price. Prudential Securities Incorporated, on behalf of the underwriters, may close out any covered short position by either exercising the over-allotment option or purchasing shares in the open market and must close out any naked short position by purchasing shares in the open market. In determining the source of shares to close out the covered short position, Prudential Securities Incorporated, on behalf of the underwriters, will consider, among other things, the price of shares available for purchase in the open market as compared to the price shares may be purchased through the over-allotment option. These activities may cause the price of the shares to be higher than would otherwise exist in the open market.

     - Penalty bids permitting the representatives to reclaim concessions from a syndicate member of the shares purchased in the stabilizing or short covering transactions.

     Such activities, which may be commenced and discontinued at any time, may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

     Each underwriter has represented that it has complied and will comply with all applicable laws and regulations in connection with the offer, sale or delivery of the shares and related offering materials in the United Kingdom, including:

     - the Public Offers of Securities Regulations 1995;

     - the Financial Services Act 1986; and

     - the Financial Services Act 1986, (Investment Advertisements) (Exemptions) Order 1996 (as amended).


     We have asked the underwriters to reserve up to 300,000 shares of the offering shares for sale at the same offering price directly to our officers, directors, and other business affiliates or related third parties. The number of shares available for sale to the general public in the offering will be reduced to the extent such persons purchase the reserved shares.


     Prudential Securities Incorporated facilitates the marketing of new issues online through its Prudential Securities.com division. Clients of Prudential Advisor(SM), a full service brokerage firm program, may view offering terms and a prospectus online and place orders through their financial advisors.


     Some employees of Prudential Securities Incorporated indirectly own 17,213 shares of our Series B preferred stock and 27,966 shares of our Series C preferred stock. Under the rules of the National Association of Securities Dealers, Inc., these shares may not be offered or sold for a period of one year from the date of this prospectus.



     Prudential Securities Incorporated acted as the exclusive placement agent in connection with the offer and sale of our Series C preferred stock. In connection with their engagement as placement agent, Prudential Securities Incorporated received customary fees based on a percentage of the gross proceeds from the offering, in addition to the reimbursement of certain costs and expenses related to the offering.

                                 LEGAL MATTERS


     Certain legal matters with respect to the legality of the issuance of the shares of the common stock offered by this prospectus will be passed upon for us by Buchanan Ingersoll Professional Corporation, Pittsburgh, Pennsylvania. Certain legal matters in connection with this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom (Illinois), Chicago, Illinois.

                                    EXPERTS

     The financial statements as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 included in this Prospectus and the financial statement schedule included in the Registration Statement have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


     Certain legal matters with respect to the statements in this prospectus under the captions "Risk Factors--The rights we rely on to protect our intellectual property underlying our products may not be adequate, which could enable third parties to use our technology and would reduce our ability to compete in the market," "--Our success will depend partly on our ability to operate without infringing on or utilizing the proprietary rights of others" and "Business--Intellectual Property Rights" have been reviewed and approved by McDonnell Boehnen Hulbert & Berghoff, our patent counsel who are experts in these matters, and are subject to an opinion to be rendered to the underwriters. We are including this information relying on their review and approval.


                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement on Form S-1 in connection with this offering. This prospectus does not contain all the information in the registration statement. In addition, upon completion of the offering, we will be required to file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. Whenever a reference is made in this prospectus to any contract or other document of ours, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or document.

     The registration statement and the exhibits and schedules thereto may be inspected without charge at the Public Reference Room of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of these documents may be obtained from the Public Reference Room of the Commission at prescribed rates. This material also may be obtained on the Commission's website at "http://www.sec.gov." Information regarding the operation of the Public Reference Room may be obtained by calling the Commission at 1(800) SEC-0330.

     We intend to furnish our stockholders with annual reports containing our audited financial statements and make available quarterly reports containing unaudited financial information for the first three quarters of each year.

                                CELLOMICS, INC.

                         INDEX TO FINANCIAL STATEMENTS


Report of Independent Accountants...........................  F-2
Balance Sheets as of December 31, 1998 and 1999 and as of
  September 30, 2000........................................  F-3
Statement of Operations for the years ended December 31,
  1997, 1998 and 1999 and for the nine-month periods ended
  September 30, 1999 and 2000...............................  F-4
Statement of Stockholders' Equity for the years ended
  December 31, 1997, 1998 and 1999 and for the nine-month
  periods ended September 30, 1999 and 2000.................  F-5
Statement of Cash Flows for the years ended December 31,
  1997, 1998 and 1999 and for the nine-month periods ended
  September 30, 1999 and 2000...............................  F-6
Notes to Financial Statements...............................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Stockholders of
Cellomics, Inc.


     The stock split described in Note 14 to the financial statements has not been consummated at November 16, 2000. When it has been consummated, we will be in a position to furnish the following report.



        "In our opinion, the accompanying balance sheets and the related statements of operations, of stockholders' equity, and of cash flows present fairly, in all material respects, the financial position of Cellomics, Inc. at December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion."



/s/ PricewaterhouseCoopers LLP


PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania

March 3, 2000 except as to the


  fourth paragraph of Note 9 which is


  as of October 5, 2000, and the


  stock split described in Note 14


  which is as of November 10, 2000

                                CELLOMICS, INC.

                                 BALANCE SHEETS


                                                                                           SEPTEMBER 30, 2000
                                                  DECEMBER 31,                                 PRO FORMA
                                           ---------------------------    SEPTEMBER 30,      STOCKHOLDERS'
                                              1998            1999            2000          EQUITY (NOTE 1)
                                           -----------    ------------    -------------    ------------------
                                                                           (UNAUDITED)        (UNAUDITED)
ASSETS
Current assets:
    Cash and cash equivalents............  $   662,454    $  1,341,333    $ 23,034,134
    Accounts receivable (Note 3).........    1,357,733       1,572,282       3,137,446
    Inventories..........................      335,500         224,536         594,419
    Prepaid expenses and other current
      assets.............................      105,267         335,221       1,521,143
                                           -----------    ------------    ------------
Total current assets.....................    2,460,954       3,473,372      28,287,142
Property and equipment, net (Note 4).....    1,501,790       2,386,555       3,764,603
                                           -----------    ------------    ------------
Total assets.............................  $ 3,962,744    $  5,859,927    $ 32,051,745
                                           ===========    ============    ============
LIABILITIES, MANDATORILY REDEEMABLE
  PREFERRED STOCK AND STOCKHOLDERS'
  EQUITY
Current liabilities:
    Accounts payable.....................  $   644,429    $  1,341,520    $  2,800,933
    Accrued expenses (Note 5)............    1,067,099         915,339       3,117,868
    Deferred revenue.....................      182,393         528,480       1,033,125
    Payable to related party (Note 11)...           --       1,000,000         905,400
    Current maturities of long-term debt
      (Note 6)...........................      157,626         911,035       1,034,967
                                           -----------    ------------    ------------
Total current liabilities................    2,051,547       4,696,374       8,892,293
Long-term debt less current maturities
  (Note 6)...............................      653,180       3,744,546       1,356,463
Payable to related party (Note 11).......           --       1,000,000              --
                                           -----------    ------------    ------------
Total liabilities........................    2,704,727       9,440,920      10,248,756
                                           -----------    ------------    ------------
Commitments and contingencies (Notes 7
  and 11)................................           --              --              --
Mandatorily redeemable convertible
  preferred stock (Note 9)...............    6,252,356      12,152,654      41,521,247                 --
                                           -----------    ------------    ------------
Stockholders' equity (deficit):
    Common stock, $.01 par value;
      15,950,000 shares authorized,
      December 31, 1998 and 1999;
      25,520,000 shares authorized,
      September 30, 2000 and pro forma;
      3,681,930, 3,777,978 and 4,270,054
      shares issued and outstanding,
      December 31, 1998 and 1999 and
      September 30, 2000; 16,693,582
      shares issued and outstanding, pro
      forma..............................       36,819          37,779          42,700            166,936
    Additional paid-in capital...........    1,671,485       3,038,446      14,655,524         53,659,698
    Deferred compensation (Note 9).......     (188,102)     (1,677,528)     (4,392,649)        (4,392,649)
    Accumulated deficit..................   (6,514,541)    (17,132,344)    (30,023,833)       (30,023,833)
                                           -----------    ------------    ------------        -----------
Total stockholders' equity (deficit).....   (4,994,339)    (15,733,647)    (19,718,258)        19,410,152
                                           -----------    ------------    ------------        ===========
Total liabilities, mandatorily redeemable
  preferred stock and stockholders'
  equity.................................  $ 3,962,744    $  5,859,927    $ 32,051,745
                                           ===========    ============    ============


      The accompanying notes are an integral part of these financial statements

                                CELLOMICS, INC.

                            STATEMENT OF OPERATIONS


                                                                                         NINE MONTHS ENDED
                                                                                           SEPTEMBER 30,
                                                                                     --------------------------
                                             1997          1998           1999          1999           2000
                                          -----------   -----------   ------------   -----------   ------------
                                                                                            (UNAUDITED)
Revenues:
    Product sales.......................  $        --   $        --   $  1,350,041   $        --   $  5,390,006
    Development and collaboration
      agreement and grant revenues......      394,935     2,273,082      2,040,410     1,517,688      1,406,349
                                          -----------   -----------   ------------   -----------   ------------
         Total revenues.................      394,935     2,273,082      3,390,451     1,517,688      6,796,355
                                          -----------   -----------   ------------   -----------   ------------
Operating costs and expenses:
    Costs of product sales (including
      related party amounts of $100,697
      in 1999; see Note 11).............           --            --        404,785            --      2,190,050
    Research and development (including
      related party amounts of
      $2,165,334 in 1999; see Note
      11)...............................    1,486,156     3,948,309      9,509,177     6,532,375      9,988,443
    Selling, general and administrative
      (including related party amounts
      of $10,809, $168,998 and $110,617
      in 1997, 1998 and 1999; see Note
      11)...............................    1,334,014     1,834,044      3,933,687     2,950,011      5,596,065
                                          -----------   -----------   ------------   -----------   ------------
         Total operating costs and
           expenses.....................    2,820,170     5,782,353     13,847,649     9,482,386     17,774,558
                                          -----------   -----------   ------------   -----------   ------------
Loss from operations....................   (2,425,235)   (3,509,271)   (10,457,198)   (7,964,698)   (10,978,203)
Interest income (expense):
    Interest expense....................      (37,950)      (43,944)      (302,040)     (156,909)    (2,064,301)
    Interest income.....................       25,309        58,555        141,435       212,198        151,015
                                          -----------   -----------   ------------   -----------   ------------
Loss before income taxes................   (2,437,876)   (3,494,660)   (10,617,803)   (7,909,409)   (12,891,489)
Provision for income taxes (Note 8).....           --            --             --            --             --
                                          -----------   -----------   ------------   -----------   ------------
Net loss................................   (2,437,876)   (3,494,660)   (10,617,803)   (7,909,409)   (12,891,489)
Accrued and deemed dividends and
  accretion on mandatorily redeemable
  convertible preferred stock...........           --      (518,017)      (933,232)     (693,170)   (30,155,745)
                                          -----------   -----------   ------------   -----------   ------------
Net loss attributable to common
  stockholders..........................  $(2,437,876)  $(4,012,677)  $(11,551,035)  $(8,602,579)  $(43,047,234)
                                          ===========   ===========   ============   ===========   ============
Net loss per share - basic and diluted
  (Note 10).............................  $     (0.68)  $     (1.09)  $      (3.06)  $     (2.28)  $     (10.96)
                                          ===========   ===========   ============   ===========   ============
Shares used to compute basic and diluted
  net loss per share....................    3,600,394     3,675,658      3,770,590     3,768,373      3,926,103
                                          ===========   ===========   ============   ===========   ============
Pro forma net loss per share (Note
  10)...................................                              $      (1.07)                $      (3.36)
                                                                      ============                 ============
Shares used to compute pro forma net
  loss
  per share.............................                                 9,898,982                   12,458,747
                                                                      ============                 ============


      The accompanying notes are an integral part of these financial statements

                                CELLOMICS, INC.

                       STATEMENT OF STOCKHOLDERS' EQUITY


                                          COMMON STOCK       ADDITIONAL      DEFERRED                        TOTAL
                                      --------------------     PAID-IN        STOCK       ACCUMULATED    STOCKHOLDERS'
                                        SHARES     AMOUNT      CAPITAL     COMPENSATION     DEFICIT         EQUITY
                                      ----------   -------   -----------   ------------   ------------   -------------
  Balance at January 1, 1997........   3,600,394   $36,004   $ 1,930,973   $        --    $   (582,005)  $  1,384,972
Net loss............................          --       --             --            --      (2,437,876)    (2,437,876)
                                      ----------   -------   -----------   -----------    ------------   ------------
  Balance at December 31, 1997......   3,600,394   36,004      1,930,973            --      (3,019,881)    (1,052,904)
Issuance of common stock for
  anti-dilution rights..............      81,536      815           (815)           --              --             --
Issuance of stock options to
  employees.........................          --       --        259,344      (259,344)             --             --
Amortization of deferred
  compensation......................          --       --             --        71,242              --         71,242
Accrued dividends and accretion on
  mandatorily redeemable convertible
  preferred stock...................          --       --       (518,017)           --              --       (518,017)
Net loss............................          --       --             --            --      (3,494,660)    (3,494,660)
                                      ----------   -------   -----------   -----------    ------------   ------------
  Balance at December 31, 1998......   3,681,930   36,819      1,671,485      (188,102)     (6,514,541)    (4,994,339)
Issuance of common stock for
  anti-dilution rights..............      96,048      960           (960)           --              --             --
Issuance of stock purchase
  warrants..........................          --       --        121,847            --              --        121,847
Issuance of stock options to
  employees.........................          --       --      2,179,306    (2,179,306)             --             --
Amortization of deferred
  compensation......................          --       --             --       689,880              --        689,880
Accrued dividends and accretion on
  mandatorily redeemable convertible
  preferred stock...................          --       --       (933,232)           --              --       (933,232)
Net loss............................          --       --             --            --     (10,617,803)   (10,617,803)
                                      ----------   -------   -----------   -----------    ------------   ------------
  Balance at December 31, 1999......   3,777,978   37,779      3,038,446    (1,677,528)    (17,132,344)   (15,733,647)
Issuance of stock purchase warrants
  (unaudited).......................          --       --      1,715,504            --              --      1,715,504
Beneficial conversion feature on
  issuance of mandatorily redeemable
  preferred stock (unaudited).......          --       --     29,030,861            --              --     29,030,861
Deemed dividend related to
  beneficial conversion feature of
  preferred stock (unaudited).......          --       --    (29,030,861)           --              --    (29,030,861)
Issuance of stock options to
  employees (unaudited).............          --       --      6,467,182    (6,467,182)             --             --
Exercise of stock options
  (unaudited).......................       3,190       32            528            --              --            560
Issuance of common stock
  (unaudited).......................     488,886    4,889      4,795,089            --              --      4,799,978
Forfeitures of stock options
  (unaudited).......................          --       --       (236,341)      102,614              --       (133,727)
Amortization of deferred
  compensation (unaudited)..........          --       --             --     3,649,447              --      3,649,447
Accrued dividends and accretion on
  mandatorily redeemable convertible
  preferred stock (unaudited).......          --       --     (1,124,884)           --              --     (1,124,884)
Net loss (unaudited)................          --       --             --            --     (12,891,489)   (12,891,489)
                                      ----------   -------   -----------   -----------    ------------   ------------
  Balance at September 30, 2000
    (unaudited).....................   4,270,054   $42,700   $14,655,524   $(4,392,649)   $(30,023,833)  $(19,718,258)
                                      ==========   =======   ===========   ===========    ============   ============


   The accompanying notes are an integral part of these financial statements

                                CELLOMICS, INC.

                            STATEMENT OF CASH FLOWS


                                                                                              FOR THE NINE MONTHS
                                                                                              ENDED SEPTEMBER 30,
                                                                                          ---------------------------
                                                  1997          1998           1999          1999           2000
                                               -----------   -----------   ------------   -----------   -------------
                                                                                                  (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss...................................  $(2,437,876)  $(3,494,660)  $(10,617,803)  $(7,909,409)  $ (12,891,489)
  Adjustments to reconcile net loss to net
    cash used in operating activities:
      Depreciation and amortization..........       79,475       143,487        486,008       274,514         736,024
      Amortization of deferred
        compensation.........................           --        71,242        689,880       392,124       3,515,720
      Interest charge related to convertible
        notes................................           --            --             --            --       1,715,504
    Increase (decrease) in cash from changes
      in:
      Accounts receivable....................      158,722    (1,357,733)      (214,549)    1,208,445      (1,565,155)
      Inventories............................     (119,770)     (215,730)      (147,036)     (300,146)       (369,883)
      Prepaid expenses and other current
        assets...............................      (33,045)      (67,473)      (241,711)      (95,559)     (1,703,116)
      Accounts payable and accrued
        expenses.............................      538,644       883,600        545,331       238,520       1,588,804
      Payable to related party...............           --            --      2,000,000     1,500,000      (1,094,600)
      Deferred revenue.......................      450,000      (267,607)       346,087      (142,243)        504,645
                                               -----------   -----------   ------------   -----------   -------------
        Net cash used in operating
          activities.........................   (1,363,850)   (4,304,874)    (7,153,793)   (4,833,754)     (9,563,546)
                                               -----------   -----------   ------------   -----------   -------------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Capital expenditures.....................     (205,421)   (1,377,681)    (1,070,554)     (869,796)     (1,868,612)
                                               -----------   -----------   ------------   -----------   -------------
        Net cash used in investing
          activities.........................     (205,421)   (1,377,681)    (1,070,554)     (869,796)     (1,868,612)
                                               -----------   -----------   ------------   -----------   -------------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from sale of mandatorily
      redeemable convertible preferred
      stock..................................           --     5,214,788      4,967,066     4,967,066      28,880,055
    Proceeds from issuance of convertible
      notes and stock purchase warrants......      500,000            --      1,800,000            --              --
    Proceeds from the sale of common stock...           --            --             --            --       4,800,538
    Borrowings under term note and equipment
      financing facilities...................           --       879,762      2,415,952     2,282,995         137,094
    Repayment of term note and equipment
      financing facilities borrowings........           --       (68,956)      (279,792)     (189,392)       (692,728)
                                               -----------   -----------   ------------   -----------   -------------
        Net cash provided by financing
          activities.........................      500,000     6,025,594      8,903,226     7,060,669      33,124,959
                                               -----------   -----------   ------------   -----------   -------------
Net (decrease) increase in cash and cash
  equivalents................................   (1,069,271)      343,039        678,879     1,357,119      21,692,801
CASH AND CASH EQUIVALENTS:
    Beginning of period......................    1,388,686       319,415        662,454       662,454       1,341,333
                                               -----------   -----------   ------------   -----------   -------------
    End of period............................  $   319,415   $   662,454   $  1,341,333   $ 2,019,573   $  23,034,134
                                               ===========   ===========   ============   ===========   =============
SUPPLEMENTAL CASH FLOW INFORMATION:
    Cash paid for interest...................  $        --   $    17,487   $    252,794   $   156,909   $     267,869
                                               ===========   ===========   ============   ===========   =============
NON-CASH TRANSACTIONS:
    Conversion of notes and accrued interest
      to mandatorily redeemable convertible
      preferred stock........................  $        --   $   519,550   $         --   $        --   $   1,841,863
                                               ===========   ===========   ============   ===========   =============
    Accrued and deemed dividends and
      accretion on mandatorily redeemable
      convertible preferred stock............  $        --   $   518,017   $    933,232   $   693,170   $  30,155,745
                                               ===========   ===========   ============   ===========   =============
    Deferred compensation on options granted
      to employees...........................  $        --   $   259,344   $  2,179,306   $   714,218   $   6,467,182
                                               ===========   ===========   ============   ===========   =============


      The accompanying notes are an integral part of these financial statements

                                CELLOMICS, INC.


                         NOTES TO FINANCIAL STATEMENTS
   (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE NINE-MONTH PERIODS ENDED


                   SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)


1.   ORGANIZATION AND BASIS OF PRESENTATION

     Organization

     Cellomics, Inc. (the "Company" or "Cellomics") was incorporated in Delaware on January 16, 1998 as the successor company to BioDx Inc. which was formed on May 3, 1995. Cellomics is in the business of extending the power of genomics and proteomics by defining the cellular functions of genes and proteins in order to make life sciences research, including drug discovery, more productive and cost effective. Cellomics offers an array of products designed to seamlessly integrate the generation of data to the extraction of information, and ultimately create cellular knowledge. Cellomics generates cellular data using its proprietary portfolio of instruments, assays and reagents. The data generated is then stored, managed and analyzed using its proprietary information products. Cellomics uses its information products, coupled with internally and externally generated informatics, to build a virtual cell which maps the complex interactive network of cellular components and their interactions, thereby generating knowledge. Cellomics knowledge products aim to systematize, in a searchable, electronic format, our continuously evolving understanding of cellular biology.


     Initial Public Offering


     On March 1, 2000, the Company's board of directors approved management's plans to file a registration statement for its initial public offering with the Securities and Exchange Commission in March 2000 and to complete its initial public offering during the fourth quarter of 2000. Anticipated proceeds from the initial public offering will be used to continue to fund the growth of the business. There is no assurance that the planned initial public offering will be successfully completed.

     Unaudited Pro Forma Stockholders' Equity


     If the initial public offering is consummated as presently anticipated, all shares of Series A, Series B and Series C preferred stock (see Note 9) will convert into an equal number of shares of common stock. The unaudited pro forma stockholders' equity reflects the assumed conversion of all shares of Series A, Series B, and Series C preferred stock which were outstanding at September 30, 2000 into common stock as if such conversion had occurred as of September 30, 2000.


     Unaudited Interim Financial Statements


     The unaudited balance sheet as of September 30, 2000, the unaudited statement of stockholders' equity for the nine-month period ended September 30, 2000 and the unaudited statements of operations and cash flows for the nine-month periods ended September 30, 1999 and 2000, in the opinion of management, have been prepared on the same basis as the accompanying audited financial statements, and include all adjustments necessary for the fair presentation of the results of the interim period. All adjustments reflected in the interim financial statements are of a normal recurring nature. The data disclosed in the notes to the interim financial statements for these periods are also unaudited. As permitted under Article 10 of Regulation S-X, the notes to these financial statements do not include certain disclosures relating to the interim periods.

                                CELLOMICS, INC.

   (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE NINE-MONTH PERIODS ENDED


                   SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Cash and Cash Equivalents

     Highly liquid investments with an original maturity of 90 days or less are classified as cash equivalents. The Company's cash and cash equivalents are maintained in deposit accounts, certificates of deposit and money market accounts.

     Concentrations of Credit Risks

     Substantially all of the Company's cash and cash equivalents are maintained at one financial institution.


     The Company's accounts receivable are primarily from the United States government and pharmaceutical customers located in the United States and the United Kingdom. During fiscal years 1997 and 1998, approximately 97% and 60% of revenues were concentrated with three customers. During fiscal year 1999, approximately 93% of revenues were concentrated with four customers. For the nine-month period ending September 30, 2000, 31% of our revenue was concentrated with two customers. No other customer accounted for more than 10% of our revenue.


     Inventories

     Inventories, which consist primarily of microscope and camera components used in the Company's high content screening instrumentation platform, are stated at the lower of average cost or market.

     Income Taxes

     Deferred income taxes are recorded using the liability method. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

     Property and Equipment

     Property and equipment is carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally ranging from three years for software and up to seven years for furniture and fixtures. Repairs and maintenance are charged to expense as incurred.

     Certain laboratory and computer equipment used by the Company could be subject to technological obsolescence in the event that significant advancement is made in competing or developing equipment technologies. Management continually reviews the estimated useful lives of technologically sensitive equipment and believes that those estimates appropriately reflect the current useful life of its assets. In the event that a currently unknown significantly advanced technology became commercially available, the Company would re-evaluate the value and estimated useful lives of its existing equipment, possibly having a material impact on the financial statements.

     The Company periodically reviews all long-lived assets for impairment. Assets are written down to the fair market value when the carrying costs exceed the gross undiscounted cash flows expected to be generated by such assets. To date, there have been no asset impairments that would warrant a write-down.

                                CELLOMICS, INC.

   (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE NINE-MONTH PERIODS ENDED


                   SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)


     Revenue Recognition

     Revenue from product sales is recognized upon shipment of the product to the customer. Revenue from service contracts are recorded as deferred service contract revenues and reflected in product revenues over the term of the contract, generally one year.

     The Company recognizes development and collaboration agreement and grant revenues on a straight-line basis over the contract period or as work is performed. Billings, and revenue recognition, under the Company's collaboration and grant arrangements generally coincide with the work performed and costs incurred. However, when payment for revenues under these agreements is received in advance of the services performed, the company records deferred revenue related to these agreements. Revenue recognized under collaboration agreements and grants are non-refundable.

     In connection with some development and collaboration agreements, prototype products are also sold to customers. Such prototypes are priced separately from the underlying development and collaboration agreements. Revenue related to the prototype is recognized when the prototype is shipped to the customer in accordance with the collaboration agreement and is included in development and collaboration agreement and grant revenue.

     Advertising

     Media placement costs are expensed in the month that the advertising appears. Total advertising expenses were $118,616 in 1999. No advertising costs were incurred in 1997 and 1998.

     Research and Development

     Research and development costs are expensed as incurred.

     Software Development Costs

     Software development costs incurred subsequent to the establishment of technological feasibility are capitalized in accordance with Statement of Financial Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed." Amortization of capitalized software development costs is the greater of the amount computed using (a) the ratio of current revenues to the total of current and anticipated future revenues or (b) the straight-line method over the estimated economic life of the product. To date, the period of time, and accordingly, costs incurred between the achievement of technological feasibility and availability for general release, are not significant. As such, no amounts have been capitalized to date.

     In March 1998, the AICPA issued Statement of Position 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 requires entities to capitalize certain costs related to internal use software once certain criteria have been met. The Company adopted the provisions of SOP 98-1 on January 1, 1999. To date, the Company has not capitalized any costs related to internal use software.

     Stock-Based Compensation

     As permitted by the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), the Company has elected to measure stock-based compensation under the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No.
     25), and to adopt the disclosure-only alternative described in SFAS No.
     123. For stock options

                                CELLOMICS, INC.

   (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE NINE-MONTH PERIODS ENDED


                   SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)


     granted at exercise prices less than fair value, the Company records deferred stock-based compensation. Such deferred stock-based compensation is amortized over the vesting period of each individual award using the accelerated basis in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 28.

     Foreign Currency


     Foreign currency transaction gains and losses are included in the statement of operations during the period in which they arise and are classified according to the classification of the underlying transaction.


     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the amounts of revenues and expenses during the reported periods. Actual results could differ from the estimates.

     Comprehensive Income (Loss)


     During 1997, 1998, 1999 and for the nine months ended September 30, 1999 and 2000, the Company had no other comprehensive income items. Accordingly, the comprehensive loss for each of these periods is equal to the net loss.


     Recent Accounting Pronouncements


     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. Under the statement, every derivative is recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the fair value of a derivative be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000 and, based on the present nature of our operations, is not anticipated to have a material impact on our results of operations or financial position.



     In December 1999, the SEC issued Staff Accounting Bulletin 101, or SAB 101, Revenue Recognition, which outlines the basic criteria that must be met to recognize revenue and provides guidance for presentation of revenue and for disclosure related to revenue recognition policies in financial statements filed with the SEC. The application of SAB 101 had no impact on our financial position or results of operations.

                                CELLOMICS, INC.

   (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE NINE-MONTH PERIODS ENDED


                   SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)



3.   ACCOUNTS RECEIVABLE


     Accounts receivable consisted of:


                                                       DECEMBER 31,
                                                 ------------------------    SEPTEMBER 30,
                                                    1998          1999           2000
                                                 ----------    ----------    -------------
Product receivables............................  $       --    $1,233,995     $2,075,028
Development and collaboration agreement
  receivables..................................     919,338            --         45,538
Grant receivables..............................     438,395       338,287      1,016,880
                                                 ----------    ----------     ----------
                                                 $1,357,733    $1,572,282     $3,137,446
                                                 ==========    ==========     ==========



    Amounts receivable under grants include amounts billed under the contracts as well as amounts for which invoices have not yet been rendered. Such amounts are fully collectible under the contracts and do not include any balances which are collectible beyond one year from the balance sheet date.


4.   PROPERTY AND EQUIPMENT

     Property and equipment consisted of:


                                                       DECEMBER 31,
                                                 ------------------------    SEPTEMBER 30,
                                                    1998          1999           2000
                                                 ----------    ----------    -------------
Computer equipment and software................  $  471,672    $  930,930     $1,713,187
Laboratory equipment...........................   1,172,083     1,894,762      2,708,118
Furniture and fixtures.........................     137,152       208,820        354,888
Leased assets and leasehold improvements.......          --        74,950        240,934
                                                 ----------    ----------     ----------
     Property and equipment, at cost...........   1,780,907     3,109,462      5,017,127
Less: accumulated depreciation.................     279,117       722,907      1,252,524
                                                 ----------    ----------     ----------
     Property and equipment, net...............  $1,501,790    $2,386,555     $3,764,603
                                                 ==========    ==========     ==========


    During 1999, $258,000 of inventory was transferred to property and equipment.

5.   ACCRUED EXPENSES

     Accrued expenses consisted of:


                                                       DECEMBER 31,
                                                  ----------------------    SEPTEMBER 30,
                                                     1998         1999          2000
                                                  ----------    --------    -------------
Incentive compensation and other employee
  costs.........................................  $  275,000    $422,081     $  483,861
Professional services...........................     420,634      98,500        270,278
Preferred stock issuance costs..................          --          --      2,040,000
Due to subcontractors...........................     158,986     191,119          9,492
Other...........................................     212,479     203,639        314,237
                                                  ----------    --------     ----------
                                                  $1,067,099    $915,339     $3,117,868
                                                  ==========    ========     ==========

                                CELLOMICS, INC.

   (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE NINE-MONTH PERIODS ENDED


                   SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)


6.   LONG-TERM DEBT

     Long-term debt consisted of:


                                                      DECEMBER 31,
                                                 ----------------------    SEPTEMBER 30,
                                                   1998         1999           2000
                                                 --------    ----------    -------------
Equipment financing line of credit - 1998......  $810,806    $1,185,975     $  960,009
Equipment financing line of credit - 1999......        --       209,277        252,786
Senior term loan...............................        --     1,499,523      1,100,066
Convertible notes payable to related parties...        --     1,708,615             --
Capital lease obligations......................        --        52,191         78,569
                                                 --------    ----------     ----------
     Total long-term debt and capital lease
       obligations.............................   810,806     4,655,581      2,391,430
     Less: current maturities..................   157,626       911,035      1,034,967
                                                 --------    ----------     ----------
Long-term debt less current maturities.........  $653,180    $3,744,546     $1,356,463
                                                 ========    ==========     ==========


    On September 11, 1998, the Company entered into a $1.5 million non-revolving equipment financing line of credit agreement (the "1998 Equipment Financing Line"). Borrowings against the 1998 Equipment Financing Line can be in increments of not less than $75,000 in the form of a note and are collateralized by the equipment purchased. The notes are payable in 48 equal monthly installments with a 10% balloon payment at the end of the term and bear interest ranging from 12.7% to 12.9%. Borrowings under this facility are fully utilized.

    On June 30, 1999, the Company entered into a $1.5 million Senior Term Debt Financing Facility (the "Term Debt Agreement") that is collateralized by all of the Company's assets except for $5.0 million of existing or future financed equipment. The borrowings may be used for working capital purposes and have a six-month interest-only period followed by 30 equal monthly installments of principal and interest. The note bears interest at 12.5%.


    On July 21, 1999, the Company entered into a $3.0 million non-revolving equipment financing line of credit agreement (the "1999 Equipment Financing Line"). Borrowings against the 1999 Equipment Financing Line are collateralized by the equipment purchased. The notes are payable in 48 equal monthly installments. Available borrowings remaining under this facility at December 31, 1999 and September 30, 2000 are $2,773,345 and $2,678,962,
    respectively. The notes bear interest ranging from 11.0% to 12.0%.


    As of December 31, 1999, the scheduled maturities of the lines of credit, the senior term loan and the capital leases during each of the next five years were $911,035 in 2000, $1,036,262 in 2001, $839,623 in 2002, $160,046
    in 2003 and $0 in 2004.


    On November 30, 1999, certain Series A preferred stockholders loaned $1.8 million in convertible demand notes ("Convertible Demand Notes") to the Company. The Convertible Demand Notes bear interest at 10% per annum. In connection with the Convertible Demand Notes, the holders received common stock purchase warrants. The total proceeds of $1.8 million were allocated between the notes and the warrants based upon their relative fair values at the date of issuance. The resulting discount of $121,847 on the convertible notes was amortized to interest expense over the period from November 30, 1999 to April 1, 2000. In connection with the sale of the Series B preferred stock, the Company issued additional common stock purchase warrants to the convertible demand noteholders. The issuance of these warrants resulted in an additional non-cash interest charge of $1.7 million related to the Convertible Demand Notes during the first nine months of 2000. The convertible notes were converted into Series B preferred stock on February 23, 2000 (see Note 9).

                                CELLOMICS, INC.

   (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE NINE-MONTH PERIODS ENDED


                   SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)


7.   COMMITMENTS


     The Company leases office space and office equipment under operating leases expiring through 2001. Total rent expense amounted to $95,758, $176,998, $292,655, $217,236 and $317,485 for 1997, 1998, 1999 and for the nine months ended September 30, 1999 and 2000, respectively. Minimum lease commitments for facilities and equipment as of December 31, 1999 were as follows:


                                                              CAPITAL     OPERATING
YEAR                                                           LEASES      LEASES
----                                                          --------    ---------
2000........................................................  $ 20,405    $342,099
2001........................................................    20,329     173,981
2002........................................................    14,375          --
2003........................................................     9,176          --
2004........................................................        --          --
                                                              --------    --------
     Total minimum lease payments...........................  $ 64,285    $516,080
                                                                          ========
     Less: amounts representing interest....................   (12,094)
                                                              --------
     Present value of minimum capital lease payments........  $ 52,191
                                                              ========


     The Company has other commitments in the ordinary course of business during 2000 totaling approximately $375,000.


8.   INCOME TAXES

     As of December 31, 1999, the Company had federal and state net operating loss carryforwards totaling approximately $15.5 million. The Company also had research and development tax credit carryforwards of approximately $725,000. The federal net operating loss and credit carryforwards will expire at various dates beginning in the year 2015 through 2019, if not utilized. The Commonwealth of Pennsylvania net operating losses will expire at various dates beginning in 2005 through 2009, if not utilized.

     Utilization of the Company's net operating loss carryforwards and credits may be subject to an annual limitation due to the change in ownership provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets for financial reporting and the amount used for income tax purposes. Significant components of the Company's deferred taxes for federal and state income taxes are as follows:

                                                                   DECEMBER 31,
                                                            --------------------------
                                                               1998           1999
                                                            -----------    -----------
Deferred tax assets (liabilities):
     Net operating loss carryforwards.....................  $ 2,719,358    $ 7,066,305
     Research and development credits.....................      282,995        703,469
     Other, net...........................................      (10,021)        51,380
                                                            -----------    -----------
Total deferred tax assets.................................    2,992,332      7,821,154
Valuation allowance.......................................   (2,992,332)    (7,821,154)
                                                            -----------    -----------
Net deferred tax assets...................................  $        --    $        --
                                                            ===========    ===========

                                CELLOMICS, INC.

   (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE NINE-MONTH PERIODS ENDED


                   SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)


   The net valuation allowance increased by $1.9 million and $4.1 million for the fiscal years ended December 31, 1998 and 1999, respectively, principally due to the Company's operating losses. Management believes that there is sufficient uncertainty regarding the realization of deferred tax assets such that a full valuation allowance is appropriate.

9. MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (ALL SHARE AND PER SHARE AMOUNTS STATED ON A POST-SPLIT EQUIVALENT BASIS, SEE NOTE 14)

     Mandatorily Redeemable Convertible Preferred Stock


     On January 8, 1998, the Company's board of directors authorized 6,458,155 shares of $.01 par value preferred stock. On February 23, 2000, the number of authorized shares was increased to 8,691,155.



     On January 21, 1998, through a private placement offering, the Company, issued 3,140,526 shares of Series A Mandatorily Redeemable Convertible Preferred Stock ("Series A Preferred Stock") for gross proceeds of $5.5 million. Additionally, the holders of $500,000 of outstanding convertible notes converted the notes plus accrued interest of $19,550 for 294,906 shares of Series A Preferred Stock. On January 15, 1999, the Company received a second investment related to the January 21, 1998 private placement offering. The second investment resulted in the issuance of an additional 2,838,079 shares of Series A Preferred Stock for gross proceeds of $5 million.



     On February 23, 2000, the Company issued 1,726,052 shares of Series B mandatorily redeemable convertible preferred stock for gross proceeds of $6.5 million. In addition, $1.8 million of Convertible Demand Notes (see
     Note 6), plus accrued interest of $41,868, converted by their original terms and conditions into 486,772 shares of Series B Preferred Stock. The Series B convertible preferred stock contains a beneficial conversion feature resulting in a non-cash deemed dividend of $6.5 million which has been recorded in the nine-month period ended September 30, 2000 by offsetting charges and credits to additional paid-in capital. Although this deemed dividend increased the loss attributable to common stockholders in the calculation of basic net and diluted loss per share for the nine-month period ended September 30, 2000, it has no effect on total stockholders' equity.



     On September 28, 2000, the Company issued 3,937,193 shares of Series C mandatorily redeemable convertible preferred stock for gross proceeds of $22.5 million. In October 2000, the Company issued 1,312,395 shares of Series C mandatorily redeemable convertible preferred stock for gross proceeds of $7.5 million. The Series C convertible preferred stock contains a beneficial conversion feature resulting in a non-cash deemed dividend of $30.0 million, of which $22.5 million has been recorded in the nine-month period ended September 30, 2000 by offsetting charges and credits to additional paid-in capital. The remaining $7.5 million will be recorded in a similar manner during the fourth quarter of 2000. Although this deemed dividend increases the net loss attributable to common stockholders in the calculation of basic and diluted net loss per share, it has no effect on total stockholders' equity.



     Series A, Series B and Series C preferred stock is convertible into common stock on a one-for-one basis. Shares of Series A, Series B and Series C preferred stock have voting rights equal to common stock on an as-if-converted basis. Shares of Series A Preferred Stock are automatically converted into shares of common stock at the closing of an initial public offering at a price per share to the public of at least three times the original Series A Preferred Stock conversion price per share, as defined, and which results in gross proceeds to the Company of at least $15.0 million. Shares of Series B Preferred Stock are automatically converted into shares of common stock at the closing of an initial public offering at a price per share, to the public, of at least two and one-half times the original Series B Preferred Stock conversion price per share, as defined, and which results in gross proceeds to the Company of at least

                                CELLOMICS, INC.

   (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE NINE-MONTH PERIODS ENDED


                   SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)



     $20 million. Shares of Series C preferred stock are automatically converted into shares of common stock at the closing of an initial public offering at a price per share, to the public, of at least two times the original Series C preferred stock conversion price per share, as defined, which results in gross proceeds to the Company of at least $20 million.



     The Series A, Series B and Series C preferred stockholders are entitled to receive annual dividends at a rate of 8%. Dividends shall accrue on each share beginning on the date of issuance and shall be payable each January 1 for the period then ended. Dividends, which to date have not been declared or paid, may be settled either in cash, or in common stock at the option of the Company. At December 31, 1998 and 1999 and September 30, 2000, cumulative dividends due Series A, Series B and Series C preferred stockholders were equal to $458,067, $1.3 million and $2.4 million, respectively. In addition, costs related to the issuance of the Series A, Series B and Series C preferred stock were recorded as a discount from the redemption value and are being accreted through periodic charges in a manner similar to the accrued dividends over the period up to the date of redemption. The cumulative dividends and the accreted redemption value are included in the carrying amount of mandatorily redeemable convertible preferred stock.



     Series A preferred stockholders are entitled to receive, upon liquidation, a distribution of $1.76 per share, the issuance price, plus any accrued dividends in preference to the Common stockholders. Series B preferred shareholders are entitled to receive, upon liquidation, a distribution of $3.78 per share, the issuance price, plus any accrued dividends in preference to the Common stockholders. Series C preferred stockholders are entitled to receive, upon liquidation, a distribution of $5.71 per share, the issuance price, plus any accrued dividends in preference to the common stockholders. Thereafter, the remaining assets and funds, if any, shall be distributed ratably on a per share basis among all preferred and common stockholders.



     At any time subsequent to January 21, 2003, the Company is required to redeem, upon written request from the holders of a majority of the then outstanding shares of Series A, Series B and Series C preferred stock, all of the outstanding shares of Series A, Series B and Series C preferred stock by paying in cash the sum of $1.76, $3.78 and $5.71 per share, respectively, the issuance price, plus any accrued and unpaid dividends. Redemption occurs in four equal installments beginning on the initial date of redemption and three successive anniversary dates thereafter.



     The Series A, Series B and Series C preferred stockholders have anti-dilution price protection and certain preemptive rights to participate in the issuance of new securities. These rights terminate upon conversion.


     Common Stock


     On January 8, 1998, the number of authorized shares of common stock was decreased from 319,000,000 to 15,950,000. On February 23, 2000, the number of authorized shares of common stock was increased to 19,140,000. On September 28, 2000, the number of authorized shares of common stock was increased to 25,520,000.



     Carl Zeiss, Inc. ("Carl Zeiss"), an existing stockholder, received a total of 177,584 shares of common stock in 1998 and 1999 under anti-dilution rights acquired from a previous investment. Carl Zeiss has certain anti-dilution and registration rights similar to the Series A preferred stockholders.



     On July 3, 2000, the Company sold 488,886 shares of common stock for net proceeds of $4.8 million to Beckman Coulter, Inc.

                                CELLOMICS, INC.

   (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE NINE-MONTH PERIODS ENDED


                   SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)


     Stock Purchase Warrants


     In connection with the Series A private placement offering in 1998, the Company issued 567,616 common stock purchase warrants to the investors. The warrants are exercisable by the holders at any time at an exercise price of $2.07 per share. The warrants terminate at the earlier of January 21, 2002 or, under certain conditions, at the date of a qualified public offering. In addition, the Company issued 283,808 common stock purchase warrants to the private placement advisors, which may be exercised any time prior to the termination date of January 20, 2003 at an exercise price of $1.76 per share. The holders of the $500,000 convertible notes also received warrants to purchase 184,475 shares of preferred stock prior to the termination date of June 18, 2002 at exercise prices ranging from $1.76 to $2.64 per share, respectively. Based on the fair value of the underlying common stock compared to the exercise price of the related warrants, these warrants were determined to have no value.



     In connection with the $1.5 million Senior Term Debt Facility in June of 1999, the company issued warrants for the purchase of 103,675 shares of common stock to the lender. The warrants are exercisable by the holder at any time at an exercise price of $2.07 per share. The warrants expire on June 30, 2004.



     In connection with the July 1999 equipment financing line, the Company agreed to issue warrants to the lender up to a maximum of 34,075 warrants if the Company borrows the maximum under the facility. The warrants, when issued, are exercisable for 5 years at an exercise price of $2.07 per share. Through December 31, 1999, 3,646 warrants had been issued under this facility.



     In connection with the Convertible Demand Notes (Note 6), the holders received warrants to purchase 261,580 shares of common stock. The warrants are exercisable by the holders at any time prior to the earlier of November 30, 2003, or, under certain conditions, at the date of a public offering of common stock.



     Stock Option Plans



     1998 Plan



     On April 2, 1998, the Company adopted the Stock Plan (the "1998 Plan") under which 478,500 shares of the Company's common stock were reserved for issuance to directors, officers, consultants or employees of the Company, as approved by the board of directors. On July 17, 1998, February 15, 1999 and February 4, 2000, the 1998 Plan was amended and approved by the board of directors (and subsequently the stockholders) and the number of shares reserved for issuance was increased to 957,000, 1,371,700 and 2,328,700, respectively. The 1998 Plan, which expires in March 2003, provides for the grant of nonstatutory stock options, stock bonuses, stock appreciation rights and restricted stock purchase rights. On March 1, 2000, in connection with the adoption of the 2000 Stock Plan (see below), the board of directors adopted a resolution prohibiting further grants under the 1998 Plan.


     Options granted under the 1998 Plan are for ten-year terms. Exercise prices of the nonstatutory stock options are determined by the board of directors. Options under the 1998 Plan are generally subject to vesting in installments over a four-year period commencing on the grant date.


     2000 Plan



     On March 1, 2000, the board of directors approved the 2000 Stock Plan (the "2000 Plan"). All options outstanding under the 1998 Plan continue in effect. All shares reserved for issuance which were not granted under the 1998 Plan, as well as 41,151 additional shares, are reserved for awards under the 2000 Plan. The 2000 Plan provides for issuance of stock-based awards to employees, directors and consultants

                                CELLOMICS, INC.

   (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE NINE-MONTH PERIODS ENDED


                   SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)



     and expires March 1, 2010. The total shares subject to awards authorized under the 1998 Plan and the 2000 Plan were 2,369,851 as of September 30, 2000.



     The following table summarizes activity under the Plans:



                                                            SHARES UNDER   WEIGHTED AVERAGE
                                                               OPTION       EXERCISE PRICE
                                                            ------------   ----------------
Outstanding at December 31, 1997..........................          --             --
  Granted.................................................     694,303          $0.18
  Exercised...............................................          --             --
  Canceled................................................          --             --
                                                             ---------
Outstanding at December 31, 1998..........................     694,303           0.18
  Granted.................................................     439,423           0.18
  Exercised...............................................          --             --
  Canceled................................................          --             --
                                                             ---------
Outstanding at December 31, 1999..........................   1,133,726           0.18
  Granted.................................................     450,211          $1.51
  Exercised...............................................          --             --
  Cancelled...............................................     (28,870)          1.33
                                                             ---------
Outstanding at September 30, 2000.........................   1,555,067          $ .53
                                                             =========



    Deferred compensation for options granted to employees is recorded when the exercise price of an option is less than the fair value of the underlying stock on the date of grant. Deferred compensation of $259,344, $2.2 million and $6.5 million was recorded on these options in 1998, 1999, and for the nine months ended September 30, 2000, respectively. Deferred compensation is amortized to compensation expense on an accelerated basis.



    In addition, in April 1998, the Company granted options to non-employees to purchase a total of 38,280 shares of common stock at an exercise price of $0.18 per share. Deferred compensation of $14,890 was recorded on these options, based on the estimated fair value of the options granted using the Black-Scholes model.


    The Company has adopted the disclosure-only provisions of SFAS No. 123. Accordingly, compensation expense has been determined based on the intrinsic value of the options at the date of award. Had compensation cost for the 1998 Plan been determined based on the fair value of the options at the dates of grant, the impact on the Company's net loss for the years ended December 31, 1997, 1998 and 1999 would have been as follows:


                                                 1997           1998            1999
                                              -----------    -----------    ------------
Net loss:
  As reported...............................  $(2,437,876)   $(3,494,660)   $(10,617,803)
  Pro forma.................................   (2,437,876)    (3,500,368)    (10,632,516)
Earnings per share - basic and diluted:
  As reported...............................  $     (0.68)   $     (1.09)   $      (3.06)
  Pro forma.................................        (0.68)         (1.09)          (3.06)


    The value of these options has been estimated on the date of grant using the Black-Scholes model under the minimum value method. The assumptions used in computing the minimum value of options granted during 1998 and 1999 were a risk-free interest rate of 5% and a weighted average expected life of each option of four years.

                                CELLOMICS, INC.

   (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE NINE-MONTH PERIODS ENDED


                   SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)



    The weighted average fair value of the options granted, determined using the minimum value method, in 1998 and 1999 were $0.39 and $4.67, respectively. The weighted average remaining term of the options outstanding at December 31, 1999 was 8.8 years.



10. NET LOSS PER SHARE


    The following table sets forth the computation of basic and diluted net loss per share:


                                                                                                FOR THE NINE MONTHS
                                           YEAR ENDED DECEMBER 31,                              ENDED SEPTEMBER 30,
                           -------------------------------------------------------   -----------------------------------------
                                                                          1999                                        2000
                              1997          1998           1999        PRO FORMA        1999           2000        PRO FORMA
                           -----------   -----------   ------------   ------------   -----------   ------------   ------------
                                                                      (UNAUDITED)
Numerator:
  Net loss...............  $(2,437,876)  $(3,494,660)  $(10,617,803)  $(10,617,803)  $(7,909,409)  $(12,891,489)  $(12,891,489)
  Less: preferred stock
    dividends............           --      (518,017)      (933,232)            --      (693,170)   (30,155,745)   (29,030,861)
                           -----------   -----------   ------------   ------------   -----------   ------------   ------------
  Net loss attributable
    to common
    stockholders.........  $(2,437,876)  $(4,012,677)  $(11,551,035)  $(10,617,803)  $(8,602,579)  $(43,047,234)  $(41,922,350)
                           ===========   ===========   ============   ============   ===========   ============   ============
Denominator:
  Weighted average shares
    - basic and
    diluted..............    3,600,394     3,675,658      3,770,590      9,898,982     3,768,373      3,926,103     12,458,747
                           ===========   ===========   ============   ============   ===========   ============   ============
Basic and diluted net
  loss per share.........  $     (0.68)  $     (1.09)  $      (3.06)  $      (1.07)  $     (2.28)  $     (10.96)  $      (3.36)
                           ===========   ===========   ============   ============   ===========   ============   ============



    Pro forma loss per share for the year ended December 31, 1999 and nine-month period ended September 30, 2000 is computed assuming conversion of convertible preferred stock outstanding at the end of each period into common stock on a one for one basis at the beginning of each period, or the date of issuance if later. The convertible preferred stock will automatically convert to common stock upon the completion of an initial public offering.



    For 1997, 1998, 1999 and the nine months ended September 30, 1999 and 2000, 0, 3,546,451, 7,023,679, 6,631,198 and 10,674,850 shares, respectively, of potential common stock were excluded because their effect was anti-dilutive. On a pro forma basis for 1999 and the nine months ending September 30, 2000, 963,055 and 2,219,991 shares, respectively, of potential common stock related to options and warrants were excluded because their effect was anti-dilutive.


11. RELATED PARTY TRANSACTIONS

    Zeiss

    On April 14, 1998, the Company entered into an exclusive, worldwide, Co-Marketing, Manufacturing, Sales and Support and Development Agreement (the "Original Zeiss Agreement") with Carl Zeiss Jena GmbH ("Zeiss"), a stockholder, to deliver integrated screening systems and services for the optimization of the drug discovery process. As part of the Original Zeiss Agreement, Zeiss will manufacture a high content screening kinetics system exclusively for the Company using the Company's proprietary software. The Company is responsible for marketing, selling and servicing this high content screening system.

    On February 3, 2000, a Development, Manufacturing and Supply Agreement (the "New Zeiss Agreement") was entered into between the Company and Zeiss which supersedes the Original Zeiss Agreement. This agreement principally provides for the manufacture and supply of products as described

                                CELLOMICS, INC.

   (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE NINE-MONTH PERIODS ENDED


                   SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)



    above for a five-year term, and includes provisions whereby the Company agrees to reimburse Zeiss for an additional DM 4.0 million ($2.0 million as of December 31, 1999) for development costs incurred by Zeiss through December 31, 1999. During September, 2000, the Company paid $1.0 million of the development costs. The remaining amounts are to be paid during 2001. The total U.S. dollar equivalent of $2.0 million has been reflected in the balance sheet at December 31, 1999 as a payable to related party. Additionally, the Company has capital expenditure commitments to Zeiss of $1.2 million during 2000.



    On February 21, 2000, the Company and Zeiss entered into a sales and marketing agreement for ultra high throughput screening products whereby the Company will be the exclusive dealer and distributor for high throughput and ultra high throughput screening systems and related products in the United States and Canada through December 31, 2005.


    The Company also purchases components from Zeiss for other products assembled by the Company. Total purchases for 1998 and 1999 approximated $160,500 and $317,000, respectively.

    QED Imaging

    On May 1, 1999, the Company entered into an agreement with QED Imaging ("QED"). The term of this agreement is one year. The agreement provides for monthly payments by the Company based upon services performed with the potential for a bonus, subject to satisfactory performance and completion of the milestones. Costs incurred under this contract which have been charged to research and development expense, amounted to $165,334 in 1999.

    Other

    A stockholder of the Company is a partner of a law firm that provides services to the Company. During 1997, 1998 and 1999, the services provided by his firm were $10,809, $168,998 and $110,617, respectively.

12. GRANTS

    On March 9, 1998, the Company received a component of a five-year program project grant entitled Combinatorial Approaches for Novel Anticancer Agents. The Company, working as a subcontractor, will receive approximately $1.0 million of an approximately $4.2 million, five-year program project grant that is being funded by the National Cancer Institute Special Emphasis Panel.

    On April 28, 1998, the Company received a Small Business Information Research grant for $700,000 over a two-year period from the National Institutes of Health to develop a cytotoxicity assay. Lawrence Livermore National Laboratory is a subcontractor.

    On September 16, 1998, the Company entered into a $16.4 million Defense Advanced Research Project Agency ("DARPA") cost-sharing contract for the development of the CellChip System and the Fluorotox Database to detect toxins. During the first phase (September 13, 1998 through September 12,
    2000) of the contract, the Company will receive $2.4 million from the government and provide matching funds of in-kind costs of $5.2 million. The matching funds of in-kind costs are primarily costs associated with other Company projects, which indirectly benefit the DARPA project. Through December 31, 1999, the Company has recognized $1.6 million in revenues, of which $1.4 million has been received. The remaining $182,763 has been billed to the government and is recorded in accounts receivable. The Company has incurred $3.4 million of "in-kind" costs under the program which have been recorded as

                                CELLOMICS, INC.

   (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE NINE-MONTH PERIODS ENDED


                   SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)


research and development expenses. Billings occur monthly based on the costs incurred and the stipulated percentage of total project costs representing the government's share.

The government has an option for a second phase (September 13, 2000 through September 13, 2002) of the contract. If the option is exercised, the Company will receive an additional $4.6 million during phase II and will provide matching funds of in-kind costs of $4.2 million. The Company has hired subcontractors to perform services under this contract totaling $758,000 in phase I and, subject to the government exercising its option, $1.9 million in phase II.


Total grant revenues were $584,000 and $1.8 million in 1998 and 1999, respectively. There were no grant revenues in 1997. Included in research and development expenses in the statement of operations are direct costs of $545,646 and $1.7 million in 1998 and 1999, respectively.


13. EMPLOYEE BENEFITS

    The Company maintains a defined contribution retirement savings plan covering substantially all employees and permits participants to make contributions by salary deduction pursuant to Section 401(k) of the Internal Revenue Code. Such amounts may be matched by the Company under certain conditions. Also, the Company may make, at its discretion, additional contributions to the plan. The Company did not make any contributions to the plan during 1997, 1998 or 1999.


14. SUBSEQUENT EVENTS (UNAUDITED)


    Stock Split


    On November 10, 2000, the board of directors of the Company approved a 3.19-for-1 stock split effective immediately prior to the initial public offering. All common stock and potential common stock share and per share data in these financial statements have been retroactively adjusted to reflect this change.



    Authorization of shares for employee options



    On November 10, 2000, the board of directors increased the number of share reserved for issuance under the 2000 Plan by 479,001 bringing the total number of shares reserved for issuance under the Company's stock option plans to 2,848,852. In addition, the board adopted a resolution which will further increase the number of shares reserved for issuance to 3,636,600 upon the effectiveness of the Company's registration statement.



    Sale of Common Stock



    In October 2000, under its existing maintenance rights relating to its earlier purchase of the Company's common stock and in conjunction with the sale of Series C preferred stock, Beckman Coulter purchased 168,148 shares of the Company's common stock for total proceeds of $960,922.

                                CELLOMICS, INC.

   (INFORMATION AS OF SEPTEMBER 30, 2000 AND FOR THE NINE-MONTH PERIODS ENDED


                   SEPTEMBER 30, 1999 AND 2000 IS UNAUDITED)



    Sale of preferred stock



    In October 2000, the Company received $5.5 million net of related offering expenses associated with the sale of Series C preferred stock, and issued an additional 1,312,395 shares of Series C preferred stock (See Note 9).



    The following unaudited pro forma balance sheet information illustrates the impact of the sales of common stock and Series C preferred stock subsequent to September 30, 2000, as well as the conversion of the Series A, Series B and Series C preferred stock into common stock upon the closing of the initial public offering as if such transactions had occurred at September 30, 2000:



                                           SEPTEMBER 30,    SEPTEMBER 30, 2000
                                               2000             PRO FORMA
                                           -------------    ------------------
Cash.....................................  $ 23,034,134        $29,455,022
Mandatorily redeemable convertible
  preferred stock........................    41,521,247                 --
Common stock.............................        42,700            181,740
Additional paid-in capital...............    14,655,524         62,105,781
Total stockholders' equity (deficit).....   (19,718,258)        27,871,040

[PHOTOGRAPHS AND DESCRIPTIONS OF OUR CURRENT PRODUCTS]

--------------------------------------------------------------------------------

Until               , all dealers effecting transactions in these securities,
whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

--------------------------------------------------------------------------------

                                 CELLOMICS LOGO

                          PRUDENTIAL VECTOR HEALTHCARE
                        A UNIT OF PRUDENTIAL SECURITIES

                                  ING BARINGS

                             DAIN RAUSCHER WESSELS

--------------------------------------------------------------------------------

                                    PART II

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth all expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of the common stock being registered. All amounts are estimated except the Securities and Exchange Commission registration fee and the NASD filing fee.

Registration fee............................................  $   31,000
NASD filing fee.............................................      10,500
Nasdaq National Market listing fee..........................      90,000
Printing and engraving expenses.............................     250,000
Legal fees and expenses.....................................     350,000
Accounting fees and expenses................................     315,000
Transfer Agent and registrar fees...........................      10,000
Premium for directors and officers insurance................     185,000
Miscellaneous...............................................       8,500
                                                              ----------
     Total..................................................  $1,250,000
                                                              ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS


     Our Amended and Restated Certificate of Incorporation, when filed, will require us to indemnify our directors and officers against liabilities they may incur in these capacities, including liabilities under the Securities Act, to the maximum extent permitted by Section 145 of the Delaware General Corporation Law.



     Our bylaws, when effective, will require that we indemnify each of our directors and officers for the judgments, fines and amounts paid in settlement, and the expenses reasonably incurred, in connection with any type of threatened, pending or completed action, suit or proceeding, whether or not bought by us or on our behalf. We must also advance all expenses incurred once we have received a commitment from the indemnified person to repay the amount if they should lose the action. We may, and have, purchased and maintained insurance on behalf of our directors and officers to the extent permitted by Delaware law.



     Our Amended and Restated Certificate of Incorporation, when filed, will provide that our directors shall not be personally liable either to us or to any stockholder for monetary damages for breach of fiduciary duty as a director, except (i) for any breach of the director's duty of loyalty to us or our stockholders, or (ii) for acts or omissions which are not in good faith or which involve intentional misconduct or knowing violation of the law, or (iii) for any matter in respect of which such director shall be liable under Section 174 of Title 8 of the Delaware General Corporation Law or any amendment thereto or successor provision thereto, or (iv) for any transaction from which the director shall have derived an improper personal benefit.


     Reference is also made to Section      of the underwriting agreement
contained in Exhibit 1.1 hereto, indemnifying our officers and directors against certain liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Since March 1, 1997, the Company has made sales of the following unregistered securities:


     Common Stock. (i) On January 21, 1998, in connection with the sale of Series A preferred stock as described below (see "Preferred Stock," (i)), the Company sold 81,536 shares of common stock to an existing stockholder pursuant to anti-dilution rights held by such stockholder in accordance with its previous investment. No underwriters were involved and no commission was paid. The shares were sold in reliance on the exemption from registration contained in Section 4(2) of the Securities Act for transactions not involving a public offering.



     (ii) On January 15, 1999, in connection with the sale of Series A preferred stock as described below (see "Preferred Stock," (ii)), the Company sold 96,048 shares of common stock to an existing stockholder pursuant to anti-dilution rights held by such stockholder in accordance with its previous investment. No underwriters were involved and no commission was paid. The shares were sold in reliance on the exemption from registration contained in Section 4(2) of the Securities Act for transactions not involving a public offering.



     (iii) On July 3, 2000, the Company sold 488,887 shares of our common stock to Beckman Coulter for aggregate proceeds to Cellomics of $4.8 million. On October 25, 2000, and in connection with the July 3, 2000 agreement, we sold an additional 168,148 shares of our common stock to Beckman Coulter for aggregate proceeds to Cellomics of $960,922. The shares were sold in reliance on the exemption from registration contained in Section 4(2) of the Securities Act for transactions not involving a public offering.



     Options. (i) From March 1, 1997 to the present, the Company has granted employee stock options to purchase a total of 1,587,127 shares of common stock to 107 employees, directors and consultants of the Company at an exercise prices ranging from $.18 to $2.35 per share, respectively which represents a discount from fair market value. The grants of such options were exempt from registration pursuant to Rule 701 of the Securities Act.



     Warrants. (i) On June 18, 1997, in connection with the issuance of convertible notes as described below (see "Convertible Notes," (i)), the Company issued a warrant to one entity with certain concomitant rights to purchase shares of preferred stock of the Company for the exercise price of $25,000. On January 8, 1998, these warrants were canceled and replaced with the warrants dated January 21, 1998 to purchase 14,189 shares of preferred stock of the Company as described in (iv) below. No underwriters were involved and no commission was paid. The warrants were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act for transactions not involving a public offering.



     (ii) On August 1, 1997, in connection with the issuance of convertible notes as described below (see "Convertible Notes," (ii)), the Company issued a warrant to one entity for the purchase of 170,285 shares of preferred stock of the Company at an exercise price of $2.65 per share. On January 16, 1998, this warrant was canceled and replaced with the warrant issued on January 21, 1998 to purchase 170,285 shares of preferred stock of the Company as described in (v) below. No underwriters were involved and no commission was paid. The warrants were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act for transactions not involving a public offering.



     (iii) On January 21, 1998, in connection with the sale of Series A preferred stock as described below (see "Preferred Stock," (i)), the Company issued warrants to seven persons or entities for the purchase of 567,616 shares of common stock of the Company at an exercise price of $2.07 per share. The warrants were issued with the shares of Series A preferred stock for an aggregate purchase price of $5,532,839. The Company also issued warrants to purchase 283,808 shares of common stock to two persons or entities with an exercise price of $1.76 per share, as compensation for financial and advisory services performed in connection with the transaction. The warrants were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act for transactions not involving a public offering.



     (iv) On January 21, 1998, in connection with the issuance of convertible notes as described below (see "Convertible Notes," (i)), the Company issued a warrant to one entity for the purchase of 14,189 shares of Series A preferred stock of the Company at an exercise price of $1.76 per share. The warrants were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act for transactions not involving a public offering.



     (v) On January 21, 1998, in connection with the issuance of convertible notes as described below (see "Convertible Notes," (ii)), the Company issued a warrant to one entity for the purchase of 170,285 shares of Series A preferred stock of the Company at an exercise price of $2.65 per share. The warrants were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act for transactions not involving a public offering.



     (vi) On June 30, 1999, the Company issued a warrant for the purchase of 103,675 shares of common stock at an exercise price of $2.07 per share to one financial institution as partial consideration for the issuance of a $1.5 million senior term loan to the Company. The warrants were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act for transactions not involving a public offering.


     (vii) On August 30, 1999, October 4, 1999 and December 14, 1999, the Company issued warrants for the purchase of 1,369, 1,206 and 1,072 shares of common stock at an exercise price of $2.07 per share, to one financial institution as partial consideration for extending a $3 million equipment financing line of credit to the Company. No underwriters were involved and no commission was paid. The warrants were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act for transactions not involving a public offering.



     (viii) On February 23, 2000, the Company issued warrants to purchase 261,581 shares of common stock with an exercise price of $3.78 per share to eight persons or entities in connection with the sale of convertible demand notes as described below (see "Convertible Notes" (iii)). No underwriters were involved and no commission was paid. The warrants were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act for transactions not involving a public offering.



     (ix) On February 23, 2000, in connection with the issuance of convertible notes as described below (see "Convertible Notes" (iii)), the Company issued warrants to purchase 17,845 shares of common stock with an exercise price of $3.78 per share to two persons or entities pursuant to pre-emptive rights held by such persons or entities. No underwriters were involved and no commission was paid. The warrants were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act for transactions not involving a public offering.



     Convertible Notes: (i) On June 18, 1997, the Company issued to one entity a convertible note for $50,000. No underwriters were involved and no commission was paid. The note was issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act for transactions not involving a public offering.



     (ii) On August 1, 1997, the Company issued to one entity a convertible note for $450,000. No underwriters were involved and no commission was paid. The note was issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act for transactions not involving a public offering.



     (iii) On November 30, 1999, the Company issued to eight persons or entities $1.8 million of convertible demand notes. No underwriters were involved and no commission was paid. The notes were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act for transactions not involving a public offering.



     Preferred Stock: (i) On January 21, 1998, the Company sold 3,410,526 shares of Series A preferred stock to eight persons or entities, along with the warrants described above (see "Warrants" (iii)) for an aggregate purchase price of $5,532,839. As noted above in "Warrants," the Company also issued 283,808 warrants to purchase common stock to two entities or persons, with an exercise price of $1.76 per share as compensation for financial and advisory services performed in connection with the transaction. In addition, two entities converted $500,000 of notes plus accrued interest of $19,550 into 294,906 shares of Series A preferred stock. The shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act for transactions not involving a public offering, and in accordance with Regulation D.



     (ii) On January 15, 1999, eight entities purchased 2,838,079 shares of Series A preferred stock for an aggregate purchase price of $5,000,000. No underwriters were involved and no commission was paid. The notes were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act for transactions not involving a public offering, and in accordance with Regulation D.



     (iii) On February 23, 2000, 12 persons or entities purchased 1,726,052 shares of Series B preferred stock from the Company for an aggregate purchase price of $6,530,863. In addition, $1.8 million of convertible demand notes, issued to eight persons or entities on November 30, 1999 as described above (see "Convertible Notes," (iii) above)), plus accrued interest of $41,863, were converted into 486,772 shares of

Series B Preferred Stock. No underwriters were involved and no commission was paid. The shares were sold in reliance on the exemption from registration contained in Section 4(2) of the Securities Act for transactions not involving a public offering, and in accordance with Regulation D.


     (iv) On September 27, 2000 and October 2, 2000, 14 qualified institutional buyers (as such term is defined in Rule 144A under the Securities Act) and one large institutional accredited investor purchased 5,249,588 shares of Series C preferred stock from the Company for an aggregate purchase price of approximately $30,000,000 before deducting commissions of approximately $1,865,000. The shares were sold in reliance on the exemption from registration contained in Section 4(2) of the Securities Act for transactions not including a public offering, and in accordance with Regulation D. Prudential Vector Healthcare, a unit of Prudential Securities Incorporated, acted as placement agent for the offering.



     All sales of common stock made pursuant to the exercise of stock options were made in reliance on Rule 701 under the Securities Act or Section 4(2) of the Securities Act. All other sales were made in reliance on Section 4(2) of the Securities Act and/or Regulation D promulgated under the Securities Act. These sales were made, without general solicitation or advertising, to investors who were sophisticated, who had access to all relevant information necessary to evaluate the investment and who represented to the registrant that they were acquiring the securities for investment and appropriate legends were affixed to the share certificates in such transactions.


ITEM 16. EXHIBITS AND FINANCIAL STATEMENTS

     (a) Exhibits


EXHIBIT NO.                      DESCRIPTION OF EXHIBIT
-----------                      ----------------------
  1.1         Form of Underwriting Agreement**
  3.1         Amended and Restated Certificate of Incorporation of
              Cellomics*
  3.2         Bylaws of Cellomics*
  4.1         Loan and Security Agreement with Transamerica Business
              Credit Corporation, including warrant, dated June 30, 1999*
  4.2         Master Loan and Security Agreement with Oxford Venture
              Finance, LLC, including warrant, dated July 21, 1999*
  4.3         Series A Preferred Stock and Warrant Purchase Agreement by
              and among certain purchasers listed and Cellomics, Inc.,
              dated January 21, 1998*
  4.4         Series B Preferred Stock Purchase Agreement by and among
              certain purchasers listed and Cellomics, Inc., dated
              February 23, 2000*
  4.5         Form of Stock Certificate for shares of Common Stock*
  5.1         Opinion of Buchanan Ingersoll Professional Corporation**
 10.1         Lease Agreement with University of Pittsburgh, dated July 1,
              1996, for lease of office and laboratory space*
 10.2         Form of Proprietary Information and Property Agreement*
 10.3         License and Supply Agreement with Molecular Probes, Inc.
              ("MPI"), dated April 5, 1999 (the "MPI Agreement")
 10.4         Employment Agreement between Biological Detection, Inc. and
              D. Lansing Taylor, dated October 1, 1998*
 10.5         Employment Offer Letter for R. Terry Dunlay, dated February
              2, 1999*
 10.6         Employment Offer Letter for L. Robert Johnston, dated
              October 15, 1998*
 10.7         Employment Offer Letter for Michael A. Nemzek, dated
              November 9, 1998*
 10.8         Employment Offer Letter for Alan W. Seadler, dated October
              12, 1998*

EXHIBIT NO.                      DESCRIPTION OF EXHIBIT
-----------                      ----------------------
 10.9         Form of Key Employee Non-Compete Agreement*
 10.10        Development, Manufacturing and Supply Agreement with Carl
              Zeiss Jena GmbH, dated February 3, 2000
 10.11        Award/Contract issued by the Office of Naval Research, dated
              September 14, 1998*
 10.12        Alliance Agreement with ACLARA BioSciences, Inc., dated
              October 26, 1999
 10.13        Subcontract with University of Pittsburgh, dated May 5,
              1998*
 10.14        Patent License Agreement with Public Health Service (NIH), dated September 26, 1997*
 10.15        Sales and Marketing Agreement with Carl Zeiss Jena GmbH,
              dated February 21, 2000
 10.16        Cellomics, Inc. 2000 Stock Plan
 10.17        License and Supply Agreement Amendment, made as of April 5,
              2000, by and between MPI and Cellomics amending the MPI
              Agreement
 10.18        Common Stock Purchase Agreement by and between Beckman
              Coulter, Inc. and Cellomics, Inc., dated as of June 9, 2000
              (the "Beckman Stock Purchase Agreement")
 10.19        Strategic Relationship Agreement by and between Cellomics,
              Inc. and Beckman Coulter, Inc. as amended by Amendment No.
              1, dated October 19, 2000, and Amendment No. 2, dated
              October 18, 2000
 10.20        Series C Preferred Stock Purchase Agreement by and among the
              Purchasers listed on Exhibit A thereto and Cellomics, Inc., dated as of September 27, 2000
 10.21        First Amendment to the Beckman Stock Purchase Agreement,
              dated as of October 25, 2000
 10.22        Notice of Sale, dated October 2, 2000, under the Beckman
              Stock Purchase Agreement
 10.23        Amendment to the ACLARA Agreement, dated August 7, 2000
 21.1         List of subsidiaries of Cellomics*
 23.1         Consent of PricewaterhouseCoopers LLP
 23.2         Consent of Buchanan Ingersoll Professional Corporation
              (contained in the opinion filed as Exhibit 5.1 to the
              Registration Statement)**
 24           Powers of Attorney of certain officers and directors of
              Cellomics*
 24.1         Power of Attorney of Barclay Phillips
 27           Financial Data Schedule
 27.1         Financial Data Schedule (Restated)


---------------
*  Previously filed.

** To be filed by amendment.

     (b) Financial Statement Schedules


     The following financial statement schedule is filed herewith: Schedule II--Valuation and Qualifying Accounts.

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS



                                                              ADDITIONS
                                                        ----------------------
                                          BALANCE AT    CHARGED TO    CHARGED                 BALANCE AT
                                         BEGINNING OF    COSTS AND    TO OTHER                  END OF
              DESCRIPTION                   PERIOD       EXPENSES     ACCOUNTS   DEDUCTIONS     PERIOD
---------------------------------------  ------------   -----------   --------   ----------   ----------
For the year ended December 31, 1997
  Deferred tax valuation allowance.....   $  234,000    $  840,000      $--         $--       $1,074,000
                                          ==========    ==========      ===         ===       ==========
For the year ended December 31, 1998
  Deferred tax valuation allowance.....   $1,074,000    $1,918,332      $--         $--       $2,992,332
                                          ==========    ==========      ===         ===       ==========
For the year ended December 31, 1999
  Deferred tax valuation allowance.....   $2,992,332    $4,114,329      $--         $--       $7,106,661
                                          ==========    ==========      ===         ===       ==========

ITEM 17. UNDERTAKINGS


     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.



     The undersigned registrant hereby undertakes that:



          (i) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.



          (ii) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.



     The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Company has duly caused Amendment No. 3 to this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania, on the 16th day of November, 2000.


                                          CELLOMICS, INC.

                                          By:                  *
                                            ------------------------------------
                                              D. Lansing Taylor, Ph.D.
                                              President and Chief Executive
                                              Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, Amendment No. 3 to this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                  SIGNATURE                                  TITLE                        DATE
                  ---------                                  -----                        ----

                      *                        President and Chief Executive       November 16, 2000
---------------------------------------------    Officer and Director (Principal
          D. Lansing Taylor, Ph.D.               Executive Officer)

         /s/ L. ROBERT JOHNSTON, JR.           Executive Vice President and Chief  November 16, 2000
---------------------------------------------    Financial Officer (Principal
           L. Robert Johnston, Jr.               Financial and Accounting
                                                 Officer)

                      *                        Chairman of the Board of Directors  November 16, 2000
---------------------------------------------
                John M. Boles

                      *                        Director                            November 16, 2000
---------------------------------------------
               Alan Mendelson

                      *                        Director                            November 16, 2000
---------------------------------------------
               James A. Sharp

                      *                        Director                            November 16, 2000
---------------------------------------------
            Arnold Oronsky, Ph.D.

                      *                        Director                            November 16, 2000
---------------------------------------------
              Barclay Phillips

        * /s/ L. ROBERT JOHNSTON, JR.
  ------------------------------------------
  L. Robert Johnston, Jr., Attorney-in-fact
  Dated: November 16, 2000

                      REPORT OF INDEPENDENT ACCOUNTANTS ON


                          FINANCIAL STATEMENT SCHEDULE



To the Board of Directors
and Stockholders of Cellomics, Inc.:



Our audits of the financial statements referred to in our report dated March 3, 2000, except as to the fourth paragraph of Note 9 which is as of October 5, 2000 and the stock split described in Note 14 which is as of November 10, 2000, appearing in this Registration Statement on Form S-1 for Cellomics, Inc. also included an audit of the financial statement schedule listed in Item 16(b) of this Registration Statement on Form S-1. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements.



PricewaterhouseCoopers LLP


Pittsburgh, Pennsylvania


March 3, 2000 except as to the


 fourth paragraph of Note 9 which is


 as of October 5, 2000 and the


 stock split described in Note 14


 which is as of November 10, 2000

                                 EXHIBIT INDEX


EXHIBIT NO.                      DESCRIPTION OF EXHIBIT
-----------                      ----------------------
  1.1         Form of Underwriting Agreement**
  3.1         Amended and Restated Certificate of Incorporation of
              Cellomics*
  3.2         Bylaws of Cellomics*
  4.1         Loan and Security Agreement with Transamerica Business
              Credit Corporation, including warrant, dated June 30, 1999*
  4.2         Master Loan and Security Agreement with Oxford Venture
              Finance, LLC, including warrant, dated July 21, 1999*
  4.3         Series A Preferred Stock and Warrant Purchase Agreement by
              and among certain purchasers listed and Cellomics, Inc.,
              dated January 21, 1998*
  4.4         Series B Preferred Stock Purchase Agreement by and among
              certain purchasers listed and Cellomics, Inc., dated
              February 23, 2000*
  4.5         Form of Stock Certificate for shares of Common Stock*
  5.1         Opinion of Buchanan Ingersoll Professional Corporation**
 10.1         Lease Agreement with University of Pittsburgh, dated July 1,
              1996, for lease of office and laboratory space*
 10.2         Form of Proprietary Information and Property Agreement*
 10.3         License and Supply Agreement with Molecular Probes, Inc.
              ("MPI"), dated April 5, 1999 (the "MPI Agreement")+
 10.4         Employment Agreement between Biological Detection, Inc. and
              D. Lansing Taylor, dated October 1, 1998*
 10.5         Employment Offer Letter for R. Terry Dunlay, dated February
              2, 1999*
 10.6         Employment Offer Letter for L. Robert Johnston, dated
              October 15, 1998*
 10.7         Employment Offer Letter for Michael A. Nemzek, dated
              November 9, 1998*
 10.8         Employment Offer Letter for Alan W. Seadler, dated October
              12, 1998*
 10.9         Form of Key Employee Non-Compete Agreement*
 10.10        Development, Manufacturing and Supply Agreement with Carl
              Zeiss Jena GmbH, dated February 3, 2000+
 10.11        Award/Contract issued by the Office of Naval Research, dated
              September 14, 1998*
 10.12        Alliance Agreement with ACLARA BioSciences, Inc., dated
              October 26, 1999 (the "ACLARA Agreement")+
 10.13        Subcontract with University of Pittsburgh, dated May 5,
              1998*
 10.14        Patent License Agreement with Public Health Service (NIH), dated September 26, 1997*
 10.15        Sales and Marketing Agreement with Carl Zeiss Jena GmbH,
              dated February 21, 2000+
 10.16        Cellomics, Inc. 2000 Stock Plan
 10.17        License and Supply Agreement Amendment, made as of April 5,
              2000, by and between MPI and Cellomics amending the MPI
              Agreement+
 10.18        Common Stock Purchase Agreement by and between Beckman
              Coulter, Inc. and Cellomics, Inc., dated as of June 9, 2000
              (the "Beckman Stock Purchase Agreement")
 10.19        Strategic Relationship Agreement by and between Cellomics,
              Inc. and Beckman Coulter, Inc. as amended by Amendment No.
              1, dated October 9, 2000, and Amendment No. 2, dated October
              18, 2000+
 10.20        Series C Preferred Stock Purchase Agreement by and among the
              Purchasers listed on Exhibit A thereto and Cellomics, Inc., dated as of September 27, 2000
 10.21        First Amendment to the Beckman Stock Purchase Agreement,
              dated as of October 25, 2000
 10.22        Notice of Sale, dated October 2, 2000, under the Beckman
              Stock Purchase Agreement
 10.23        Amendment to the ACLARA Agreement, dated August 7, 2000+
 21.1         List of subsidiaries of Cellomics*
 23.1         Consent of PricewaterhouseCoopers LLP
 23.2         Consent of Buchanan Ingersoll Professional Corporation
              (contained in the opinion filed as Exhibit 5.1 to the
              Registration Statement)**
 24           Powers of Attorney of certain officers and directors of
              Cellomics*
 24.1         Power of Attorney of Barclay Phillips
 27           Financial Data Schedule
 27.1         Financial Data Schedule (Restated)


---------------
*  Previously filed.

** To be filed by amendment.

+ Portions of this exhibit have been omitted pursuant to a request for confidential treatment.